424(b)(3) File No. 333-12839

                             MTR GAMING GROUP, INC.

                      Warrants to purchase 1,542,860 shares
                  of Common Stock, par value $.00001 per share

          1,726,066 shares of Common Stock, par value $.00001 per share

     The registration statement (the "Registration Statement"), of which this Prospectus forms a part, registers the offer and sale by certain stockholders (the "Selling Stockholders") of MTR Gaming Group, Inc. ("MTR" or the "Company"), formerly known as Winners Entertainment, Inc., of (i) warrants to purchase up to an aggregate of 1,492,860 shares of common stock, par value $.00001 per share (the "Common Stock") of the Company at a price of $1.06 per share, subject to adjustment (the "$1.06 Warrants"); (ii) warrants to purchase up to an aggregate of 50,000 shares of Common Stock at a price of $0.80 per share, subject to adjustment (the "$.80 Warrants"); and (iii) 1,726,066 shares of Common Stock. The $1.06 Warrants and the $0.80 Warrants are collectively referred to herein as the "Warrants." Of the 1,726,066 shares of Common Stock registered herein, 183,206 shares are currently outstanding and held by one of the Selling Stockholders and 1,542,860 shares are issuable upon the exercise of the Warrants held by the Selling Stockholders. The Selling Stockholders acquired the outstanding shares of Common Stock and the Warrants offered hereby directly from the Company in connection with a secured working capital loan agreement (the "Term Loan Agreement") between a wholly-owned subsidiary of the Company, the Company as guarantor and a private lender. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares of Common Stock and Warrants offered hereby by the Selling Stockholders. The Warrants are exercisable commencing on July 2, 1996 through the close of business on July 2, 2001. Except with respect to the exercise price, the $1.06 Warrants and $.80 Warrants are identical. To the extent any of the Warrants are exercised, the Company will use the proceeds thereof for its working capital purposes. See "Use of Proceeds."

         The Common Stock is quoted on the NASDAQ SmallCap Market. On November 15, 1996 the high bid and low asked quotations of the Common Stock were $1 1/4 and $1 1/4, respectively. Prior to this offering there has been no public market for the Warrants and the Company does not intend to apply for listing or quotation of the Warrants on any securities exchange or stock market.

         The Selling Stockholders may sell the securities registered herein from time to time in transactions in the open market (including any securities exchange or through any inter-dealer quotation system), in negotiated transactions, or by a combination of these methods, at fixed prices that may be changed, at market prices at the time of sale, at prices related to market prices or at negotiated prices. The Selling Stockholders may effect these transactions directly with the purchasers by selling the securities registered herein to or through underwriters, agents, or broker-dealers, in each case who may receive compensation in the form of discounts or commissions from the Selling Stockholders or otherwise from the purchasers of such securities for whom the underwriters, agents or broker-dealers may act as agent or to whom they may sell as principal, or both. See "Plan of Distribution."

         The Company will bear all of the expenses in connection with the registration of the Common Stock and Warrants offered hereby, which expenses are estimated to be $96,000. The Selling Stockholders will pay any brokerage compensation in connection with their sale of the Common Stock and Warrants registered herein.

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" WHICH COMMENCES ON PAGE 7 OF THIS PROSPECTUS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is November 14, 1996.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and other information statements filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and copies of such material can be obtained from the Public Reference Section of the Commission in Washington, D.C., at prescribed rates.

         The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus (the "Prospectus") does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Registration Statement, and exhibits and schedules thereto.

         No dealer, salesman or any other person has been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with the offering herein contained and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the facts herein set forth since the date hereof.

                                TABLE OF CONTENTS
                                                                            Page

PROSPECTUS SUMMARY............................................................1

RISK FACTORS..................................................................7

USE OF PROCEEDS..............................................................15

DIVIDEND POLICY..............................................................15

CAPITALIZATION...............................................................16

PRICE RANGE OF COMMON STOCK..................................................17

SELECTED FINANCIAL DATA......................................................18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS..............................19

BUSINESS ....................................................................40

MANAGEMENT...................................................................62

EXECUTIVE COMPENSATION.......................................................64

CERTAIN TRANSACTIONS.........................................................69

PRINCIPAL STOCKHOLDERS.......................................................73

SELLING STOCKHOLDERS.........................................................75

PLAN OF DISTRIBUTION.........................................................78

DESCRIPTION OF SECURITIES....................................................79

SHARES ELIGIBLE FOR FUTURE SALE..............................................89

DESCRIPTION OF CERTAIN INDEBTEDNESS..........................................97

LEGAL MATTERS...............................................................100

EXPERTS.....................................................................100

INDEX TO FINANCIAL STATEMENTS...............................................F-1

                               PROSPECTUS SUMMARY

         The following is a summary of certain information contained in the body of this Prospectus and should be read in conjunction with the detailed information and financial statements appearing elsewhere herein.


                                   THE COMPANY

         The Company, through wholly-owned subsidiaries, owns and operates Mountaineer Race Track and Gaming Resort ("Mountaineer Park"), a resort facility in Chester, West Virginia, and owns a working interest in proven oil and gas reserves in Michigan.

         The Company was incorporated in March 1988 in Delaware under the name "Secamur Corporation," a wholly owned subsidiary of Buffalo Equities, Inc. ("Buffalo"), and later "spun-off" through the sale of its stock to the stockholders of Buffalo in January 1989. In June 1989, the Company merged with Pacific International Industries, Inc., which had been engaged in the contract security guard services business in Southern California since its inception in February 1987. Upon completion of the merger, the Company was renamed Excalibur Security Services, Inc., to reflect its new line of business. After operating unprofitably, the Company filed a voluntary petition for reorganization with the U.S. Bankruptcy Court for the Central District of California in December 1990, and became a Chapter 11 debtor-in-possession. The Bankruptcy Court approved the Company's sale of its security guard services business in May 1991, and confirmed the Company's plan of reorganization in December 1991. The plan authorized the Company to acquire, primarily, specified gaming and oil and gas businesses. Upon confirmation of the plan, the Company changed its name to Excalibur Holding Corporation. In connection with management's decision to operate as a gaming company, the Company was renamed Winners Entertainment, Inc. in August 1993. At the annual meeting of stockholders on October 15, 1996, the stockholders of the Company approved a change of the Company's name from Winners Entertainment, Inc. to MTR Gaming Group, Inc.

         Mountaineer Race Track & Gaming Resort - Chester, West
         Virginia

         Pursuant to a stock purchase agreement dated May 5, 1992, the Company acquired all of the common stock of Mountaineer Park, Inc. ("Mountaineer"), a West Virginia corporation, in December 1992. Mountaineer Park, the site of the Company's gaming business, offers an entertainment complex and destination resort with hotel, dining and lounge facilities, and outdoor activities including golf, swimming and tennis. Mountaineer Park is situated on a 606-acre site on the Ohio River at the northern tip of West Virginia's northwestern panhandle in Hancock County, approximately 40 miles south of Youngstown, Ohio and 35 miles west of Pittsburgh, Pennsylvania.

         Racetrack Facilities

         Mountaineer Park offers live horse racing before clubhouse and grandstand viewing areas with enclosed seating for year-round racing. The track also conducts simulcast (closed circuit television) thoroughbred horse and greyhound dog racing from other prominent racetracks around the country. Mountaineer Park's main racetrack consists of an oval dirt track approximately one mile in length. Inside the main track is a natural turf (grass) track measuring seven furlongs or 7/8 of a mile. The racetrack is equipped with two chutes for races of lengths from 4 1/2 furlongs to over one mile. The racetrack buildings consist of the clubhouse and grandstand which provide glass-enclosed stadium and box seating for approximately 770 and 2,850 patrons, respectively. The buildings are each three-stories and are connected by an enclosed walkway. Live and simulcast racing can be viewed by approximately 1,200 dining patrons in two restaurants located in the clubhouse and grandstand. In addition to seating areas, the grandstand covers approximately 57,000 square feet of interior space on the main and mezzanine levels containing 42 parimutuel windows and four food and beverage concession stands. The clubhouse covers approximately 25,000 square feet of interior space containing 22 parimutuel windows. The grandstand has an indoor stage with a seating capacity of approximately 2,240, and has been the site of several nationally televised boxing matches. The racetrack apron, which is accessible from both buildings, provides racing fans with up-close viewing of horses entering the racetrack and crossing the finish line. The stable area accommodates approximately 1,250 horses and is located adjacent to the main track. Mountaineer's racetrack parking lots have a combined capacity for over 2,900 vehicles.

         Lodge Facilities

         The Mountaineer Lodge (the "Lodge") is a two-story facility which overlooks the par three, nine hole "executive" golf course near Mountaineer Park's main entrance on West Virginia State Route 2. The Lodge offers 101 rooms, including 50 standard rooms (one double bed), 46 superior rooms (two double beds), and five king rooms and suites. The Mountaineer Lodge Dining Room seats 125 patrons for casual dining overlooking the golf course and an additional 68 patrons may be seated on an outside deck, weather permitting. In 1995, in response to increased patronage of the off-track betting, video lottery gaming, dining and bar facilities located at the Lodge, the Company expanded its 5,000 square foot Speakeasy Gaming Saloon with an 8,000 square foot addition. The capacity of the Speakeasy Gaming Saloon now stands at 750. Extensive off-track wagering facilities continue to be maintained at the Speakeasy Gaming Saloon. The Lodge parking lots have a combined capacity for approximately 370 vehicles.

         Video Lottery Facilities

         In addition to live and simulcast parimutuel wagering, Mountaineer Park offers video lottery gaming through 800 leased video lottery terminals ("VLTs") located in the racetrack clubhouse, grandstand and Lodge. Mountaineer introduced 400 new state-of-the-art VLTs in September 1994, replacing 165 older machines operated by the Company since December 1992, and subsequently placed an additional 400 VLTs into operation in June 1995. The racetrack houses 400 of the VLTs in its Riverside Gaming Terrace on the second floors of the clubhouse and grandstand, and the Lodge offers the remaining 400 VLTs in the Speakeasy Gaming Saloon, Derby Room and Iron Horse Lounge. Unlike the replaced machines, each of the new VLTs allows a player to select from several game themes, including up to four versions of draw poker, one version of blackjack and two versions of keno.

         On July 3, 1996, the Company installed slot games on the first 350 of its 800 VLTs. In October 1996, the Company installed slot games on an additional 50 VLTs bringing the total number of VLTs with slot games to 400. The new games, which were authorized by West Virginia's state lottery laws for the first time in June 1996, include Double Diamond, a classic casino slot game with cherries, bars and items that "spin" on video reels, and the internationally popular Black Rhino game. These new games are offered in addition to blackjack, poker and keno. Management intends to install 200 additional VLTs with slot games within the next year, and replace older VLTs that cannot accommodate the new games as leases lapse, subject to evidence that the Company's current VLTs are utilized to full capacity, so that by the end of fiscal year 1997, Mountaineer expects to operate 1,000 VLTs with slot games.

         Recreational Facilities

         Mountaineer Park has a par three, nine-hole "executive" golf course, three tennis courts, a volleyball court, a basketball court, two swimming pools and two children's swimming pools. These facilities are made available for use by Lodge guests and the general public at specified daily or seasonal rates.

         Trailer Park

         The Company maintains a trailer park consisting of 61 individual lots on approximately 11.5 acres located across West Virginia State Route 2 from the Lodge and the entrance to Mountaineer Park. The lots are rented for fixed monthly fees, mostly to individuals who are employed by Mountaineer in racing operations. The Company is responsible for maintenance of the road and grounds, refuse removal and providing water and sewage hookups. The tenants pay all utility expenses.

         Undeveloped Land

         Mountaineer owns, as part of its 606 acre site, a 375 acre tract that is currently undeveloped. The acreage is located directly across West Virginia State Route 2 from the Lodge and racetrack main entrance. Management has no current plans to develop such property.

         Recent Developments

         On October 23, 1996, the Company announced its unaudited results of operations for the three months ended September 30, 1996. Total revenues for the period were $13,097,000 as compared to $7,904,000 for the three months ended September 30, 1995, which represents a $5,193,000 or 66% increase. The Company reported net income of $1,448,000 for the third quarter of 1996, or $.08 per share. This represents a $2,083,000 increase from the $635,000 net loss, or $.04 per share, reported for the same period in 1995.

         The Company also announced that its net win (gross wagers less payouts to players) from video lottery operations for the third quarter 1996 increased 93% to $10,067,000 from $5,220,000 for the third quarter 1995, or $137 per machine per day for the third quarter 1996, as compared to $71 per machine per day for the third quarter 1995. The Company realized an increase of $3,375,000 in operating income from a loss of $1,037,000 in the third quarter of 1995 to $2,338,000 for the same period of 1996.

         Total revenues for the first nine months of 1996 were $29,198,000, up $10,444,000, or 56%, from the $18,754,000 reported for the same period last year. Net income increased to $1,333,000 or $.07 per share, for the first nine months of 1996 from a loss of $3,384,000, or $.21 per share, for the first nine months of 1995.

         At the annual meeting of stockholders on October 15, 1996, the stockholders approved (i) an amendment to the Company's Restated Certificate of Incorporation (the "Certificate") to change the Company's name to "MTR Gaming Group, Inc." and (ii) an amendment to the Company's Certificate to increase the number of authorized shares of Common Stock from 25 million to 50 million. The Company has filed an amended Certificate with the Secretary of State of Delaware to reflect these changes.

         On July 2, 1996, Mountaineer entered into a financing arrangement with a private lender for a secured working capital loan pursuant to the Term Loan Agreement (the "Term Loan") and a commitment for a first mortgage refinancing (the "Loan Commitment"). The $5 million loan is secured by a second mortgage on all of Mountaineer's real and personal property and is guaranteed by the Company. The note evidencing the Term Loan calls for monthly payments of interest only at the rate of 12% per annum, and a default rate of 22% per annum. As additional consideration for the note, the Company agreed to issue the lender 183,206 shares of Common Stock and five-year Warrants to purchase an additional 1,142,860 shares of Common Stock at $1.06 per share. The Warrants are exercisable for a period of five (5) years from the date of the Term Loan Agreement. Five-year Warrants to purchase an additional 50,000 shares of Common Stock in the aggregate at an exercise price of $.80 per share were issued by the Company to two third parties. Except with respect to the exercise price, all of the Warrants are identical. See "Management's Discussion of Financial Condition and Results of Operations - Liquidity and Capital Resources", "Selling Stockholders" and "Description of Certain Indebtedness." The principal of the Term Loan is to be repaid at the end of a three year term, during which period the Term Loan is subject to, on each anniversary date, additional fees in cash equal to 8% of the outstanding principal balance, Common Stock equal to 5% of the outstanding principal balance divided by the average daily closing price on each business day for the 30 days prior to the third day before the anniversary date, and additional warrants to purchase an aggregate of 250,000 shares of Common Stock at an exercise price of $1.06 per share. The shares of Common Stock and Warrants, which have been issued to the lender and the shares of Common Stock underlying such Warrants are covered by this Registration Statement, and the shares of Common Stock and warrants issuable to the lender in connection with the Term Loan Agreement in the future, and the shares of Common Stock underlying such warrants, will be the subject of future registration statements. In addition to the fees, certain restrictions are imposed under the Term Loan Agreement limiting the Company's ability to incur additional debt, make capital expenditures and increase management's compensation. The Warrant Certificates provide for adjustment to the exercise price of, and number of shares of Common Stock issuable pursuant to, the Warrants in the event the Company issues additional securities at a price below the exercise price of the Warrants.
See "Description of Securities - Warrants."

         In connection with the Term Loan, the lender also provided a one year Loan Commitment to lend Mountaineer up to $11.1 million of additional funds to be used to refinance the current first mortgage held by Bennett Management & Development Corp. ("Bennett"). The Loan Commitment is subject to customary conditions, including negotiation of definitive loan agreements, but provides that any refinancing would be on terms no less favorable than those of the Company's obligation to Bennett. In connection with the Loan Commitment, the Company paid a $110,000 commitment fee and issued the lender additional Warrants to purchase 350,000 shares of Common Stock at the exercise price of $1.06. These Warrants and the shares of Common Stock underlying such Warrants are covered by this Registration Statement.

         In order to assure compliance with provisions of the West Virginia Racetrack Video Lottery Act (the "Lottery Act") concerning control over a licensee of the West Virginia Lottery Commission

(the "Lottery Commission"), the lender has agreed that it may not own, through the exercise of warrants or otherwise, more than 5% of the Company's outstanding Common Stock unless and until the Commission either (i) approves the lender or
(ii) provides an advisory opinion approving an arrangement whereby the lender may own but may not have voting rights to any shares of Common Stock in excess of the 5% threshold. If the lender becomes disqualified after such Lottery Commission approval, any shares held in excess of the 5% threshold, if registered, shall be sold by the lender; otherwise such shares may be put to the Company for repurchase by the Company at the then current market price, payable in cash or a note with interest payable monthly at 24% per annum with all principal due in one year.

         This Registration Statement is being filed by the Company based on its agreement to register the Common Stock and Warrants, subject to cash penalties if it is not declared effective before seven and nine months from the date of the Loan Agreement.

         Net proceeds to the Company after repayment of a $250,000 loan from a third party, legal fees, loan origination fees, fees associated with the Loan Commitment and the costs of the transaction were approximately $4.2 million. The loan proceeds will be used by the Company to retire a substantial portion of its accounts payable, to make future site improvements and decorate the Speakeasy Gaming Saloon at Mountaineer Park. The loan proceeds will be used for television and print advertising campaigns in the Pittsburgh and Cleveland markets.

     MTR, a Delaware corporation, was incorporated in 1988. The Company's executive offices are located at 1461 Glenneyre Street, Suite F, Laguna Beach, California 92651, Telephone: (714) 376-3010.


                               The Offering
                               ------------

Securities Offered.........     This Prospectus relates to an
                                offering by the Selling Stockholders
                                of (i) 1,542,860 Warrants, which,
                                when exercised, would entitle the
                                holders thereof to purchase, in the
                                aggregate 1,542,860 shares of Common
                                Stock, (ii) 1,542,860 shares of
                                Common Stock issuable upon exercise
                                of the Warrants, and (iii) 183,206
                                shares of Common Stock which are
                                outstanding and held by one of the
                                Selling Stockholders.  The Warrants
                                and the outstanding shares of Common
                                Stock were issued to the Selling
                                Stockholders in private transactions
                                in connection with the Term Loan

                                Agreement dated as of July 2, 1996
                                between a wholly-owned subsidiary of
                                the Company and one of the Selling
                                Stockholders.  See "Selling
                                Stockholders."

Securities Outstanding.....     As of September 13, 1996, the
                                Company had 18,869,397 shares of
                                Common Stock outstanding.  Assuming
                                that all of the Warrants are
                                exercised and no other shares of
                                Common Stock are issued subsequent
                                to September 13, 1996, the Company
                                would have 20,412,257 shares of
                                Common Stock outstanding.

Use of Proceeds............     The Company will not receive any
                                proceeds from the sale of the
                                Warrants or the shares of Common
                                Stock offered by the Selling
                                Stockholders.  To date, none of the
                                Warrants have been exercised.  If
                                all of the Warrants are exercised,
                                the Company will receive estimated
                                additional net proceeds of
                                $1,622,431.  The Company intends to
                                utilize any proceeds received from
                                the exercise of the Warrants as
                                working capital.  There can be no
                                assurance that any of the Warrants
                                will be exercised.  See "Use of
                                Proceeds."

Risk Factors...............     See "Risk Factors" for a discussion
                                of certain risk factors that should
                                be considered by prospective
                                investors in connection with an
                                investment in the securities offered
                                hereby.


                                  RISK FACTORS

         The securities offered hereby are speculative and involve a high degree of risk. They should not be purchased by anyone who cannot afford the loss of his or her entire investment. In analyzing this offering, prospective investors should consider the following risk factors, as well as other information contained in this Prospectus before making an investment in such securities. Information contained in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should,"

"intends," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the anticipated results indicated in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results indicated in such forward-looking statements.

         Historical and Possible Future Losses; Working Capital Deficit. The Company has incurred substantial losses in 1995, 1994 and 1993 and as of June 30, 1996, the Company had current liabilities in excess of current assets of $8.4 million. As of June 30, 1996, the Company had an accumulated deficit of $26.2 million. Additionally, the Company's independent accountants expressed concerns that these factors raised substantial doubt regarding the Company's ability to continue as a going concern in connection with their audit of the Company's 1995 consolidated financial statements for the fiscal year ended December 31, 1995. For the six months ended June 30, 1996, the Company had narrowed its loss to $115,000 from $2.6 million for the comparable period in 1995. There can be no assurance, however, that the Company will achieve positive cash flow from operations in the future or that the Company will have sufficient working capital to service its obligations as they become due.

         Leverage and Debt Service. The Company has significant interest expense and principal repayment obligations under its long term indebtedness, including the Term Loan originated pursuant to the Term Loan Agreement. At June 30, 1996, after giving effect to the Term Loan and the application of the net proceeds therefrom, the Company's pro forma total consolidated long-term debt (excluding short term debt and redeemable Common Stock) would have been approximately $15 million, consisting of $9.6 million outstanding under the Company's first mortgage loan (the "Bennett Loan") from Bennett, $5 million outstanding under the Term Loan and approximately $459,000 of other long-term debt. The Bennett Loan is secured by a first mortgage on Mountaineer's real and personal assets and bears interest at the rate of 12.5% per year with a delinquency rate of 14.5% and is guaranteed by the Company. The Bennett Loan requires the Company to make 36 monthly payments of principal and interest based on a 36 month amortization schedule and contains no prepayment penalties. The Company recently negotiated an Amendment to the Bennett Loan, which became effective October 31, 1996. The Term Loan is secured by a second mortgage on Mountaineer's real and personal property and is guaranteed by the Company. The note evidencing the Term Loan calls for monthly payments of interest only at the rate of 12% per year, and bears a default rate of 22% per year. The principal of the Term Loan must be repaid at the end of the three year term, during which period, the loan is subject, on each anniversary date, to additional fees of cash equal to 8% of the outstanding principal balance, Common Stock equal to 5% of the outstanding principal balance divided by the average daily closing price of the Common Stock on each business day for the 30 days prior to the third day before the anniversary date, and warrants to purchase 250,000 shares at $1.06 per share. See "Selected Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources" and "Description of Certain Indebtedness."

         The Company's ability to service its debt will be dependent on its future performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond the Company's control. Accordingly, no assurance can be given that the Company will maintain a level of operating cash flow that will permit it to service its obligations and to satisfy the financial covenants in its loan agreements. If the Company is unable to generate sufficient cash flow or is unable to refinance or extend its outstanding indebtedness, it will have to adopt one or more alternatives, such as reducing or delaying future expansion and capital expenditures, selling assets, restructuring debt or obtaining additional equity capital. There is no assurance that any of these strategies could be effected on satisfactory terms to the Company, if at all. Moreover, the terms and financial covenants contained in certain of the Company's debt instruments may restrict the Company's ability to compete effectively in the gaming market by effectively preventing expansion of the Company's facilities or other competitively advantageous capital expenditures, which may have an adverse effect on the Company. See "Selected Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Certain Indebtedness."

         Gaming Regulation. The Company's business is highly regulated. The ability of the Company to remain in business, and to operate profitably depends upon the Company's continued ability to satisfy all applicable gaming laws and regulations.

         The  Company's  horse  racing   operations  are  subject  to  extensive
regulation by the West Virginia Racing Commission (the "Racing Commission"), which is responsible for, among other things, granting annual licenses to conduct race meets, approving simulcasting post times, and other matters. When granting licenses, the Racing Commission has the authority to determine the dates on which Mountaineer may conduct races. In order to conduct simulcast racing, Mountaineer is required under West Virginia law to hold a minimum of 220 live race days each year. The Racing Commission granted Mountaineer a license to conduct a minimum of 220 live race days for 1996.

         The operation of video lottery games in West Virginia is subject to the Lottery Act. Licensing and regulatory control is provided by the Lottery Commission. The Lottery Act provides that only licensed horse race or dog race facilities may offer video gaming. Accordingly, the ability of the Company to maintain its video lottery business requires it to comply fully with the Racing Commission to qualify for its license under the Lottery Act.

         The Lottery Act regulates the ability of horse race or dog race facilities to offer video gaming. Under the Lottery Act, only parimutuel horse or dog racing facilities that were licensed by the Racing Commission prior to January 1, 1994 and that conduct at least 220 live racing dates for each dog or horse race meeting, or such other number as may be approved by the Racing Commission, are eligible for licensure to operate video lottery games. There are four racing facilities in West Virginia (two horse racing and two dog racing including Mountaineer Park), three of which currently satisfy the eligibility requirements of the Lottery Act, and are thus eligible to offer video lottery gaming in the state. To provide video lottery gaming, the voters of the county in which the facility is to be located must approve such gaming in advance. If such approval is obtained, the facility may continue to conduct video lottery gaming activities unless the matter is resubmitted to the voters pursuant to a petition signed by at least five percent of the registered voters in the county, who must wait at least five years subsequent to voter approval to bring such a petition. If approval is denied, another vote on the issue may not be held for a period of two years. Video lottery gaming was approved in Hancock County, the location of Mountaineer Park, on May 10, 1994.

         Licenses granted by the Lottery Commission must be renewed by July 1 of each year. A license to operate video lottery games is a privilege personal to the license holder and, accordingly, is non-transferable. In order for a license to remain in effect, Lottery Commission approval is required prior to any change of ownership or control of a license holder. Unless prior approval of the Lottery Commission is obtained, the sale of five percent or more of the voting stock of the license holder or any corporation that controls the license holder or the sale of a license holder's assets (other than in the ordinary course of business), or any interest therein, to any person not previously determined by the Lottery Commission to have satisfied the licensing qualifications, voids the license. Accordingly, should a party, unaffiliated with the Company, acquire 5% or more of the voting stock of the Company, including purchases made on the open market, the Company's license could be jeopardized insofar as such party would be required to undergo approval by the Lottery Commission.

     Under the Company's Certificate, any person who purchases 5% or more of the Common Stock without first securing Lottery Commission approval to own such shares, is subject to the Company's right to repurchase such shares from the holder. See "Risk Factors

- Impact of Anti-takeover Measures" and "Description of Securities - Common Stock - Anti-takeover Provisions".

         Pursuant to both the Racing Commission's and Lottery Commission's regulatory authority, the Company may be investigated by either body at virtually any time. Accordingly, the Company must comply with all gaming laws at all times. Should either body consider the Company to be in violation of any of the applicable laws or regulations, each has the plenary authority to suspend or rescind the Company's licenses. While the Company has no knowledge of any non-compliance, and believes that it is in full compliance with all relevant regulations, should the Company fail to comply, its business would be materially adversely effected.

         To date, the Company has obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of its current gaming activities. However, no assurances can be given that any new licenses or approvals that may be required in the future will be given or that existing ones will be renewed.

         Horse racing, the first form of legalized wagering in West Virginia, was the product of legislative initiative. The West Virginia legislature approved on March 17, 1994, West Virginia's first form of gaming activity by authorizing video lottery machines under the Lottery Act. In addition, the Lottery Act, the enabling legislation for video lottery gaming, is subject to renewal pursuant to the West Virginia sunset legislation every three years. The Lottery Act will expire in July 1997 if not renewed by the legislature. Accordingly, the Company's ability to remain in the gaming business depends on the continued political acceptability of gaming activities to both the public and state governmental officials. In addition, the gaming laws impose high tax rates, and fixed parimutuel commission rates which, if altered, may diminish the Company's profitability.

         During the next year, West Virginia voters will elect a new governor and, most likely, new state legislators. Due to the political nature of gaming issues, and despite recent appropriations towards educational and recreational purposes derived from funds generated by gaming activities, it is unknown at this time whether such new state officials will maintain the same policies towards gaming activities, particularly video lottery gaming, as in the past. Any substantial unfavorable change in the enabling laws or tax rates on gaming revenues could make the Company's business substantially more onerous, less profitable or illegal, which would have a material adverse effect on the Company's business.

     Dependence On Key Personnel. The Company is currently managed by a small number of key management and operating personnel, whose efforts will largely determine the Company's success. The success of the Company also depends upon its ability to attract, hire and retain qualified operating, marketing, financial and technical personnel. Competition for qualified personnel in the gaming industry is intense and, accordingly, there can be no assurance that the Company will be able to continue to hire or retain necessary personnel. The loss of key management personnel, particularly Edson R. Arneault, the Company's Chairman, President and Chief Executive Officer, would likely have a material adverse effect on the Company. See "Management."

          Competition. In recent years, the number of gaming options available to consumers in the Company's principal markets has increased considerably. Mountaineer's principal direct competitors are Wheeling Downs, located approximately 40 miles to the south in Wheeling, West Virginia and Thistledown, located approximately 85 miles to the northwest in Cleveland, Ohio. Wheeling Downs conducts parimutuel greyhound dog racing and video lottery gaming. Thistledown conducts parimutuel thoroughbred horse racing but not video lottery gaming. The Company also competes with statewide lotteries in West Virginia, Pennsylvania and Ohio, off-track and on-site wagering in Pennsylvania, and, to a lesser extent, destination gaming facilities in Las Vegas and Atlantic City, as well as other entertainment options available to consumers, including live and televised professional and collegiate major sports events. The Company will also compete with off-track wagering in Ohio, which has recently been approved in that state. To the extent that either Pennsylvania or Ohio legalize any forms of casino gaming, and West Virginia does not, or, if recent proposals for land-based gaming are eventually approved in West Virginia and the Company does not qualify for a casino gaming license and other entities do, the Company's video lottery operations might compete with any such new gaming facilities located within driving distance of Mountaineer Park. Such facilities may offer more gaming machines than Mountaineer, or gaming machines which are superior to those offered by Mountaineer, as well as forms of gaming not available in West Virginia. Taken together, such competition could have a material adverse effect on the Company. See "Business-Competition."

         No Dividends. The Company has not paid any dividends on its Common Stock since its inception and does not currently foresee the payment of cash dividends in the future. Furthermore, under the Company's Term Loan Agreement and the Warrants issued to its lender thereunder, the Company is prohibited from paying any dividends without the lender's consent. The Company currently intends to retain all earnings, if any, to finance its operations.

         Continued Losses from Horse Racing and Lodging, Food and Beverage Business. To date, the Company has incurred continued losses on the Company's parimutuel commission business and lodging, food and beverage businesses, which have been offset by gains in the video lottery business. The Company believes that the racing business is currently unprofitable, and is attempting to minimize or eliminate losses from such operations by increased marketing efforts, cost cutting and enhancing the quality of racing activities. The Company believes that its strategy of becoming a one-stop entertainment, recreation and gaming destination resort will produce synergies which, in combination with its video lottery operations, may maximize stockholder value. Nonetheless, there can be no guarantees that this strategy will prove successful, that the Company's unprofitable operations can become profitable or that the Company's profitable operations will remain so. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations."

         Failure to Liquidate Discontinued Operations. The Company owns certain oil and gas properties in Michigan, which it is in the process of liquidating in furtherance of the Company's determination to focus its efforts on its core gaming, entertainment and recreation business. To date, the Company has been unable to find a buyer for these properties. Should the Company be unable to find a buyer at a price which management believes represents fair value for the properties, the Company may be required to sell the properties at a loss or to write down the value of these assets on its balance sheet.

         Cyclical Nature of Business. The Company's primary business involves leisure and entertainment. During periods of recession or economic downturn, consumers may reduce or eliminate spending on leisure and entertainment activities. In the event that the Company's primary demographic market suffers adverse economic conditions, the Company's revenues may be materially adversely effected. In addition, the operations of Mountaineer are typically seasonal in nature. Winter conditions may adversely affect transportation routes to Mountaineer, as well as cause cancellations of live horse racing. As a result, adverse seasonal conditions could have a material adverse effect on the operations of the Company.

         Limited Public Market and Liquidity. The Company's Common Stock is traded on the Nasdaq SmallCap Market and trading of the Common Stock in the over-the-counter market is limited. A limited trading market could result in an investor being unable to liquidate his or her investment. For continued listing on the Nasdaq SmallCap Market, the Company, generally, must have $2 million in total assets, $1 million in total stockholders' equity $200,000 in market value of public float, a minimum bid price of $1.00 per share, a minimum of 100,000 shares publicly held and a minimum of 300 stockholders. If the Company is unable to satisfy Nasdaq's maintenance criteria in the future, its Common Stock will be subject to being delisted, and trading, if any, in the Company's Common Stock would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board." As a consequence of such delisting, an investor would likely find it more difficult to dispose, or to obtain quotations as to the price, of the Company's Common Stock.

         Lack of Public Market. There is currently no market for the Warrants. The Company does not intend to apply for listing of the Warrants on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance as to the development or liquidity of any market for the Warrants. If an active market does not develop, the market price and liquidity of the Warrants will be adversely affected.

         Shares Eligible for Future Sale. The Company had 18,869,397 shares of Common Stock outstanding as of September 13, 1996. Of these outstanding shares, approximately 7,187,507 shares are "restricted securities" as defined under Rule 144 adopted by the Commission under the Securities Act ("Rule 144"). Of these restricted shares, 183,206 are covered by this Registration Statement, and approximately 4,136,936 were eligible to be sold under Rule 144. The (i) 183,206 shares of outstanding restricted Common Stock included in this Registration Statement will, if sold pursuant to this Registration Statement, and (ii) the 1,542,860 shares of Common Stock included in this Registration Statement which are issuable upon exercise of the Warrants will, if issued upon exercise of the Warrants and sold pursuant to this Registration Statement, be freely tradeable without restriction under the Securities Act, except that any shares acquired by an "affiliate," as that term is defined under the Securities Act, will be subject to the resale limitations of Rule 144. In addition to the Warrants to purchase 1,542,860 shares of Common Stock registered herein, as of September 13, 1996 there were outstanding options and warrants to purchase an aggregate of 4,764,630 shares of Common Stock. In addition to the shares of Common Stock and Warrants registered herein, the Company has filed a registration statement with respect to 4,836,340 shares of Common Stock, consisting of 3,272,221 shares of outstanding Common Stock, 878,250 shares of Common Stock issuable upon the exercise of certain warrants of the Company, and 685,869 shares of Common Stock issuable upon the exercise of certain options of the Company. The future sale of a substantial number of shares of Common Stock by existing holders of Common Stock, and/or warrants and options exercisable for Common Stock, pursuant to Rule 144 or through effective registration statements, may have an adverse impact on the market price of the Common Stock and could dilute the value of the outstanding options or warrants of the Company. See "Shares Eligible for Future Sale" and "Description of Securities Registration Rights."

         Impact of Anti-takeover Measures. Certain provisions of the Company's Certificate may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Specifically, the Company's Certificate requires the Board of Directors (the "Board") to consider a variety of factors other than the adequacy of the price offered for the Company's securities in evaluating a takeover attempt. The effect of this provision, in the event of a takeover attempt, may be to prevent stockholders from receiving maximum returns on their shares in the short-term and may deflate the price of the Company's Common Stock over the long-term. Additionally, the Certificate provides the Company with a right to repurchase any shares of Common Stock of the Company from any person who acquires more than 5% of the voting stock of the Company. This provision was adopted so that the Company can remain in compliance with the Lottery Act, which requires advanced approval of any acquisition of more than 5% of the Company's Common Stock. Nonetheless, there can be no assurance that such provision can provide adequate protection against the Company losing its qualification with the Lottery Commission due to the acquisition by a third party, whether on the open market or otherwise, of more than 5% of the Company's Common Stock, as the provision in the Certificate applies only retroactively and the Lottery Act requires approval of such acquisitions prospectively. See "Description of Securities - Common Stock - Anti-Takeover Provisions."


                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Warrants or the shares of Common Stock offered herein by the Selling Stockholders. If all of the Warrants are exercised, the Company will receive estimated net proceeds of approximately $1,622,431. The Company intends to utilize any proceeds received from the exercise of the Warrants for general corporate purposes. There can be no assurance that any of the Warrants will be exercised.


                                 DIVIDEND POLICY

         The Company has not paid any dividends on its Common Stock since its inception and does not currently foresee the payment of cash dividends in the future. Furthermore, the Company's Term Loan Agreement and the Warrants issued to the lender thereunder prohibit the payment of any dividends without the lender's consent. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." The Company currently intends to retain any earnings to finance its operations.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company at June 30, 1996 and as adjusted to reflect the closing of the Term Loan ($4,378,000 net proceeds) on July 2, 1996, the repayment of $250,000 of short term debt with the proceeds of the Term Loan, the issuance of 183,206 shares of Common Stock with an estimated fair value of $250,000, as discounted, and the issuance of warrants to purchase 50,000 shares of the Company's Common Stock with an estimated fair value of $6,000.

                                                        June 30, 1996

                                                    Actual    As Adjusted
                                                    ------    -----------

Short-term debt (excluding current
  maturities of long-term debt)                   $  718,000   $   468,000

Current portion of redeemable Common Stock           772,000       772,000
Current portion of long-term debt(2)               3,727,000     3,727,000

Total short-term debt                              5,217,000     4,967,000
                                                   ---------     ---------

Long-term debt--noncurrent portion
  12% Term Loan                                       -0-        5,000,000
  12.5% Bennett Loan                               6,233,000     6,233,000

Other long-term debt bearing interest at
  rates ranging from 8% to 12%                       130,000       130,000
                                                     -------     ---------

Total long-term debt--noncurrent portion           6,363,000    11,363,000
                                                   ---------   -----------

Redeemable Common Stock--noncurrent portion          246,000       246,000
                                                   ---------    ----------

Stockholders' equity:

      Common Stock, $.00001 par value.
        Authorized 25,000,000 shares at
        June 30, 1996; issued and outstanding
        18,869,375 shares at June 30, 1996(1)
        and 19,052,581 shares as adjusted             2,000         2,000

      Additional Paid-in Capital                  32,760,000    33,016,000

      Accumulated deficit                        (26,179,000) (26,179,000)
                                                ------------- ------------

Total stockholders' equity                         6,583,000     6,839,000
                                                   ---------     ---------

Total capitalization                             $18,409,000   $23,415,000
                                                 ===========   ===========

(1) Excludes 4,836,340 shares of Common Stock reserved as of July 2, 1996 for issuance pursuant to outstanding options and warrants to purchase Common Stock. At the annual meeting of stockholders, the Company received stockholder approval to amend its Certificate to increase the authorized
     Common Stock from 25,000,000 to 50,000,000. The Company has filed an amended Certificate with the Secretary of State of Delaware to reflect this change.

(2) Does not give effect to the Amendment to the Bennett Loan which became effective October 31, 1996. The Amendment readjusts the amortization schedule of the Bennett Loan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Description of Certain Indebtedness."


                           PRICE RANGE OF COMMON STOCK

         The Company's Common Stock is traded under the symbol "MNTG". The Company's Common Stock is quoted on the NASDAQ SmallCap Market. On November 15, 1996, the high bid and low asked quotations for the Company's Common Stock were $1 1/4 and $1 1/4, respectively. As of September 13, 1996 there were approximately 582 stockholders of record of the Company's Common Stock.

         The following table sets forth the range of high and low bid quotations obtained from the National Quotations Bureau for the Common Stock for the two fiscal years ended December 31, 1994 and 1995 and for the first three quarters of the fiscal year ending December 31, 1996. These quotes are believed to be representative of inter-dealer quotations, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

                                             High             Low


         Year Ended December 31, 1994:
          First Quarter                      7 3/16           3 7/8
          Second Quarter                     5 1/2            3
          Third Quarter                      4 1/4            1 15/16
          Fourth Quarter                     2 7/32           31/32


         Year Ended December 31, 1995:
          First Quarter                      1 15/16          1 1/16
          Second Quarter                     1 19/32          1 1/8
          Third Quarter                      1 9/16           1 1/16
          Fourth Quarter                     1 3/16           1 7/32


         Year Ending December 31, 1996:
          First Quarter                      29/32            11/32
          Second Quarter                     1 17/32          9/16
          Third Quarter                      1 1/2            13/16


                             SELECTED FINANCIAL DATA

         The selected financial data set forth below as of and for each of the five years ended December 31, 1995 have been derived from the audited consolidated financial statements of the Company, certain of which are included elsewhere in this Prospectus, and should be read in conjunction with those consolidated financial statements (including the notes thereto) and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" also included elsewhere herein. The selected financial data as of and for the six months ended June 30, 1995 and June 30, 1996 have been derived from the unaudited consolidated financial data of the Company which are included elsewhere in this Prospectus and which in the opinion of management include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the results of operations and financial condition for those periods. The financial data for the six months ended June 30, 1996 are not necessarily indicative of results to be expected for the year.


                                           Fiscal Year Ended December 31                                         Six Months
                                                                                                               Ended June 30,

                          1995         1994              1993             1992             1991            1996             1995
                          ----         ----              ----             ----             ----            ----             ----

Statement of
Operations Data:

Net revenues           $24,979,000  $14,682,000       $12,797,000         $690,000              $0      $16,101,000      $10,824,000

Net loss from
continuing
operations             (5,313,000)  (6,902,000)       (5,913,000)      (2,749,000)       (447,000)        (115,000)      (2,646,000)

Loss per share from
continuing
operations                  (.33)        (.48)             (.46)             (.42)           (.07)            (.01)           (.17)

Balance Sheet Data:

Working Capital
(Deficiency)           (7,286,000)  (1,808,000)           313,000           60,000       (415,000)      (8,412,000)      (4,406,000)

Current Assets           1,972,000    3,555,000         2,354,000        2,974,000         375,000        2,204,000        2,696,000

Current Liabilities      9,258,000    5,363,000         2,041,000        2,914,000         790,000       10,616,000        7,102,000

Total Assets            25,747,000   23,958,000        19,137,000       16,812,000         478,000       25,614,000       27,695,000

Total Liabilities       19,763,000   14,200,000         6,040,000        5,641,000       1,565,000       19,031,000       18,878,000

Total Stockholders'
Equity (Capital
Deficiency)              5,984,000    9,758,000        13,097,000       11,171,000     (1,087,000)        6,583,000        8,817,000
===================================================================================================================================


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

         In December 1992, the Company acquired all of the outstanding common stock of Mountaineer with the intent of enhancing its existing facilities for promotion as a high quality gaming, racing and recreation resort. Shortly thereafter, the Company determined to focus its business primarily on the gaming industry, and de- emphasized its activity in other businesses in order to more fully devote corporate resources to Mountaineer, as described elsewhere in this Prospectus. See "Results of Discontinued Operations."

Results of Continuing Operations
Years Ended December 31, 1995, 1994 and 1993
--------------------------------------------

         The Company incurred significant losses from continuing operations during the years ended December 31, 1995, 1994 and 1993 ("1995," "1994" and "1993" respectively). The Company incurred losses from continuing operations of $5.3 million in 1995, $6.9 million in 1994, and $5.9 million in 1993, largely due to the Company's inability to operate, market and maximize revenues with respect to its video lottery business during the final three quarters of 1993 and first quarter of 1994 due to delays occasioned by the decision of the Supreme Court of West Virginia declaring the enabling legislation for video lottery unconstitutional and prior to the reintroduction and passage of the Lottery Act. In addition, legal settlement provisions, operating losses incurred in the horse racing operations of Mountaineer and corporate overhead charges added to the Company's losses.

Revenues
                                           Years Ended December 31
                          -----------------------------------------------------

                               1995               1994              1993
                               ----               ----              ----

Video Lottery Terminals      $16,479,000         $7,481,000        $5,293,000
Parimutuel Commissions         4,263,000          3,768,000         4,323,000
Lodging, Food and Beverage     3,046,000          2,276,000         2,344,000
Other                          1,191,000          1,157,000         1,054,000
                               ---------          ---------         ---------
                             $24,979,000        $14,682,000       $13,014,000
                             ===========        ===========       ===========



         Total revenues increased by $10.3 million from 1994 to 1995, an increase of 70%. Approximately $9.0 million or 87%, of the increase was produced by video lottery operations, while parimutuel commissions and lodging, food, beverage and other operations at Mountaineer Park contributed $1.3 million or 13% of additional revenues. Total revenues increased by $1.7 million or 13% to $14.7 million for 1994, from $13.0 million for 1993.

         Video Lottery Operations

         Revenues from video lottery operations increased 120%, from $7.5 million in 1994 to $16.5 million in 1995. In response to increased patronage and a trend towards increased productivity of video lottery activities, Mountaineer doubled the number of VLTs to 800 in June 1995. Video lottery revenues in the second half of 1995 surpassed $9.1 million, a level 28% higher than revenues earned in all of 1994. A comparison of fourth quarter revenues shows that 1995 outperformed 1994 by $1.6 million, an increase of 57% over the $2.8 million of revenues earned in the final quarter of 1994. In December 1995, the Company completed an expansion of its Lodge gaming facilities, allowing the placement of half of its VLTs at the Lodge with the other half remaining in the racetrack grandstand and clubhouse, in response to a perceived demand for more terminal availability on days when live racing is not conducted.

         VLT revenues increased by $2.2 million or 41% to $7.5 million for 1994 as compared to $5.3 million in VLT revenues for 1993. The increase was primarily attributable to increased utilization of the 400 new VLTs which replaced 165 older VLTs on September 1, 1994.

         Parimutuel Commissions

         Parimutuel commissions revenue is a function of wagering handle, with a higher commission earned on a more exotic wager, such as a trifecta, than on a single horse wager, such as a win, place, or show bet. The Company earned an average commission rate of 20.6% in 1995, up slightly from the 20.3% average commission rate earned in 1994.

         Both live and off-track wagering handles increased in 1995 from 1994, yielding a 13% increase in parimutuel commissions to $4.3 million. Live wagering handle increased 4%, from $21.2 million in 1994 to $22.0 million in 1995, an increase which slightly surpassed the 3% increase in live race days from 220 in 1994 to 227 in 1995. Purses increased from an average of $22,500 in 1994 to an average of $25,000 in 1995.

         In September 1995, Mountaineer Park hosted the West Virginia Breeders' Classics, a night of stakes races with $330,000 in purses funded by taxes on statewide video lottery revenues. Mountaineer Park broadcast a simulcast signal of the stakes races, earning commissions on $351,000 of handle wagered off-site.

         Early in 1995, the Company expanded its off-track betting facilities in the racetrack clubhouse, grandstand and the Lodge, contributing to a 24% increase in simulcast wagering handle from $14.3 million in 1994 to $17.8 million in 1995, representing an increase of $3.5 million. In April 1995, Mountaineer Park began offering greyhound off-track betting, which contributed $2.7 million to increased simulcast handle in 1995. The remaining $800,000 increase is attributable to the enhancement of Mountaineer's off-track betting facilities and more extensive offerings of simulcast racing. For most of 1995, Mountaineer offered simulcast racing seven days per week, compared to six days per week in 1994.

         Parimutuel commissions in 1994 decreased 13% to $3.8 million from $4.3 million for 1993. Total parimutuel wagering handle decreased from $41.0 million to $35.5 million or 13.4% for 1994 as compared to 1993.

         Live racing handle constituted an 18% decrease from $25.7 million to $21.1 million, while simulcast handle reflected only a 7% decrease to $14.3 million in 1994 from $15.3 million for 1993.

Although the Company experienced an increase in live racing attendance of approximately 6,000 patrons, from 234,000 to 240,000, the Company had fewer racing days in 1994 (220) than 1993 (226). Management increased minimum daily purses from $18,000 in 1993 to $22,500 in 1994 for live racing in order to attract higher quality performing horses and higher spectator betting to increase parimutuel commission revenues. Fifteen and one-half percent (15.5%) of VLT revenues are automatically devoted to purse funding to achieve this management objective.

         Lodging, Food and Beverage

         Revenues earned from lodging, food and beverage activities increased 34%, from $2.3 million earned in 1994 to $3.0 million in 1995. The increase is a reflection of significantly greater attendance at the Company's video gaming and off-track betting facilities, as well as a slight increase in live racing attendance. Restaurant, bar and concession facilities produced $582,000 of the revenue increase, while Lodge revenues increased $194,000. Food and beverage operations accounted for approximately three quarters of the revenues earned by this profit center in both 1995 and 1994. A fire in October 1994 caused 41 of the Lodge's 101 rooms to be unusable during the fourth quarter of 1994 and the first four months of 1995.

         Food, beverage and lodging revenues decreased 3% from slightly more than $2.3 million for 1993 to slightly under $2.3 million for 1994. Guest room revenues decreased $50,000 or 8% from $621,000 to $571,000 for 1994 as compared to the year ended 1993, which resulted from the reduction in available rooms due to planned remodeling and construction. Additional negative impact on room revenues was attributable to the fire damage sustained during the fourth quarter of 1994. Between 1993 and 1994, average occupancy remained stable at 46%, while the average room rate decreased from $36 to $34. Food and beverage revenues increased $38,000 to $1.7 million in 1994 compared to 1993. The increase is primarily due to the higher attendance and dining room menu improvements implemented in early 1994.

         Other Revenues

         Other sources of revenues consist primarily of non-core businesses such as admission, programs, golf, tennis and swimming. While these lines of business are not the Company's most profitable, the Company believes they are necessary for the Company to continue to attract gaming patrons. In total, other revenues were virtually unchanged from 1994 to 1995, amounting to approximately $1.2 million each year. Operations in 1995 saw a moderate increase in revenues relating to admission fees and program sales. Other revenues increased to $1.2 million from $1.1 million or 10% for 1994 as compared to 1993.

Operating Costs

         Total operating costs increased by 62%, from $13.4 million in 1994 to $21.8 million in 1995. Approximately $6.5 million of the increase was attributable to the substantial growth in VLT revenues which more than doubled from $5.7 million in 1994 to $12.3 million in 1995. Parimutuel commissions expense accounted for $500,000 of the increase, largely a reflection of the 13% increase in commission revenues, and lodging, food and beverage operating costs increased $900,000, exceeding the $770,000 revenue increase earned by those operations. The gains resulting from the profitability of the video lottery operations have been offset by the losses sustained by parimutuel commissions and lodging, food and beverage businesses; however, the Company has been able to substantially reduce its losses due to the improvement in VLT operations. Based on this trend, the Company is attempting to expand the video lottery business, while attempting to reduce the losses of the parimutuel and lodging, food and beverage businesses, by increasing productivity, expanding marketing efforts, increasing purse sizes and attracting higher quality jockeys and horses to increase parimutuel wagering.

                                           Years Ended December 31
                               ---------------------------------------------

Operating Costs                  1995                1994            1993
                                 ----                ----            ----
-------------------------------

  Video Lottery Terminals    $12,256,000         $5,709,000     $3,720,000
  Parimutuel Commissions       5,064,000          4,563,000      5,136,000
  Lodging, Food and Beverage   3,285,000          2,337,000      2,364,000
  Other                        1,195,000            798,000        787,000
                              ----------         ----------      ---------
                             $21,800,000        $13,407,000    $12,007,000
                             ===========        ===========    ===========



                                           Years Ended December 31
                               -------------------------------------------

Gross Profit (Loss)               1995             1994          1993
                                  ----             ----          ----
-------------------------------

  Video Lottery Terminals        $4,223,000      $1,772,000   $1,573,000
  Parimutuel Commissions          (801,000)       (795,000)    (813,000)
  Lodging, Food and Beverage      (239,000)        (61,000)     (20,000)
  Other                             (4,000)         359,000      267,000
                                ----------       ----------    ---------
                                 $3,179,000      $1,275,000   $1,007,000
                                 ==========      ==========   ==========



         Video Lottery Terminals Operating Costs

         Taxes on statutory assessments applicable to VLT revenues increased from 35% of such revenues ("net win") prior to March 1994 to 53% of net win thereafter. This increase in assessment rate, coupled with the 120% increase in VLT revenues, resulted in a $4.5 million increase in state taxes and statutory assessments from 1994 to 1995, to $8.4 million. Approximately $2.5 million of 1995 statutory costs were contributed to Mountaineer's horseowners' association in the form of live racing purse payments, compared to $1.1 million in 1994, while $80,000 was contributed to

Mountaineer's employee pension fund in 1995, up from $31,000 in 1994.

         VLT lease expenses increased from $790,000 in 1994 to $1.3 million in 1995, a reflection largely of the increased number of terminals leased, from 165 prior to September 1994, to 400 from September, 1994 through June, 1995, and 800 thereafter. Salaries, payroll taxes and employee benefits increased from $503,000 in 1994 to $964,000 in 1995, and utilities increased from $125,000 to $313,000, both increases resulting from increased personnel to service the expanded number of gaming terminals and related increase in patronage.

         Cost of VLTs increased by $2.0 million or 53% from $3.7 million to $5.7 million for 1994 compared to 1993. Contributing to this increase were statutory expenses which increased from $1.7 million in 1993 to $3.9 million for 1994, excluding costs associated with VLT leases of $790,000 and $1.2 million in 1994 and 1993, respectively. On March 17, 1994, the State of West Virginia approved the continued operation of VLTs, however, statutory rates paid to certain entities were mandated at substantially higher amounts than those previously in effect as follows:

                               March 18, 1994                March 17, 1994
                                 and Beyond                     and Prior
                             --------------------      -----------------------

State of West Virginia           30.0%                           25.0% (1)
Hancock County                    2.0%                            0.0%
Horseman's Association           15.5%                           10.0%
Other                             5.5%                            0.0%
                                 -----                           -----
Total Statutory Payments         53.0% (2)                       35.0%
                                 -----                           -----



(1)      Increased from 20% to 25% in June 1993.

(2) Excludes up to a 4% administrative fee charged by the State of West Virginia based on revenues. In addition, rates are applied to revenues net of this 4% administrative fee.

         In addition to the above rates, the Company paid a 3% management fee (after the State's 4% administrative fee), based on VLT revenues, to American Gaming and Entertainment, Ltd. ("AGEL") which began on October 26, 1994, as approved by the Lottery Commission. This management agreement was stayed in July 1995. A consulting agreement with American Newco providing for fees of up to $20,000 per month, as discussed below, replaced the management agreement. The Company was also required to pay additional management fees of 8% of income before depreciation, amortization, taxes and interest. Total management fees charged to the cost of VLTs in 1994 were $133,000. From January 1, 1993 to March 1993 and from April 1993 to August 1993, the Company paid the lessor of its

165 video lottery terminals 23% and 10% of net revenues, respectively. This agreement has since been terminated.

         VLT cashier and technician salaries expense in 1994 increased $52,000 to $215,000 from 1993, which reflected the additional employees hired to support the operation of 400 VLTs. Increased costs for utilities, insurance, and rentals, due to enlarged facilities and increased personnel costs, accounted for an additional increase of 17% for 1994 as compared to 1993.

         Parimutuel Commissions Operating Costs

         Salaries, payroll taxes and employee benefits increased from $2.2 million in 1994 to $2.5 million in 1995, partly as an accommodation due to certain inefficiencies caused by Mountaineer's extensive construction activities in 1995. A general upgrade in maintenance activities contributed to this increase, as well as a $65,000 increase in repair and maintenance supplies. The Company's totalisator rents and payments of host track fees increased $177,000 in 1995 from the prior year as a result of the 24% increase in revenues achieved by its off-track betting operations. Liability insurance expense in 1995 was $87,000 higher than the prior period, a reflection of the increased volume of business and an industry-wide increase in jockey insurance.

         Cost of parimutuel commissions was lower by $573,000 or 11% from $5.1 million to $4.6 million for 1994 compared to 1993. This decrease is consistent with the decrease in parimutuel revenues in 1994 largely due to the contractual nature of the Company's expenses, as well as certain cost reduction measures implemented by management.

         Lodging, Food and Beverage Operating Costs

         Mountaineer experienced an increase in lodging, food and beverage operating costs from 1994 to 1995 of $948,000, $695,000 of which related to increased costs attributable to food and beverage operations. Although cost of sales rates increased only slightly from 42% in 1994 to 44% in 1995, this cost category increased by $303,000 in proportion to the $582,000 increase in sales. Food and beverage labor costs rose approximately $320,000 which was also commensurate with the increase in revenues despite no appreciable change in occupancy rates from 1994 to 1995. The cost of lodging, food, and beverage sales decreased from $2,364,000 for 1993 to $2,337,000 in 1994 or $27,000.

         Costs of Other Operating Revenues

         Cost of other revenues, consisting primarily of non-core businesses such as admission, programs, golf, tennis and swimming were higher by $422,000 or 64% from $778,000 to $1.2 million for 1995 as compared to 1994, notwithstanding flat revenues for these operations in 1995. Approximately 81% of such increase was directly attributable to expanded hours of operation and increased staffing and scope of off-track betting operations. Costs of other revenues were higher by $11,000 or 1% from $787,000 to $798,000 for 1994 as compared to 1993.

         Selling, General and Administrative Expenses, and Interest
         Expense

         General and administrative expenses decreased $104,000 from $6.7 million in 1994 to $6.6 million in 1995. Legal and other professional fees decreased from $1.4 million in 1994 to $1.1 million in 1995. In addition, several non-recurring charges affected general and administrative expenses as follows: a provision for settlement of legal actions of $525,000 and development costs write-offs of $200,000 in 1994, and provisions for settlement of legal actions of $408,000 and doubtful notes receivable from related parties of $290,000, and relocation and severance charges of $596,000 in 1995.

         General and administrative expenses at Mountaineer rose 4%, from $2.6 million in 1994 to $2.7 million in 1995. Advertising expenses increased from $838,000 in 1994 to $935,000 in 1995 as revenues grew from $14.7 million to $25.0 million. Salaries decreased from $1.3 million in 1994 to $961,382 in 1995; 1994 compensation includes $600,000 in non-cash expense incurred in connection with stock options on the Company's Common Stock issued below market in connection with an employment agreement with a former stockholder of Mountaineer. During the years 1995 and 1994, the Company incurred noncash expenses of $2.1 million and $2.9 million, respectively.

         Interest expense decreased 24% from $729,000 in 1994 to $557,000 in 1995 despite the increased construction loan balances carried in 1995. Of the interest incurred in 1995, $1.1 million was capitalized to the cost of construction compared to only $790,000 capitalized in 1994 due to higher levels of construction activity in 1995.

         General and administrative expenses increased by 5% from $6.4 million to $6.7 million in 1994 versus 1993. Costs included in this increase were the $525,000 for settlement of legal actions, a $200,000 write-off of development, design and architectural costs and legal and professional fees, which, in the aggregate, caused an increase of $1,039,000 from $319,000 to $1,359,000. In addition, payroll expenses increased from $812,000 to $1,109,000 or $297,000 and advertising expenses increased from $709,000 to $838,000. The Company experienced significantly higher legal and professional fees in 1994 because of the West Virginia Supreme Court litigation and costs associated with securing the ultimate approval of VLT operations. The Company also incurred fees associated with a new collective bargaining agreement, lawsuits in the normal course of business and contractual agreements consummated in 1994, including agreements with the horseman's association, the lease for VLTs, and the management agreement with AGEL.

         Interest expenses increased by $659,000 from $70,000 to $729,000 for 1994, as compared to 1993. The increase was attributable to the interest cost at 12.5% per annum on principal amounts borrowed for construction and redevelopment activities at Mountaineer, as well as approximately $631,000 of non-cash interest expenses associated with Common Stock issued to Bennett. Interest costs capitalized to construction activities in 1994 totalled approximately $790,000, and financing costs deferred in the consolidated balance sheet at December 31, 1994 were $1,628,000 to be amortized over the expected term of the loan for construction activities (based on qualified assets) and interest expenses; however, due to a settlement negotiated in 1995 with Bennett, $998,000 of such costs which were accrued on that date, were cancelled and not amortized.

         Depreciation and amortization expense increased from $910,000 in 1994 to $1.5 million in 1996, a reflection of the $5.9 million investment in property, plant and equipment during that period. Depreciation and amortization expenses in 1994 increased $285,000 from a level of $625,000 in 1993, largely as a result of the $3.4 million investment in capital expenditures incurred in 1994. These investments were made as part of the capital improvement and expansion program at Mountaineer Park.

         During the years 1994 and 1993, the Company incurred noncash expenses of $2.9 million and $2.4 million, including depreciation and amortization expenses of $1.1 million and $1.0 million, respectively. From time to time, the Company has issued Common Stock for services, settlements and interest expenses (see Notes 5, 9 and 15 in the "Notes to Consolidated Financial Statements.")

Six Months Ended June 30, 1996 and 1995

Revenues

         The Company earned revenues for the respective six-month periods in 1996 and 1995 as shown below:

                                         Six Months Ended
                                June 30,               June 30,
                                  1996                   1995
                             ---------------------   --------------------

Video lottery operations             $11,900,000             $6,843,000
Parimutuel commissions                 2,165,000              2,048,000
Lodging, food and beverage             1,573,000              1,391,000
Other revenues                           463,000                542,000
                             ---------------------   --------------------

                                     $16,101,000            $10,824,000
                             =====================   ====================


         Operating revenues increased significantly in late 1995, most notably in video lottery operations. Total revenues increased by $5.3 million or 49%, to $16.1 million in the first half of 1996 from $10.8 million in the first half of 1995.

         The geographic area surrounding the Company's operating facilities in West Virginia experienced extensive flooding and unusually heavy snowfall in the first quarter of 1996. Flood and snow damage in portions of Ohio, West Virginia and Western Pennsylvania reached levels resulting in their designation as federal disaster areas. Nonetheless, Mountaineer Park's facilities are situated well above the flood plain and did not sustain any damage. Mountaineer Park's nearest competitor was extensively damaged and ceased operations for approximately four weeks in the first quarter of 1996.

         Video Lottery Operations

         A summary of the video lottery gross winnings, less patron payouts, for the six months ended June 30, 1996 and 1995 is as follows:

                                     Six Months Ended
                        June 30                     June 30
                          1996                        1995
                       ------------------   -------------------------

Total gross wagers          $42,217,000                 $23,178,000
Less patron payouts        (30,317,000)                (16,335,000)
                       ------------------   -------------------------

Revenues - video
lottery operations          $11,900,000                  $6,843,000
                       ==================   =========================

         VLT revenues for the six month period ended June 30, 1996 increased by $5.1 million to $11.9 million, or nearly double the level of VLT revenues for the same period in 1995. The increase was primarily attributable to the expansion of video lottery facilities, the addition of 400 more terminals in July 1995 and the expansion of the Speakeasy Gaming Saloon in December 1995. The results of video lottery operations reflect a continuing trend of increasing aggregate net win. The Company maintained $82 per machine net win per day for the six months ended June 30, 1996 with

800 VLTs in operation, compared to $95 per day for the six months ended June 30, 1995 with only 400 VLTs in operation.

         On July 3, 1996, the Company introduced several offerings of classic casino "slot" games on 350 of its 800 VLTs. The new games are offered in addition to the Company's existing gaming choices of video poker, keno and blackjack. The inception of video slot gaming coincided with the commencement of a large scale marketing campaign aimed beyond the 40 mile radius from which Mountaineer has traditionally drawn the bulk of its patrons. The Company earned an average daily net win of $142 per terminal during the period between July 4 and August 31, 1996 following installation of video slot games, compared to $68 per terminal during the same period in 1995.

         Parimutuel Commissions

         The Company's revenues from racing operations are derived mainly from commissions earned on parimutuel wagering handle on live races held at Mountaineer Park and on races conducted at other host racetracks and simulcast at Mountaineer Park. The Company's total parimutuel commissions for the six months ended June 30, 1996 and 1995 are summarized below:

                                                Six Months Ended
                                          June 30             June 30
                                            1996                1995
                                       -----------------------------------------

Total parimutuel wagering handle           $20,182,000         $19,242,000
         Less patrons' winning            (15,990,000)        (15,314,000)
         tickets
                                       -------------------------------------
                                             4,192,000           3,928,000
Less:
         State and County parimutuel         (246,000)           (224,000)
         tax
         Purses and Horsemen's             (1,781,000)         (1,656,000)
         Association
                                       -------------------------------------

Parimutuel Commissions                      $2,165,000          $2,048,000
                                       =====================================


         For the six months ended June 30, 1996, simulcast handle rose by $2.6 million, or 32% compared to $10.6 million for the same period in 1995. Management believes the increase resulted from renovations to track betting facilities and an increase in the number of wagering days to seven days per week at multiple facilities within Mountaineer Park, plus the introduction of simulcast greyhound racing in the second quarter of 1995.

         Live racing handle declined by $1.7 million to $9.6 million, or 15% for the six months ended June 30, 1996 from $11.2 million for the six months ended June 30, 1995. Through the first half of 1996, Mountaineer Park had completed 108 of the annually required 220 live racing days compared to 113 days for the same period in 1995. Average daily purses, which were $25,000 in the second quarter of 1995, have increased several times during 1995 and 1996 to $31,000 at June 30, 1996, and the Company plans to raise daily purses to $50,000 in the fourth quarter of 1996. Management believes that live racing handle will increase as racing purses increase, based on the belief that higher purses attract higher quality jockeys and horses, which in turn captures the interest of horse racing bettors from a larger geographic region. In accordance with this philosophy, the Company has recently begun offering moderately funded stakes races of up to $20,000, with the intention of funding more sizable stakes races if a favorable revenue trend develops from this practice. The Company also plans to raise daily purses (excluding stakes races) approximately 50% to $50,000 during the fourth quarter of 1996.

         Food, Beverage and Lodging Operations

         Food, beverage and lodging revenues increased 13% to $1,573,000 for the six months ended June 30, 1996 from $1,391,000 for the same six month period in 1995. Management believes that refurbishment of the Lodge guest rooms early in 1995, in combination with other improvements at Mountaineer Park, contributed to a $109,000 lodging revenue increase to $439,000 from $330,000 for the same period-to-period comparison. Forty-one guest rooms were unavailable for use in the first quarter of 1995 due to smoke damage sustained as a result of fire experienced in the fourth quarter of 1994. Food and beverage revenues also reflected an increase of $73,000 to $1,134,000 from $1,061,000 for the six months ended June 30, 1995.

         Other Operating Revenue

         Other sources of revenue decreased by $79,000 to $463,000 from $542,000, for the six month period ended June 30, 1996, compared to the same period in 1995. Other operating revenues are primarily derived from the sale of programs, parking and admission fees relating to Mountaineer Park's racing activities.

         Operating Costs

         Operating costs and gross profit earned from operations for the six month periods ended June 30, 1996 and 1995 are as follows:

                                          Six Months Ended
Operating Costs                    June 30              June 30
                                     1996                1995
                                --------------------   ------------------

  Video lottery operations              $8,028,000           $4,892,000
  Parimutuel commissions                 2,497,000            2,644,000
  Lodging, food and beverage             1,529,000            1,616,000
  Other revenues                           492,000              522,000
                                --------------------   ------------------

                                       $12,546,000           $9,674,000
                                ====================   ==================
                                --------------------   ------------------


                                          Six Months Ended
Gross Profit (Loss)               June 30               June 30
                                    1996                 1995
                                ------------------- ---------------------

  Video lottery operations             $3,872,000            $1,951,000
  Parimutuel commissions                (332,000)             (596,000)
  Lodging, food and beverage               44,000             (225,000)
  Other revenues                         (29,000)                20,000
                                ------------------- ---------------------

                                       $3,555,000            $1,150,000
                                =================== =====================



         The Company's 49% increase in revenues resulting from the expanded scope of entertainment offerings resulted in higher total costs as expenses increased by $2.9 million to $12.5 million in the first half of 1996, an increase of 30%, from $9.7 million for the six months ended June 30, 1995.

         Video Lottery Operations

         Costs of VLTs increased by $3.1 million, or 64%, from $4.9 million to $8.0 million for the six months ended June 30, 1996, compared to the six months ended June 30, 1995, reflecting the increase in statutory expenses directly related to the 74% increase in video lottery revenues. Such expenses accounted for $2.7 million of the total cost increase.

         After payment of a state administrative fee of up to 4% of revenues, Mountaineer is obligated to make payments from the remaining video lottery revenues to certain funds administered by the Lottery Commission, as follows:
State Tax Fund 30%, Horsemen's Purse Fund 15.5%, Hancock County Tax Fund 2%, Breeders Classics Fund 1%, Veterans Memorial Fund 1%, and 0.5% to the Mountaineer Employee Pension Fund. Taxes and assessments paid to these restricted funds are included in cost of video lottery operations in the consolidated statements of operations. Fund payments for the respective six-month periods are as follows:

                                       Six Months Ended
                              June 30                     June 30
                                1996                       1995
                            -------------------    ------------------------

State Tax Fund                     $3,481,000                  $1,999,000
Horsemen's Purse Funds              1,799,000                   1,033,000
Other Funds                           870,000                     501,000
                            -------------------    ------------------------

                                   $6,150,000                  $3,533,000
                            ===================    ========================


         In addition, the Company paid management fees of $198,000 to AGEL for management services for the six months ended June 30, 1995. The Company's June 2, 1994 management agreement with AGEL was suspended pursuant to a stay agreement effective June 30, 1995, until such time as Bennett, the Company's construction lender, complied with certain financial disclosure requirements of the Lottery Commission.

         On July 1, 1995, the Company and American Newco, which the Company believes is an affiliate of AGEL, entered into a consulting agreement whereby American Newco agreed to provide consulting services in connection with the Company's video lottery operations at the rate of $10,000 per month, subject to increases of up to $10,000 per month for additional services which may be provided, through March 17, 1997. The personal involvement of the two stockholders of American Newco as consultants to the Company is a material element of the consulting agreement. Such personal involvement has not been provided since October 15, 1995, and on May 10, 1996, the Company provided American Newco and AGEL with formal notice of termination of the consulting and management agreements, respectively. (Pursuant to a June 30, 1995 settlement agreement between the Company, Mountaineer and Gamma of West Virginia, Inc., a subsidiary of AGEL, in the event the consulting agreement with American Newco is terminated for cause, the management agreement automatically terminates.) As a result, no consulting fees have accrued in 1996. On May 14, 1996, the Company received written notice from a representative of AGEL demanding payment under the management agreement. On September 19, 1996, the Company and AGEL settled all claims with each other.

         VLT salaries expense increased by $154,000 to $401,000 for the six months ended June 30, 1996, compared to $247,000 for the six months ended June 30, 1995. This increase was attributable to staff hired to support the operations of the additional VLTs. Costs incurred by the Company for utilities and insurance in 1996, due to enlarged facilities and expanded staff, increased by $122,000 to $255,000 for the six months ended June 30, 1996 from $133,000 for the six months ended June 30, 1995. Lease expenses increased from $435,000 in the first half of 1995 to $718,000 in the first half of 1996, reflecting the 400 additional VLTs placed into service in the third quarter of 1995.

         Racing Operations

         Costs of parimutuel commissions declined $147,000, or 6%, from $2.6 million in the first half of 1995 to $2.5 million in the first half of 1996. Simulcast host race fees and totalisator system lease expenses relating to simulcasting operations increased $106,000 from the first half of 1995 to the first half of 1996, due to expansion of this racing activity. Totalisator lease expenses relating to live racing declined $75,000 from the first half of 1995 versus the same period of 1996 due to negotiation of more favorable lease terms in December 1995. The reduction in live race days, from 113 in the first half of 1995 to 108 in the same period in 1996, also contributed to the reduction in expenses.

         Food, Beverage and Lodging Operations

         Food, beverage and lodging expenses decreased by $87,000 to $1,529,000 in the first half of 1996 from $1,616,000 for the same period of 1995, reflecting greater operating efficiencies achieved in 1996.

         Costs of Other Revenues

         Costs of other revenues decreased by $30,000 to $492,000 for the six month period ended June 30, 1996 from $522,000 for the six month period ended June 30, 1995.

         General and Administrative Expenses

         General and administrative expenses for the first half of 1996 decreased by $403,000 to $2.1 million or 16%, from $2.5 million for the first half of 1995. Management's efforts to reduce the cost of corporate operations produced a decrease in corporate general and administrative expenses of $150,000 from $925,000, or 16%, to $775,000 for the same period-to-period comparison. Corporate general and administrative expenses for the first half of 1996 reflected the issuance of 200,000 shares, valued at $106,000, for services rendered by a key consultant and significant stockholder. General and administrative expenses at Mountaineer reflected a 13% decrease, from $1.6 million for 1995 to $1.3 million for 1996 despite the expanded scope of Mountaineer's operations and the assumption of certain corporate responsibilities. A $208,000 reversal of a 1995 provision for estimated litigation losses had a favorable impact on second quarter 1996 expenses.

         Advertising expenses, included in general and administrative expenses, decreased by 19%, from $535,000 to $433,000 for the six months ended June 30, 1996, compared to the same period in 1995. Advertising expenditures are expected to increase significantly in the second half of 1996 as the Company commences promotion of its new video slot games.

         Results of Discontinued Operations

         On March 31, 1993, the Company's Board approved a formal plan to divest the Company of certain oil and gas operations the Company owns in Michigan through a plan of orderly liquidation. This decision was based upon several factors including (i) the anticipated potential of the Company's gaming operations and the anticipated time to be devoted to it by management, (ii) the expiration of "Section 29" credits, a credit against federal income taxes derived from gas produced from Devonian Shale and "tight sands" formations from wells commenced before January 1993, (iii) the impact of delays in connection with the West Virginia Supreme Court litigation and subsequent passage of enabling legislation for video lottery during 1994 which caused management to focus the Company's efforts and financial resources on Mountaineer Park, and
(iv) the Company's desire to continue to place its primary emphasis on its gaming and recreational businesses. That plan of orderly liquidation provided for certain rework, remediation and development costs to address environmental matters, increased production and enhancement of the value of such properties for sale.

         Descriptions of the oil and gas properties and financial information relating to operating results and balance sheet items as of December 31, 1994 and 1995 and as of June 30, 1996 have been disclosed as "Discontinued Operations" for purposes of this Prospectus.

         Although the Company has prepared a plan of liquidation with respect to these properties, it has thus far been unable to effect a liquidation of its Michigan properties due to the lack of financial resources available to complete its rework costs. The Company has valued such properties at $2,616,000 as of June 30, 1996, net of $252,000 of accrued rework costs, which it believes represents net realizable value for the properties. Nonetheless, given the Company's difficulty in finding a buyer for the properties, it may be required to sell the properties at a loss and on terms substantially less favorable to the Company than initially foreseen or, alternatively, to write down the value of such assets on its consolidated balance sheet. Management will thoroughly assess the carry value of its Michigan properties during the fourth quarter of 1996.

         Liquidity and Capital Resources

     At June 30, 1996, the Company had current liabilities in excess of current assets of approximately $8.4 million, of which $772,000 relates to redeemable Common Stock obligations and $3.7 million represents the current portion of long-term debt. The

Company secured a series of short-term loans in the second quarter of 1996 totaling $1.1 million to address cash flow demands existing prior to the funding of the $5 million Term Loan in July 1996. Approximately $382,000 of these short-term obligations were repaid in the second quarter and the remaining $718,000 were repaid or settled in July and August.

         Pursuant to the $10.2 million Bennett Loan, the Company paid the first five of the 36 requisite monthly principal payments in May, June, July, August and September 1996. Despite increases in revenues, repayment of the Bennett Loan over 36 months could unduly burden the Company's cash flow, and there can be no assurance that, absent approval of the restructuring of the Bennett Loan discussed below or additional financing on terms more favorable than those of the Bennett Loan, the Company could continue to pay such indebtedness and meet all of its other obligations. The Company is taking the following measures discussed below to address its near-term and long-term liquidity concerns and capital needs.

         Amendment of the Bennett Construction Loan Agreement

         The Bennett Loan, which had an outstanding balance of approximately $8.8 million as of September 30, 1996, is secured by a first mortgage on Mountaineer's real and personal property and is guaranteed by the Company. The Bennett Loan calls for 36 monthly payments of principal and interest based on a 36 month amortization schedule. The Bennett Loan bears interest at the rate of 12.5% per year with a delinquency interest rate of 14.5%. The Bennett Loan permits prepayment by the Company without interest or penalty. In March 1996, Bennett and its parent, The Bennett Funding Group, Inc., filed for protection from creditors under Chapter 11 of the federal bankruptcy laws. The bankruptcy court assigned a trustee to administer the Bennett companies while in bankruptcy. On July 1, 1996, the Company lost an application for a Temporary Restraining Order, which would have suspended payments of interest and principal under the Bennett Loan. Despite this ruling, the Company continued negotiations with the Trustee and reached an agreement to restructure the Bennett Loan which became effective on October 31, 1996.

         By Amendment of the Construction Loan Agreement (the "Amendment") dated September 19, 1996 among the Company, Mountaineer Park and Richard C. Breeden, solely in his capacity as trustee (the "Trustee") of the estate of Bennett, the Company and Mountaineer agreed to settle all claims against Bennett. This Amendment was approved by the United States Bankruptcy Court for the Northern District of New York (the "Bankruptcy Court") on October 22, 1996. Based on this Amendment, the Company and Mountaineer agreed to dismiss their lawsuit against Bennett with prejudice. The material terms of the Amendment are as follows:

         The Amendment modifies the schedule for amortization of the principal of the Bennett Loan such that instead of 36 equal monthly payments of $283,333, Mountaineer will make principal payments of $75,000 per month from October 1996 through March 1997, $125,000 per month from April 1997 through September 1997, $75,000 per month from October 1997 through March 1998, $125,000 per month from April 1998 to September 1998, and $75,000 per month from October 1998 to March 1999. The remaining principal balance is due on April 30, 1999. In the event that the Bennett Loan is not prepaid by December 31, 1997, the interest rate on any outstanding balance would, as of January 1, 1998, increase from 12.5% to 14.5% until paid in full; provided, however, that (i) if the Holder of the second trust on Mountaineer's property (currently Madeleine LLC ("Madeleine") pursuant to a Deed of Trust and the Term Loan Agreement) for any reason does not approve such interest rate increase, then the interest rate would not increase; and (ii) in lieu thereof, the monthly payments of principal would increase to $100,000 from October 1996 through March 1997 and to $200,000 from April 1997 through September 1997.

         The Amendment modifies the Company's obligation to issue additional shares of the Company's Common Stock to Bennett if the loan is not prepaid by January 1, 1997. Whereas the Bennett Loan as previously amended required the Company to issue Bennett $2.5 million worth of the Company's Common Stock based on the average market price for the 20 consecutive trading days preceding January 2, 1997, the Amendment permits the Company, at its option, either to pay Bennett $500,000 or issue $750,000 in Common Stock. Similarly, the Company would be permitted to pay $750,000 or issue $1 million in Common Stock if the Bennett Loan is not prepaid by July 1, 1997, and pay $1 million or issue $1.25 million in Common Stock if the Bennett Loan is not prepaid by December 31, 1997. If the Company elects to issue Bennett additional shares of Common Stock, such shares would be subject to the requirement that, to the extent such issuance would otherwise result in Bennett having voting rights equivalent to more than 5% of the Company's issued and outstanding shares of Common Stock, then such voting rights would be transferred to the Company's Board.

         To the extent any shares of Common Stock previously issued pursuant to the Bennett Loan or to be issued pursuant to the Amendment are restricted and are not eligible for public sale pursuant to court order or exemption, then Bennett would be entitled to piggyback registration rights with respect to such shares should the Company or any stockholder of the Company make a registered offering of Common Stock, excluding registered offerings undertaken in connection with the Term Loan Agreement, until December 31, 1997. Bennett would also be entitled to demand registration rights after December 31, 1997 or any other time at which there is a registered offering in connection with the Term Loan Agreement. See "Registration Rights".

         In the event the Trustee desires to sell any of the shares of Common Stock held by Bennett, the Amendment also grants the Company the right to match any bona fide offer of a non-affiliate to purchase the shares until December 31, 1997. The Amendment likewise grants the Company an option for the period commencing on the date Mountaineer has paid the Bennett Loan in full and terminating ten business days thereafter, to purchase all (but not part) of the 1,530,000 shares currently held by Bennett for a price per share equal to 90% of the average closing bid price of the Common Stock as reported by Nasdaq for the twenty (20) consecutive trading days immediately preceding the date on which the Company retires the Bennett Loan. In no event will such price be less than $1.125 per share.

         As part of the Amendment, AGEL, an affiliate of Bennett which had performed management services at Mountaineer Park pursuant to the Management Agreement, delivered an acknowledgment that the Management Agreement had been terminated and that a June 30, 1995 Settlement Agreement among the Company, Mountaineer, and AGEL was now deemed to be in effect. That Settlement Agreement terminated the Management Agreement and settled all of the accounts of the parties as of June 30, 1995.

         $5 Million Term Loan

         On July 2, 1996, the Company and Mountaineer entered into a financing arrangement with a private lender for the Term Loan and Loan Commitment. The $5 million Term Loan is secured by a second mortgage on Mountaineer's real and personal property and is guaranteed by the Company. The note evidencing the loan calls for monthly payments of interest only at the rate of 12% per annum, and a default rate of 22% per annum. The Company also agreed to issue the lender 183,206 shares of its Common Stock and Warrants to purchase an additional 1,142,860 shares for no separate consideration at $1.06 per share. Warrants to purchase an additional aggregate amount of 50,000 shares at $.80 per share were issued to two third parties. The principal is to be repaid at the end of the three year term, during which time the loan is subject to, on each anniversary date, additional fees in cash equal to 8% of the outstanding principal balance, Common Stock equal to 5% of the outstanding principal balance divided by the average daily closing price of the Common Stock on each business day for the 30 days prior to the third day before the anniversary date, and warrants to purchase 250,000 shares of Common Stock at $1.06 per share. This loan can be prepaid without payment penalty at the Company's option. The loan proceeds will be used to pay trade accounts payable, fund future capital expenditures, and launch extensive television and print advertising campaigns. See "Description of Certain Indebtedness."

         $11.1 Million First Mortgage Commitment

         As part of the Term Loan transaction, the lender also provided the Loan Commitment which expires on June 30, 1997, whereby the lender agreed to lend Mountaineer up to $11.1 million of additional funds to be used to refinance the current mortgage held by Bennett on terms no less favorable than the Bennett Loan. The Loan Commitment is subject to customary conditions, including negotiation of definitive loan agreements and no material adverse changes in Mountaineer's business prior to closing. In connection with the Loan Commitment, the Company paid a $110,000 commitment fee and issued the lender additional Warrants to purchase 350,000 shares of Common Stock at $1.06 per share.

         If the Company is able to close such financing, the Loan Commitment provides that the lender would be secured by a first priority deed of trust, a first priority lien and security interest on Mountaineer's real and personal property, and a guarantee of the Company, an assignment of leases and rents and a pledge of the stock of Mountaineer owned by the Company, plus annual fees and warrants as reduced by the amount of principal repaid. An initial financing facility fee of $888,000 would be payable upon closing along with 550,000 shares of the Company's Common Stock and warrants to purchase 1,632,140 shares of Common Stock at $1.06 per share. The note evidencing the loan would provide for monthly payments of interest only at the rate of 12% per annum. Principal would be payable at the end of a three year term, during which period the loan would be subject to, on each anniversary date, additional financing facility fees of cash equal to 8% of the outstanding principal balance, 550,000 shares of the Company's Common Stock and warrants to purchase an additional 550,000 shares at $1.06 per share. The loan proceeds would be used to pay the initial financing facility fee and to repay the Bennett Loan. The fair value of the issuance of such shares of Common Stock will be charged to operations and, accordingly, will have a material impact on the Company's statements of operations. The Company is interested in finding a lender which can offer superior terms to those provided by the Loan Commitment; however, the lender has a right of first refusal entitling the lender to match the basic terms of any other commitment within 30 days of the receipt of another offer. While management is vigorously pursuing alternative financing, there can be no assurances that such financing will be obtained on terms acceptable to management or within sufficient time for the Company to meet its ongoing obligations.

         Alternative Mortgage Financing

         The Company is continuing to seek alternative mortgage financing from a number of prospective lenders on more favorable terms and with longer amortization periods than those currently in place. The Company believes that its recent increases in revenues, reductions in accounts payable from proceeds of the Term Loan and improvements in the facilities of Mountaineer Park will permit the Company to obtain permanent financing on satisfactory terms. If such a facility is offered, the Company will avail itself of the early repayment clauses of its existing loan agreements. There are no assurances that such alternative financing will be obtained on terms acceptable to the Company or within sufficient time to meet its ongoing obligations.

         The Company intends to further expand its physical renovation of Mountaineer Park in preparation for its marketing as a comprehensive destination resort centered around extensive video gaming operations. Significant increases in revenues were provided by Mountaineer Park's expanded gaming operations after the introduction of 400 additional VLTs in July 1995 and the subsequent expansion of the Lodge-based Speakeasy Gaming Saloon in December 1995. This trend has continued since the introduction of video slots gaming in July 1996. Management anticipates further increases in the number of VLTs within the next year and intends to replace older VLTs as leases lapse, subject to evidence that the existing VLTs are utilized fully, so that by fall of 1997, the Company expects to operate 1,000 VLTs with slot games. Mountaineer's revenue streams have historically exhibited seasonal peaks in the summer months with declining patronage in the winter months. Management believes that the emergence of video gaming as its dominant profit center will reduce the severity of these seasonal fluctuations in revenue; however, there can be no assurances that this trend will be appreciably altered.

         During the six months ended June 30, 1996, the Company invested $593,000 for redevelopment of its properties at Mountaineer Park. The Company borrowed $1,100,000 under short term borrowing arrangements to service its working capital requirements in the first half of 1996, and paid $1,076,000 in short-term and long-term principal during the same period.

                                    BUSINESS

MOUNTAINEER RACE TRACK & GAMING RESORT

         Racetrack Facilities

         Mountaineer Park offers horse racing before expansive clubhouse and grandstand viewing areas with enclosed seating for year-round racing. The track also conducts simulcast thoroughbred and greyhound racing from other prominent racetracks. Mountaineer's main racetrack consists of an oval dirt track approximately one mile in length. Inside the main track is a natural turf (grass) track measuring seven furlongs or 7/8 of a mile. The racetrack is equipped with two chutes for races of lengths from 4 1/2 furlongs to over one mile. The racetrack buildings consist of the clubhouse and grandstand which provide glass-enclosed stadium and box seating for approximately 770 and 2,850 patrons, respectively. The buildings are each three-stories and are connected by an enclosed walkway. Live and simulcast racing can be viewed by approximately 1,200 dining patrons in two restaurants located in the clubhouse and grandstand. In addition to seating areas, the grandstand covers approximately 57,000 square feet of interior space on the main and mezzanine levels containing 42 parimutuel windows and four food and beverage concession stands. The clubhouse covers approximately 25,000 square feet of interior space containing 22 parimutuel windows. The grandstand has an indoor stage with a seating capacity of approximately 2,240, and has been the site of several nationally televised boxing matches. The racetrack apron, which is accessible from both buildings, provides racing fans with up-close viewing of horses entering the racetrack and crossing the finish line. The stable area accommodates approximately 1,250 horses and is located adjacent to the main track. None of the horses are owned by Mountaineer or the Company, however, Mountaineer leases stable space to horse owners whose horses race at Mountaineer Park. Mountaineer Park's racetrack parking lots have a combined capacity for over 2,900 vehicles.

         Lodge Facilities

         The Lodge is a two-story facility which overlooks the golf course at Mountaineer's main entrance on West Virginia State Route 2. The Lodge offers 101 rooms, including 50 standard rooms (one double bed), 46 superior rooms (two double beds), and five king rooms and suites. The Mountaineer Lodge Dining Room seats 125 patrons for casual dining overlooking the golf course. In 1995, in response to increased patronage of the off-track betting, video lottery gaming, dining and bar facilities located at the Lodge, the Company expanded its 5,000 square foot Speakeasy Gaming Saloon with an 8,000 square foot addition. Capacity of the Speakeasy Gaming Saloon now stands at 750. Extensive off-track wagering facilities continue to be maintained at the Speakeasy Gaming Saloon. Lodge

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parking lots have a combined capacity for approximately 370 vehicles.

         Video Lottery Facilities

         In addition to live and simulcast parimutuel wagering, Mountaineer offers video lottery gaming through 800 VLTs located in the racetrack clubhouse, grandstand and the Lodge. Mountaineer introduced 400 new state-of-the-art VLTs in September 1994, replacing 165 older machines operated since the Company's acquisition of Mountaineer in December 1992, and subsequently placed an additional 400 VLTs into operation in June 1995. The racetrack houses 400 of the VLTs in its Riverside Gaming Terrace on the second floors of the clubhouse and grandstand, and the Lodge offers the remaining 400 VLTs in the Speakeasy Gaming Saloon, Derby Room and Iron Horse Lounge. Unlike the replaced machines, each of the new VLTs allows a player to select from several game themes, including up to four versions of draw poker, five versions of slot machine themes, one version of blackjack and two versions of keno, as well as permitting the player to determine which cards to hold while playing draw poker. The Company is currently authorized to install up to 200 more VLTs which it intends to install sometime during 1997, subject to evidence that the Company's current VLTs are utilized at full capacity.

         Recreational Facilities

         Mountaineer offers a par three nine-hole "executive" golf course, three tennis courts, a volleyball court, a basketball court, two swimming pools and two children's swimming pools. These facilities are made available for use by Lodge guests and the general public at specified daily or seasonal fee rates.

         Trailer Park

         Located across West Virginia State Route 2 from the Lodge and the entrance to Mountaineer Park, the Company maintains a trailer park consisting of 61 individual lots constituting approximately 11.5 acres. The lots are rented for fixed monthly fees, mostly to individuals who are employed by Mountaineer in racing operations. The Company is responsible for maintenance of the road and grounds, refuse removal and providing water and sewage hook-ups. The tenants pay all utility expenses.

         Undeveloped Land

         Mountaineer owns, as part of its 606 acre site, a 375 acre tract that is currently undeveloped. The acreage is located directly across West Virginia State Route 2 from the Lodge and racetrack main entrance. Management currently has no plans for development of such property.

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Current Operations

         The Company's operating revenues at Mountaineer Park are derived principally from its racing and video lottery operations, and, to a lesser extent, its lodging, food and beverage operations. Additional revenues are generated from greens fees and other recreational facilities fees.

         Racing Operations

         The Company is subject to annual licensing requirements established by the Racing Commission. The Company's license was renewed in December 1995, and will remain effective through December 1996.

         The Company's revenue from racing operations is derived mainly from commissions earned on parimutuel wagering on live races held at Mountaineer Park and on races conducted at other "host" racetracks and broadcast live (i.e., import simulcast) at Mountaineer Park. In parimutuel wagering, patrons bet against each other rather than against the operator of the facility or with pre-set odds. The dollars wagered form a pool of funds from which winnings are paid based on odds determined solely by the wagering activity. The racetrack acts as a stakeholder for the wagering patrons and deducts from the amounts wagered a "take-out" or gross commission, from which the racetrack pays state and county taxes and racing purses. The Company's parimutuel commission rates are fixed as a percentage of the total handle or amounts wagered. With respect to Mountaineer Park's live racing operations, such percentage is fixed by West Virginia law at three levels, 17.25%, 19% and 25%, depending on the complexity of the wager. The lower rate applies to wagering pools involving only win, place and show wagers while the higher rates apply to pools involving wagers on specified multiple events, such as trifecta, quinella and perfecta wagers. With respect to simulcast racing operations, the Company generally has opted to apply the commission rates imposed by the jurisdictions of the host racetracks, as it may do with the consent of the Racing Commission. Such rates vary with each jurisdiction and may be more or less favorable than the live racing commission rates. Out of its gross commissions, the Company is required to distribute fixed percentages to its fund for the payment of regular purses (the "regular purse fund"), the state of West Virginia and Hancock County and, with respect to commissions derived from simulcast operations, Mountaineer's employee pension plan. After deducting state and county taxes and, with respect to simulcast commission, simulcast fees and expenses and employee pension plan contributions, approximately one-half of the remainder of the commissions are payable to the regular purse fund.

         Mountaineer also receives the "breakage," which is the odd cents by which the amounts payable on each dollar wagered in a parimutuel pool exceeds a multiple of ten cents. Breakage from

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simulcast  wagers  is  generally  allocated  proportionately  between  the  host racetrack and Mountaineer on the basis of the amounts wagered at their respective facilities.

         Video Lottery Operations

         The Company is subject to annual licensing requirements established by the Lottery Commission. The Company's license was renewed in July 1996 for a period of one year.

         The Company derives revenue from the operation of video lottery games in the form of net win on the gross terminal income, or the total cash deposited into a VLT less the value of credits cleared for winning redemption tickets. Pursuant to the Lottery Act, the Company's commission is fixed at 47% of the net win after deducting an administration fee of up to 4% of gross terminal revenues first paid to the State of West Virginia.

         The VLTs are leased under a master lease agreement which requires the Company to insure the machines for their full replacement value, pay any taxes, insurance and maintenance expenses and, upon the expiration of the lease, allows the Company to purchase the VLTs at fair market value. Monthly payments for the first 400 VLTs were $72,378 from September 1994 through December 1995. The second 400 VLTs were free of rent for the first six months after installation in late June 1995. The master lease agreement provides that the Company may exercise an option to purchase the VLTs at the end of the lease term for a nominal sum. The Company accrued monthly lease expenses of $70,743 during the deferral period of July through December 1995. On March 26, 1996, the master lease agreement was amended to reflect a new monthly consolidated payment schedule as follows: (i) $0 in December 1995, January 1996 and February 1996,
(ii) $119,471 in March and April 1996, (iii) $183,176 from May through October 1996, and (iv) $119,471 from November 1996 through January 1999. In addition, the Company is obligated to make interest payments from March through October 1996 at the rate of 15% of the past due periodic rental payments under the master lease agreement, representing a total interest obligation of $26,278.

         In 1995, the Lottery Commission approved the linking of VLTs to enhance the amount that could be won on any single play of any single terminal within the linked group. The Lottery Commission also approved nominal payout percentages for this gaming option, commonly referred to as "progressives", of up to 95%. The Company expects to link approximately one-half of its VLTs into several progressive playing groups located in the Riverside Gaming Terrace at the racetrack and the Speakeasy Gaming Saloon at the Lodge. The Company's supplier is working on the development of progressive gaming software for the Company's existing VLTs. Management's target date for implementation of progressive gaming play is the first quarter of 1997, although there can be no assurance that progressive games will be successfully implemented by that date, or at all.

         In March 1996, the West Virginia legislature approved the usage of video game themes depicting symbols on reels, commonly referred to as "line games" or "slot games." On July 3, 1996, Mountaineer installed slot games on the first 350 of its 800 VLTs. The new games, which were introduced for the first time in June 1996 pursuant to the new legislation, included Double Diamond, a classic casino slot game with cherries, bars and the like that "spin" on video reels, and the internationally popular Black Rhino game. These new games are offered in addition to blackjack, poker and keno. Management intends to replace older VLTs that cannot accommodate these new games as leases lapse, and subject to evidence that the Company's 800 VLTs currently in place are utilized fully, the Company intends to install an additional 200 VLTs, so that by the end of 1997, Mountaineer Park expects to operate 1,000 VLTs with slot games.

         Management of Video Lottery Operations

         Pursuant to the Bennett Loan Agreement, American Gaming & Entertainment, Ltd. ("AGEL," formerly named Gamma International, Ltd.) was engaged by the Company pursuant to the June 2, 1994 Management Agreement to provide management services for video lottery and other gaming activities at Mountaineer Park permitted under West Virginia law, other than its parimutuel horse racing operations (the "Permitted Activities"). The Company was required to enter this Management Agreement with AGEL as a condition to the Bennett Loan. Under the Management Agreement, AGEL was entitled to receive a management fee of 3% of the gross revenues of the Permitted Activities after a 4% administrative fee. In addition, AGEL was entitled to receive 8% of the earnings before interest, taxes, depreciation and amortization of all businesses conducted at, or, in the case of off-track betting, generated as a result of, the operations at Mountaineer, including the Permitted Activities and all parimutuel horse racing operations.

         The Company's Management Agreement with AGEL was suspended pursuant to a Stay Agreement effective June 30, 1995 until such time as Bennett, the Company's construction loan lender, complied with certain requirements of the Lottery Commission. For the six months ended June 30, 1995, the Company paid AGEL $198,000, however, no additional payments were made after June 30, 1995. As of June 30, 1995, the Company and AGEL entered a settlement agreement staying the Management Agreement. Simultaneously, American Newco entered into a Consulting Agreement with Mountaineer to provide consulting services in connection with Mountaineer's video lottery operations at the rate of $10,000 per month, subject to increases of up to $10,000 per month for possible additional services to be provided through March 17, 1997. Fees under this Consulting Agreement are substantially less than those which would have been paid under the original Management Agreement. The agreements provide that if the Stay Agreement or the Consulting Agreement are terminated in accordance with certain specified contingencies, the Management Agreement will also terminate. However, the agreements also provided that if Bennett should fulfill certain requirements of the Lottery Commission and declare no later than January 1, 1996 that it would continue as lender to Mountaineer on a permanent basis, the Management Agreement will be reinstated prospectively and the Consulting Agreement will terminate. Notwithstanding such agreements, the Company has reached an agreement with AGEL as of September 19, 1996, acknowledging the effectiveness of the June 30, 1995 settlement agreement and thereby terminating the Management Agreement.

         The personal involvement of the two stockholders of American Newco, Inc. in the consulting activities is a material element of the Consulting Agreement. Such personal involvement had not been provided since October 15, 1995, and on May 10, 1996, management provided American Newco and AGEL with formal notice of termination of the consulting agreement. As a result, no consulting fees have accrued since that time. On May 14, 1996, the Company received written notice from a representative of AGEL demanding payment under the Management Agreement. Although management believes there are sufficient grounds to terminate the Consulting and Management Agreements without additional liability to the Company, there can be no assurance that such terminations will not be successfully challenged or that the Company will not incur additional liability in connection with the agreements.

         On March 28, 1996 the Commission filed suit against The Bennett Funding Corporation, the parent of Bennett and an affiliate of a major stockholder of AGEL, seeking a financial judgment and civil penalties for actions that are unrelated to Bennett's lending activities to Mountaineer. Also named in the suit was Patrick Bennett, Chief Executive Officer of Bennett, the Company's construction lender. Management does not believe that these developments will have a material negative impact on the Company's licenses or financing efforts.

         Racetrack, Food and Beverage Operations

         The clubhouse restaurant is open a minimum of 220 days annually on live race days, and offers seating for 650 customers with full lunch and dinner menus and a private buffet. Clubhouse customers include racing fans, local residents and private social groups. Beverages and cocktails are also available in the clubhouse at the Riverside Gaming Terrace bar, which services video lottery players, as well as racing fans. The grandstand's Man O' War restaurant offers a buffet primarily for bus and riverboat excursion tours and charter groups and is open approximately 140 days annually. Renovation and expansion were completed in March 1995 increasing dining capacity of the Man O' War from 230 to 550.

Closed circuit television monitors displaying Mountaineer's live and simulcast races are provided at every table in both the Clubhouse and Man O' War Restaurants for the convenience of racing fans. The racetrack food and beverage facilities are intended to complement the entertainment experience for racing fans and video lottery players and, therefore, are designed to offer familiar menus with moderate pricing in a comfortable atmosphere.

         Lodge customers principally include local residents and business travelers visiting nearby steel plants and other businesses on weekdays, with a larger number of recreational customers and persons from non-local markets on weekends. Lodge facilities also include the Mountaineer Lodge Dining Room, which seats 125 patrons for casual dining overlooking the golf course, and an additional 68 persons may be seated on an outside deck, weather permitting. Food and beverages are also available at the Lodge in the Speakeasy Gaming Saloon and the Iron Horse Lounge. Table and barstool seating is available in the Speakeasy Gaming Saloon and the Iron Horse Lounge for the video lottery gaming and off-track wagering patrons accommodated there. The Lodge and its food and beverage operations are operated in combination with its entertainment facilities and is utilized principally to increase racing attendance and video lottery play. Accordingly, the Company maintains inexpensive room rates.

Improvement Plan And Expanded Operations

         Since its acquisition of Mountaineer in December 1992, the Company has been engaged in an ongoing effort to renovate and, more recently, enhance and expand Mountaineer Park, which was first opened in 1951. Prior to West Virginia's adoption of the Lottery Act in March 1994, the Company completed certain renovations necessary to maintain the clubhouse and lower grandstand areas, including upgrades to the plumbing and electrical systems, the installation of new furniture and furnishings and the redesign of the grandstand parimutuel (wagering) windows. These improvements were made during 1993.

         In 1993, the Company commenced its capital improvement program, designed to upgrade and expand Mountaineer Park's existing facilities to a level which would allow its marketing as a more upscale gaming, racing, and recreational destination resort.

         In 1994 and 1995, the Company invested $8.9 million in building improvements, furnishings, fixtures and equipment suitable for large scale gaming activities in its race track grandstand and clubhouse, and an additional $591,000 to convert a portion of existing Lodge space to gaming areas. In response to increased patronage at its Lodge gaming areas, the Company embarked upon an 8,000 square foot expansion of the Lodge video lottery facilities in 1995.

         Mountaineer has expanded its off-track betting facilities in both the racetrack and Lodge locations. In 1994 and 1995, the Company invested $1.9 million in two track-side restaurants offering seating for 1,200 racing patrons, with new 13-inch television monitors located at each table, and a total of 32 overhead monitors with 40-inch screens. A simulcast control center is located in the clubhouse restaurant, which also offers video and graphic overlay capabilities. This system enables the Company to promote upcoming events and Mountaineer's other entertainment facilities, in addition to the day's live and off-track racing schedule. In 1995, the Company completed the renovation of the Lodge off-track betting facility, offering seating for 198 patrons in the Speakeasy Gaming Saloon. The Lodge simulcasting facility is served by 24 40-inch television monitors, as well as a 15-foot projection screen. The Company currently has available 64 mutuel windows in the racetrack facility and six windows in the Speakeasy Gaming Saloon, to be supplemented by self-activated portable betting terminals in 1996 and beyond.

         The Company also created a boxing arena and entertainment stage, which it has integrated into the grandstand seating. The stage is an integral component of the Company's efforts to expand Mountaineer Park's customer base by offering new, complementary forms of entertainment. Mountaineer has hosted six boxing events since December 1994, including nationally televised bouts on ESPN and USA Cable. Mountaineer paid fixed fees and provided certain lodging at no charge to the event promoters. Mountaineer retained all proceeds from ticket sales, food and beverage sales and program sales. Management intends to engage in similar events to increase public awareness and to thereby help to increase future attendance at Mountaineer Park.

         The Lodge lobby and reception area were renovated in 1994, followed by restoration of 41 guest rooms damaged by fire and a general renovation and upgrade of the 60 remaining guest rooms and common areas in 1995.

         Remaining components of the improvements plan scheduled for completion in 1996 consist of enhancements to the Speakeasy Gaming Saloon, parking lot expansion and general paving. The cost of these improvements is not expected to exceed $1.5 million.

Business Strategy

         The Company's business strategy is to increase revenues in all areas of operations through the promotion and expansion of its video lottery business and the enhancement of its racing and entertainment facilities.

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         Develop and Market Mountaineer Park as a Diversified
         Entertainment Facility

         The Company believes that the Mountaineer Park racetrack facility has not performed up to its potential in the past because it was utilized primarily to conduct parimutuel racing, thereby limiting the facility's customer base and under-utilizing its sizable infrastructure during non-racing times. The expansion of video lottery operations and the introduction of bingo for local senior citizen groups and simulcast boxing events at Mountaineer Park have begun to remedy these deficiencies. Management believes that the addition of such improvements and programs to those already completed, will provide the right product mix to attract an increasing number of visitors and more efficiently use Mountaineer's facilities during non-racing times. It is anticipated that the resulting benefits will be shared by parimutuel, as well as by video lottery and other entertainment operations, since patrons who traditionally do not visit horse racetracks may, once at Mountaineer Park, be more inclined to wager on racing. In addition, because a significant percentage of revenues from video lottery operations must be contributed to the racing purse fund, as video lottery revenues increase, so will the size of purses. Management believes that this will have the effect of attracting better quality racehorses, further enhancing Mountaineer Park's appeal to traditional horse racing fans who largely generate the Company's parimutuel revenues.

         Expand Video Lottery Operations

         The Company intends to expand its video lottery operations by installing an additional 200 VLTs, which were authorized by the Lottery Commission in 1995, to replace existing VLTs as leases lapse during the first quarter of 1997, subject to evidence that the Company's 800 VLTs currently in place are utilized fully. By the fall of 1997, the Company expects to operate 1,000 VLTs with slot games. The Company believes that its video lottery revenues will continue to increase with the installation of new machines, the implementation of progressive and video slot games, and the implementation of its expanded marketing plan. With its current involvement in video lottery gaming and parimutuel racing, its substantial infrastructure and grounds, and the attractive location of its facility, management believes that Mountaineer is positioned to take advantage of any future forms of gaming which may be legalized in West Virginia. There can be no assurances, however, that the state of West Virginia will authorize additional gaming activities or that, if authorized, the Company would be licensed.

         Relocate Off-Track Wagering

         The Company recently relocated its primary simulcasting operations to the Speakeasy Gaming Saloon at the Lodge. Management believes that by exposing video lottery patrons to simulcast and

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live racing,  new racing fans can be developed,  thereby  increasing  parimutuel operations. The expanded clubhouse simulcast facilities are also expected to create additional excitement and increase the level of activity at the racetrack on live race days.

         Improve Live Racing Product and Commence Export Simulcasting Outside Hub Area

         The Company's ability to attract attendance at Mountaineer and wagering on its live races is dependent, in part, upon the quality of the horses racing at Mountaineer. Horse races at racetracks competing with Mountaineer, and at the racetracks from which Mountaineer receives import simulcasts, have often been of higher quality than Mountaineer's horse races, thereby attracting a larger volume of wagering and higher average wagers than at Mountaineer Park. Beginning in October 1994, Mountaineer has been able to attract better quality horses by paying incrementally higher purses. The increased purses reflect an increase in the minimum daily purses guaranteed pursuant to the Company's agreement with the horsemen's association, a non-union entity which represents the jockeys in their dealings with Mountaineer. Management's ability to increase further the size of purses will depend on increased video lottery operations and, to a lesser extent, expanded simulcast racing operations. The Company anticipates that it will be able to continue increasing purse sizes to levels attractive to owners of mid-level quality or better racehorses.

         Management has sponsored several stakes races in 1996, with purses of up to $20,000 per race. In September 1995, Mountaineer sponsored the West Virginia Breeders' Classics stakes races, with purses totaling $330,000 funded by state-wide video lottery tax revenue. Mountaineer broadcast certain of these races to a number of other racetracks around the country, and intends to simulcast its regular card of live races within the next year. Wagering handles from participating racetracks are commingled with Mountaineer's on-site wagering handle when it exports its simulcast signal.

         Commence Export Simulcasting Outside Hub Area

         Export simulcasting is a highly desirable source of revenue because the direct costs associated with such operations are relatively low. The Company believes that the higher average purses anticipated from video lottery contributions will improve the quality of races which it can export to other racetracks, off- track betting facilities, casinos and other gaming establishments once it has completed its improvement plan. In order to make its races more attractive to simulcast outlets, the Company anticipates that it will experiment with different post times, possibly adopting more evening racing days which are preferable because they do not compete with live racing conducted by host tracks. Although the Company intends to pursue export simulcasting possibilities

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vigorously,  there  can be no  assurance  that  such  opportunities  will  prove realistic or that the Company will be successful in its pursuit of such business.

         Increasing Import Simulcasting

         The Company intends to increase the number and quality of races it makes available for wagering by simulcasting additional out-of-state races. Although management does not anticipate that it will increase the number of import signals it can receive simultaneously, it will increase the number of races displayed with each available signal. In May 1995, Mountaineer introduced simulcasts of off-track greyhound racing, and has since offered thoroughbred and/or greyhound import simulcasting seven days per week. Because operating expenses associated with simulcast racing are generally lower than those associated with live racing, management believes that increases in the levels of simulcast wagering would result in greater operating profits than similar increases in live racing levels.

Marketing

         Mountaineer's primary market includes four million persons of gaming age who reside within a one-hour drive, or approximately 50 miles, of the facility including the population centers of Pittsburgh, Pennsylvania, Youngstown/Warren and Akron/Canton, Ohio, and Wheeling, West Virginia. A secondary market of 3.4 million persons of gaming age reside within a two-hour drive, including Cleveland, Ohio and Morgantown, West Virginia. Both markets have an average household income of approximately $26,000.

         The Company has adopted and is in the process of implementing a comprehensive marketing program to capitalize on Mountaineer's recently expanded gaming facilities to create a larger and more loyal customer base. The program includes (i) the Players Club, a player rating and tracking system designed to reward qualified play through the issuance of reward certificates which are redeemable for food and beverages, merchandise and other services, (ii) entertainment programming featuring boxing and other special events, (iii) attractive food and beverage pricing, (iv) comprehensive advertising, and (v) a bus program. Some features of the program are subject to approval by the Lottery Commission. Prior to the formulation of the new marketing program, the Company's marketing efforts consisted of limited television, radio and print advertising and promotional events tied to major holidays or horse racing events.

Competition

         Mountaineer's principal direct competitors are Wheeling Downs, located approximately 40 miles to the south in Wheeling, West Virginia and Thistledown, located approximately 85 miles to the northwest in Cleveland, Ohio. Wheeling Downs conducts parimutuel greyhound dog racing and video lottery gaming. Thistledown conducts parimutuel thoroughbred horse racing but not video lottery. Other than Wheeling Downs and Thistledown, there are currently no facilities offering competitive parimutuel live thoroughbred or video lottery gaming within a 100-mile radius of Mountaineer Park. As a result, although there are facilities located more than 100 miles away, management does not believe that such other facilities compete with Mountaineer Park for a significant segment of its target customer base (although they do compete to some extent for quality racehorses). In addition, none of those facilities, all of which are located in Pennsylvania and Ohio, are currently licensed to offer video lottery gaming. The one facility in West Virginia, other than Mountaineer and Wheeling Downs, offering video lottery, is located in the central part of the state and, as a result, management believes it does not compete to any significant extent with Mountaineer Park for customers. In addition, one other well-known resort located downstate, has sought legislative approval to operate a land-based casino. The Company also competes with statewide lotteries in West Virginia, Pennsylvania and Ohio, on-site and off-track wagering in Pennsylvania and other entertainment options available to consumers, including live and televised professional and collegiate major sports events. The Company will also compete with off-track wagering in Ohio, which was approved in 1996.

         The Company is attempting to attract patrons by promoting Mountaineer Park as a complete entertainment complex and destination resort offering a unique combination of quality racing, video lottery wagering, dining, special events and other entertainment options, all in a physically attractive setting which is easily accessed with ample on-site parking. To the extent that Pennsylvania or Ohio legalize any forms of casino gaming, the Company's video lottery operations will compete with new gaming facilities located within driving distances of Mountaineer's geographic market. Such facilities may offer more gaming machines than Mountaineer as well as forms of gaming not available in West Virginia.

Employees

         As of October 14, 1996, Mountaineer had approximately 478 full-time employees and 25 part-time employees, of whom approximately 70 were represented by a labor union under a collective bargaining agreement. The union representing mutuel clerks at the race track has been expanded in recent years to cover certain employees providing off-track betting services at the Lodge. In September 1996, additional employees voted to consider expanding the union to make approximately an additional 200 employees union members. Based on the information available to the Company, the Company believes that the vote on the proposal to expand the union coverage was 72 against and 60 for, with 87 votes challenged. The Company is unable to predict the ultimate outcome of this vote. As of October 14, 1996, the Company also employed one person, at its current corporate offices in Laguna Beach, California. The Company believes that its employee relations are good, however, there can no assurance that if such expansion of the union is approved, the Company's employee relations will remain on the same terms as in the past.

Regulation And Licensing

         Racing

         The Company's horse racing operations are subject to extensive regulation by the Racing Commission, which is responsible for, among other things, granting annual licenses to conduct race meets, approving simulcasting post times, and other matters. When granting licenses, the Racing Commission has the authority to determine the dates on which Mountaineer may conduct races. In order to conduct simulcast racing, Mountaineer is required under West Virginia law to hold a minimum of 220 live race days each year. Mountaineer was granted a license to conduct 220 live race days for 1996.

         West Virginia law requires that at least 80% of Mountaineer's employees must be citizens and residents of West Virginia and must have been such for at least one year. In addition, certain activities, such as simulcasting races, require the consent of the representatives of a majority of the horse owners and trainers at Mountaineer Park.

         Mountaineer's revenues from live racing operations are derived substantially from its parimutuel commissions, which are fixed by the State of West Virginia as percentages of Mountaineer's wagering handles. The West Virginia legislature could change these percentages at any time, although the Company is not aware of any current proposal to do so.

         The Company's simulcast activities that occur outside of West Virginia could be subject to regulation by other state racing commissions, as well as the provisions of the Federal Interstate Horse Racing Act of 1978, which prohibits Mountaineer from accepting off-track wagering on simulcast racing without the approval of the Racing Commission and, subject to certain exceptions, of any other currently operating track within 60 miles, or if none, of the closest track in any adjoining state.

         Video Lottery

         The operation of video lottery games in West Virginia is subject to the Lottery Act. Licensing and regulatory control is provided by the Lottery Commission.

         Prior to the adoption of the Lottery Act in March 1994, the Company conducted video lottery gaming pursuant to an agreement with the Lottery Commission which authorized the Company to operate video lottery machines at the racetrack and Lodge as part of a video lottery pilot project. Under the terms of the agreement, the Company retained ownership or control of the video lottery machines and other equipment it provided for use in video lottery gaming. In March 1993, the Attorney General of West Virginia issued an opinion that, under the West Virginia Constitution, video lottery machines could not be privately owned. As a result of the Attorney General's opinion, the Company was unable to renew its agreement with the Lottery Commission, which was scheduled to expire in June 1993. In October 1993, the Supreme Court of West Virginia found that the legislature had not adequately defined and authorized video lottery gaming and, as a result, the Lottery Commission's authorization of video lottery gaming at Mountaineer was invalid. The court's order was to become effective in late November 1993, at which time video lottery gaming at Mountaineer would have had to terminate. However, the court stayed its order pending consideration and passage of satisfactory video lottery legislation. The subsequent adoption of the Lottery Act has not been contested in, or otherwise addressed by, the court or any other West Virginia court.

         Under the Lottery Act, only parimutuel horse or dog racing facilities that were licensed by the Racing Commission prior to January 1, 1994 and that conduct at least 220 live racing dates for each dog or horse race meeting, or such other number as may be approved by the Racing Commission, are eligible for licensure to operate video lottery games. There are four racing facilities in West Virginia (two horse racing and two dog racing), including Mountaineer Park, three of which satisfy the eligibility requirements. The conduct of video lottery gaming by a racing facility is subject to the approval of the voters of the county in which the facility is located. If such approval is obtained, the facilities may continue to conduct racing activities unless the matter is resubmitted to the voters pursuant to a petition signed by at least 5% of the registered voters, who must wait at least five years to bring such a petition. If approval is denied, another vote on the issue may not be held for a period of two years. Video lottery gaming was approved in Hancock County, the location of Mountaineer Park, on May 10, 1994.

         In order to qualify as a "video lottery game," as the term is defined under the Lottery Act, a game must, among other things, be a game of chance which utilizes an interactive electronic terminal device allowing input by an individual player. Such a game may not be based on any of the following game themes: roulette, dice, or baccarat card games. Moreover, video lottery machines must meet strict hardware and software specifications, including minimum and maximum pay-out requirements, and must be connected to the Lottery Commission's central control computer by an on-line or dial-up communication system. Only machines registered with and approved by the Lottery Commission may offer video lottery games.

         Under the Lottery Act, racetracks that conduct video lottery gaming, as well as persons who service and repair video lottery machines and validation managers (persons who perform video lottery ticket redemption services) are required to be licensed by the Lottery Commission. The licensing application procedures are extensive and include inquiries into, and an evaluation of, the character, background (including criminal record, reputation and associations), business ability and experience of an applicant and the adequacy and source of the applicant's financing arrangements. In addition, a racetrack applicant must hold a valid racing license, have an agreement regarding video lottery revenues with the representatives of a majority of the horsemen, the parimutuel clerks and the breeders for the racetrack and post a bond or irrevocable letter of credit in such amount as the Lottery Commission shall determine. Finally, no license will be granted until the Lottery Commission determines that each person who has "control" of an applicant meets all of the applicable licensing qualifications. Persons deemed to have control of a corporate applicant include:
(i) any holding or parent company or subsidiary of the applicant who has the ability to elect a majority of the applicant's board of directors or to otherwise control the activities of the applicant; and (ii) key personnel of an applicant, including any executive officer, employee or agent, who has the power to exercise significant influence over decisions concerning any part of the applicant's business operations. The Company's license application was approved by the Lottery Commission in June 1995. From March 1994 until such approval, the Company conducted video lottery gaming under a provision of the Lottery Act that permitted any racetrack authorized by the Lottery Commission to conduct video lottery gaming prior to November 1, 1993, to continue to do so for a limited time without additional licensure.

         Prior to Mountaineer's loan with Bennett, the Lottery Commission approved the Company's license in September 1994. During the relicensing proceedings prior to July 1, 1995, the Lottery Commission required Bennett to submit audited financial statements, based on the combined effect of Bennett's stock ownership in the Company, its security interest pursuant to the deed of trust in connection with the Bennett Loan, and the fact that AGEL, Bennett's affiliate, performed management services for the Company. These factors have required the Company to seek Lottery Commission approval of Bennett. Although Bennett failed to initially provide information required by the Lottery Commission, the Lottery Commission relicensed Mountaineer in June, 1995, after which time Bennett supplied the requisite information. In connection with the relicensing proceedings held in June 1996, the Lottery Commission released an opinion dated May 9, 1996 to the effect that because Bennett had the right to vote less than 5% of the outstanding stock of Winners Entertainment, Inc., the Company's previous name, and AGEL, an affiliate of Bennett, was no longer providing management services, Bennett could not influence or control Mountaineer's business, and thus, Lottery Commission approval was not required. Accordingly, no Lottery Commission approval of Bennett was required in 1996.

         Mountaineer is currently attempting to refinance its loan with Bennett. Assuming the Lottery Commission does not change its current position, if no new lender acquires the right to vote more than 5% of the voting stock and does not obtain the right to take an active role in the affairs of Mountaineer, no Lottery Commission approval will be required. While the Company has no reason to believe that its license is in jeopardy as a result of either loan, a change in policy by the Lottery Commission could affect Mountaineer's license and thus adversely affect the Company.

         Licenses granted by the Lottery Commission must be renewed on July 1 of each year. A license to operate video lottery games is a privilege personal to the license holder and, accordingly, is non-transferable. In order for a license to remain in effect, Lottery Commission approval is required prior to any change of ownership or control of a license holder. Unless prior approval of the Lottery Commission is obtained, the sale of five percent or more of the voting stock of the license holder or any corporation that controls the license holder or the sale of a license holder's assets (other than in the ordinary course of business), or any interest therein, to any person not previously determined by the Lottery Commission to have satisfied the licensing qualifications, voids the license.

         Once licensed, a racetrack has the right to install and operate up to 400 video lottery machines and may operate more than 400 machines only upon Lottery Commission approval. The Company has received approval to operate a total of 1,000 machines.

         Video Lottery machines may only be operated in the areas of the racetrack where parimutuel wagering is permitted; provided, however, that if a racetrack was authorized by the Lottery Commission prior to November 1, 1993 to operate video lottery machines in another area of the racetrack's facilities, such racetrack may continue to do so as long as there is one video lottery machine in the parimutuel wagering area for each machine located in another area of the racetrack. Accordingly, the Company may continue to operate video lottery machines at the Lodge, provided that there are at least as many machines located at Mountaineer's racetrack.

     The Lottery Act imposes extensive operational controls relating to, among other matters, security and supervision, access to the machines, hours of operation, general liability insurance coverage and machine location. In addition, the Lottery Act prohibits the extension of credit for video lottery play and requires Lottery Commission approval before any video lottery advertising and promotional activities are conducted. The Lottery Act provides for criminal and civil liability in the event of specified violations.

         All revenues derived from the operation of video lottery games must be deposited with the Lottery Commission to be shared in accordance with the provisions of the Lottery Act. Under such provisions, each racetrack must electronically remit to the Lottery Commission its "gross terminal income" (total cash deposited into video lottery machines less the value of credits cleared for winning redemption tickets). To ensure the availability of such funds to the Lottery Commission, each racetrack must maintain in its account an amount equal to or greater than the gross terminal income to be remitted. If a racetrack fails to maintain this balance, the Lottery Commission may disable all of the racetrack's video lottery machines until full payment of all amounts due is made. From the gross terminal income remitted by a licensee, the Lottery Commission will deduct up to 4% to cover its costs of administering video lottery at the licensee's racetrack and divide the remaining amounts as follows:
47% is returned to the racetrack, 30% is paid to the State's general revenue fund, 15.5% is deposited in the racetrack's fund for the payment of purses, and the remaining 9% is divided among tourism promotion, Hancock County, the Breeders' Classics, the Veterans Memorial Program and the Racetrack Employees Pension Fund.

Discontinued Operations

         Bartlett Field Leases - Ohio

         In January 1992, the Company, through its wholly owned subsidiary, ExCal Energy Corporation ("ExCal") acquired approximately 16,000 net developed acres and 16,800 net undeveloped acres (held by production) of oil and gas leases in the Bartlett Field in Southeastern Ohio from Biscayne Petroleum
Corporation, an affiliate of Edson R. Arneault, President and Chief Executive Officer and a Director of the Company. Mr. Arneault was not affiliated with the Company at the time of such acquisition. The Company agreed to provide funds to drill 40 gas wells on such properties, and in 1992, the Company attempted to raise the required capital through a public offering. Due to the expiration of "Section 29" credits (a credit against Federal income taxes derived from gas produced from Devonian Shale and "tight sands" formations from wells commenced before January 1993), in December 1992, the Company abandoned the offering. As a result, the Company recorded certain provisions for writedown of these interests. During 1993, the Company allowed the leases for the net undeveloped acreage to expire, and sold to third parties approximately 2,300 of net developed acres. In December 1994, all of the remaining leases were sold pursuant to the plan of orderly liquidation described below.

         Bartlett Field Wells - Ohio

         In January 1992, ExCal acquired 77 gas wells in the Bartlett Field from 18 limited partnerships controlled by Mr. Arneault and operated by his affiliate, Century Energy Management Company, Inc. The wells were in need of repair and the Company planned to incur rework costs to increase production and maximize the value of the assets. Aggregate annual gas production was 100,000 to 150,000 MCF, and management believed that with limited rework, production could be increased by at least 100%. In December 1994, all of the wells were sold pursuant to the plan of orderly liquidation described below.

         Marathon-Otter Lake Field - Michigan

         In January 1992, ExCal acquired all the issued and outstanding shares of Crystal Oil Company, Inc. ("Crystal"). Crystal's assets consisted of an average of a 64% net revenue interest in approximately 3.4 million barrels of oil (proved reserves) plus 34 oil and gas wells and related equipment in the Marathon-Otter Lake Field in the State of Michigan. In 1991, the wells were shut-in by Crystal which had undertaken no material drilling since then. In December 1992, ExCal entered into a joint venture agreement with Fleur-David Corporation ("Fleur-David"), a minority stockholder of the Company, to perform rework and remediation activities to reestablish production and provide activities necessary for compliance with state environmental standards. ExCal contributed its net revenue interest in the proved reserves and agreed to pay 25% of on-going costs in exchange for a 25% interest in the joint venture. For a 75% interest in the joint venture, Fleur-David agreed to provide technical expertise and 75% of on-going costs. Fleur-David also obtained a covenant not to sue for clean-up and abandonment costs from the state of Michigan by funding $188,000 in an environmental escrow fund required by the state. Costs were estimated at $2,200,000 and have included rework of wells, repairs to oil storage tank batteries, acid treatments of producing formations, plugging, clean-up, equipment removal, waste disposal and soil removal costs required by the Michigan Department of Natural Resources. The Company is responsible to provide 25%, or approximately $550,000 of such costs, of which $286,000 has been paid primarily from proceeds from the exercise of certain stock options granted to Fleur-David by the Company, as well as cash from continuing operations.

         Plan of Orderly Liquidation

         On March 31, 1993, the Company's Board approved a formal plan to divest its oil and gas operations over a period of two years. This decision was based upon several factors including (i) the anticipated potential of the Company's gaming operations and the anticipated time to be devoted to it by management, (ii) the expiration of "Section 29" credits, a credit against Federal income taxes derived from gas produced from Devonian Shale and "tight sands" formations from wells commenced before January 1993, and (iii) the impact of delays in connection with a political controversy over video lottery in West Virginia during 1993 which caused management to focus the Company's efforts and financial resources on Mountaineer. To enhance the value of the properties for sale, the plan of orderly liquidation provided for remediation costs to address certain environmental matters and rework and development costs to increase future production.

         During 1993, the Company began disposition of the Bartlett Field oil and gas leases by selling to third parties or, based on certain contingencies in the acquisition agreement, returning to their previous owners, approximately 2,300 net developed acres. The Company received approximately $85,000 in connection with the sale of the leases. The Company also allowed leases comprising 16,800 net undeveloped acres to expire. At December 31, 1993, the Company held net developed acreage of 13,700 acres and reserves in the Bartlett Field of 902,200 MCF.

         The plan of orderly liquidation also called for rework costs of approximately $150,000 in connection with the Company's 77 Bartlett Field gas wells. Because the wells were in various states of disrepair, the plan called for maintenance of wells, acid treatments of producing formations and, in some cases, plugging and abandonment, all for the purpose of increasing production and the value of such assets for ultimate sale. In mid-1993, the Company reduced its appropriation for such rework costs to $100,000, which was estimated to increase net cash flows from production to a minimum of $25,000 per month. However, after completion of only $50,000 of such rework costs, the Bartlett Field wells and remaining Bartlett Field leases were sold in December 1994 to Development & Acquisition Ventures in Energy, Inc. ("DAVE"), whose principal stockholder is the brother of Edson R. Arneault, the President and Chief Executive Officer and a Director of the Company, for notes valued at approximately $426,000, of which $150,000 (discounted to $126,000) is non-recourse, secured solely by the assets sold. See "Certain Transactions".

         At the time of the sale, the Company remained obligated on a $590,000, 9% note to the previous owners of the Bartlett Field wells. On March 31, 1995, the note was amended to provide the Company with a credit for the current value of 98,333 shares of the Company's Common Stock issued to the previous owners in March 1993 in the amount of $123,000. The amendment further provided for the $467,000 balance of the note to be paid in monthly payments of interest only at 10% from May through October 1995, with principal amortized over 36 months thereafter with a balloon payment after 12 months on October 1, 1996. The note was payable at the option of the Company through the issuance of Common Stock on or before November 1, 1995 at the then current market value, provided that such shares were registered by the Company at the time of issuance. The Company paid monthly interest payments in May and June 1995, and in October 1995, the note was canceled in exchange for interest payments for the months of July, August and September 1995, and 373,600 shares of the Company's Common Stock, subject to registration rights and valued for purposes of the transaction at the then current market value of $1.25 per share.

         The Company intends to sell its sole remaining oil and gas interest in the Marathon-Otter Lake Field during 1996. For further discussion of management's plan of orderly liquidation, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Discontinued Operations".

Properties

         Gaming, Racing and Other Entertainment

         Mountaineer Park is comprised of a thoroughbred race track and the Lodge providing video lottery gaming, off-track wagering, dining and lounge facilities as well as facilities for golf, swimming, tennis and other outdoor activities covering approximately 606 acres (including 375 undeveloped acres) in Chester, West Virginia. The Mountaineer facility encompasses approximately 4,100 feet of frontage on the Ohio River and approximately 2,500 feet of highway frontage straddling West Virginia State Route 2. At July 31, 1996, Mountaineer Park was encumbered by (i) a first deed of trust in favor of Bennett aggregating $10.2 million in original principal amount (principal balance of approximately $8.8 million as of September 30, 1996) and (ii) a second deed of trust in favor of Madeleine collateralizing indebtedness aggregating $5 million in principal.

         Oil and Gas

         The Company's oil and gas interest constitutes a 25% joint venture in a 64% net revenue interest in proved reserves with 34 net producible wells in the Marathon-Otter Lake field in Lapeer and Genesee Counties, Michigan. Proved reserves are estimated at 3,314,800 BBL. For financial and other information about the Company's oil and gas interests, see "Discontinued Operations," "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Discontinued Operations," and Note 10 of the Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

         Equipment Leases

         At Mountaineer Park, the Company leases 800 video lottery machines, a totalisator system, video tape and closed circuit television systems and other equipment required for operations. For discussion of such equipment leases, see Note 7 of the Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

         Office Lease

         The Company leases approximately 880 square feet of office space in Laguna Beach, California for its corporate offices under an operating lease with a monthly rental payment of $1,395. The lease for this office expires on October 31, 1996. The Company plans to close this office and move its corporate offices to Mountaineer Park on or about November 30, 1996.

Legal Proceedings

         Settled Litigation

     Jackpot Enterprises, Inc. ("Jackpot") v. Winners Entertainment, Inc., Circuit Court of Kanawha County, West Virginia Case No. 94-C-819. On May 13, 1994, the Company was served with a complaint in which Jackpot sought an award of 250,000 shares of the Company's Common Stock as liquidated damages for an alleged breach of a January 27, 1993 agreement, which contemplated a joint venture between the parties to operate Mountaineer Park as well as a financing arrangement, and for alleged intentional torts in refusing to issue the shares of Common Stock.

         The parties settled these claims on February 28, 1995. The terms of the agreement require the Company to issue to Jackpot, and include in a registration statement, such number of shares which, when combined with the 30,000 shares of the Company's Common Stock previously issued to Jackpot, based on the market price for the Common Stock on the date the registration statement becomes effective, will provide net proceeds of $512,500 to Jackpot. Pursuant to the agreement, after June 30, 1996, the Company has the right to reacquire from Jackpot at par value any shares necessary to limit Jackpot's net proceeds to $512,500. Moreover, if the registration statement was not declared effective by April 29, 1995, which it was not, the Company was required to issue an additional 12,500 shares every sixty days until the effective date of such registration statement. In no event, however, would the Company have been required to issue more than 250,000 shares. Through October 31, 1996, the Company has issued 220,000 shares (excluding the 30,000 shares referred to above) of its Common Stock in accordance with terms of the agreement. Such shares are covered by another registration statement filed with the Commission.

     In July 1994, the Company and Crystal Asset Management Group, Ltd. ("CAM") settled all of CAM's claims arising from a financial advisory agreement dated April 1, 1993. Under the settlement agreement, the Company was to pay CAM $165,684 to cancel previously issued warrants to purchase 135,000 shares of Common Stock at $7.00 per share subject to registration rights, and instead issued warrants to purchase 145,000 shares of Common Stock at $6.25 per share prior to December 1996 with registration rights. An initial payment of $15,000 was made upon execution of the settlement agreement, however, no further payments were made. On September 4, 1996, the Company entered into an agreement, modifying the settlement agreement. The amendment to the settlement agreement, provides for mutual releases of all claims in exchange for the Company's payment of $90,000 in cash. The amendment to the settlement agreement also reduced the exercise price of the previously issued warrants to $3.00 per share and extended the term thereof through January 15, 1998. The agreement contemplates the registration of the shares underlying such warrants on a registration statement to be filed shortly after the date of the amendment to the settlement agreement. The Company has filed a registration statement with respect to 145,000 shares of Common Stock issuable upon exercise of warrants held by CAM. See "Shares Eligible for Future Sale" and "Registration Rights."

         Pending Litigation

     George Jones v. Mountaineer Park, Inc. and Winners Entertainment, Inc., Case No. 95-C-103-G, Circuit Court of Hancock County, West Virginia. On June 19, 1995, the Company and its wholly owned subsidiary, Mountaineer were served with a complaint by George Jones, claiming breach and wrongful termination of Mr. Jones' employment agreement with Mountaineer, retaliatory discharge, fraud, outrage, and defamation. The complaint alleges, among other things, that Mountaineer terminated Mr. Jones' employment in September of 1993 in retaliation for his efforts to investigate alleged improper activities occurring at Mountaineer. Mr. Jones seeks an award for compensatory damages in the amount of $1 million and a like amount in punitive damages. Discovery recently has commenced in this action, and the Company is seeking to be dismissed from the case.

         The Company and Mountaineer have answered the complaint, denying any liability to Mr. Jones. Management has determined to defend the case vigorously on the grounds that the defamation claim is barred by the statute of limitations, and the remaining claims should be dismissed because Mr. Jones' employment was properly and justifiably terminated. Mountaineer has been advised by its insurance carrier that the claims against it are covered by insurance. Management does not believe that either the Company or Mountaineer will incur any material loss on account of such claims but there can be no assurance that this will be the case.

     Daniel Barrett v. Mountaineer Park, Inc., Case No. 94-C-147G, Circuit Court of Hancock County, West Virginia. The Company was served with a complaint in 1994 by a jockey who sustained head injuries from a fall during a race at Mountaineer. The plaintiff is seeking both compensatory and punitive damages. Management believes that this matter will be covered by insurance. There can be no assurance that the Company's insurance coverage will be sufficient to cover completely the Company's potential liability in this case.

         The Company (including its subsidiaries) is also a defendant in various law suits relating to routine matters incidental to its business. Management does not believe that the outcome of such litigation, in the aggregate, will have any material adverse effect on the Company.


                                   MANAGEMENT


Executive Offices and Directors

         The following table sets forth information regarding the directors and executive offices of the Company.


Name                  Age          Position and Office Held
----                  ---          ------------------------

Edson R. Arneault      49           President, Chief Executive
                                    Officer, Director

Thomas K. Russell      43           General Counsel, Chief
                                    Financial Officer, Secretary,
                                    Treasurer, Director

Robert L. Ruben        34           Assistant Secretary, Director

Robert A. Blatt        55           Director


Business Experience

         Edson R. Arneault, 49, has served as the Company's President and Chief Executive Officer since April 26, 1995. He is also a member of the Company's Board and an officer and director of the Company's subsidiaries, Mountaineer, Golden Palace, and ExCal. He has served as a member of the Board since 1992, when he was elected President of ExCal. Mr. Arneault is also president and chief executive officer of Century Energy Management Co., Inc., which he founded in 1987, and general partner of numerous partnerships directly or indirectly engaged in the development and production of oil and gas. Mr. Arneault also engages in oil and gas leasing, drilling and operation through Biscayne Petroleum Corporation, which he founded in 1987. Mr. Arneault is a certified public accountant, and served as a tax partner with Seidman and Seidman (now "BDO Seidman"), a public accounting firm, in Grand Rapids, Michigan, from 1977 to 1980. Mr. Arneault is a member of the Independent Producers Association of America, the Ohio Oil and Gas Association, the Michigan Oil and Gas Association and the Michigan

Association of Certified Public Accountants. Mr. Arneault has been the Company's liaison with the West Virginia Lottery Commission and Legislature with respect to Mountaineer Park's video lottery operations.

         Thomas K.  Russell,  43,  has  served  the  Company  as its  Secretary,
Treasurer, Chief Financial Officer, General Counsel and a Director since December 1989. Mr. Russell is also an officer and director of ExCal, SDR Corporation ("SDR"), a Nevada corporation owned and controlled by certain members of management and stockholders of the Company, and Mountaineer. Mr. Russell is an attorney with responsibility for the management of compliance, litigation and general legal matters. From 1979 to 1989, he was a practicing attorney in Tustin and Palos Verdes, California emphasizing business litigation, medical malpractice and representation of American Indian Tribes in tribal and federal courts and legislative and administrative matters. Since 1975, Mr. Russell has served as an officer or director of various corporations engaged in the oil, mining, hotel, equipment leasing, wholesale travel and motion picture businesses. Mr. Russell received his Bachelor of Arts in Marketing from California State University at Fullerton in 1975 and his Juris Doctor from Pepperdine University in 1978. He has been an active member of the State Bar of California since 1979.

         Robert L. Ruben, 34, is a principal in Freer & McGarry, P.C., a Washington, D.C. law firm, where he has practiced since 1991. From 1986 to 1988, Mr. Ruben was associated with the firm of Bishop, Cook, Purcell & Reynolds, which later merged with Winston & Strawn, and from 1989 to 1991, Mr. Ruben was associated with the firm of Wickens, Koches & Brooks. Mr. Ruben is a graduate of the University of Virginia and the Dickinson School of Law and practices principally in the areas of commercial litigation and corporate/securities law. Freer & McGarry, P.C. has served as counsel to the Company since November of 1991, and Mr. Ruben has represented Mr. Arneault and various of his affiliates since 1987.

         Robert A. Blatt, 55, is the Chief Executive Officer of Island Golf Resorts, L.L.C., Championship Golf Enterprises, L.L.C., and Golf Development Services, Limited of St John's Antigua, and a member of the board of directors of AFP Imaging Corporation. Since 1979 he has been chairman and majority owner of CRC Group, Inc., and related entities, and since 1985, a member (seat owner) of the New York Stock Exchange, Inc. From 1959 through 1991, Mr. Blatt served as director, officer or principal of numerous public and private enterprises. Mr. Blatt received his Bachelor of Science in Finance from the University of Southern California in 1962 and his Juris Doctor from the University of California at Los Angeles in 1965. He is a member of the State Bar of California (inactive) and a Registered General Principal, of the NASD and the New York Stock Exchange, Inc.

                             EXECUTIVE COMPENSATION

         The following table sets forth the compensation awarded, paid to or earned by the most highly compensated executive officers of the Company whose compensation exceeded $100,000 in the fiscal year ended December 31, 1995.



                                                         Summary Compensation Table

                                                                                               Long Term Compensation
                                                                                               ----------------------
                                                     Annual Compensation
                                                     -------------------
                                                                                              Awards                 Payouts
                                                                                              ------                 -------

                                                                       Other         Restricted
                                                                       Annual          Stock          Options    LTIP       All
                                              Salary         Bonus     Comp.           Awards           SARs    Payouts    Other
              Name                     Year   ($)(1)          ($)      ($)(2)           ($)            ($)(4)     ($)      Comp.
              ----                     ----  --------        -----    --------         -----          --------   -----     -----

Edson R. Arneault(5)                   1995    213,652       23,000      -               -            618,415      -         -
      Chairman, President and
      Chief Executive Officer of
      MTR Gaming Group, Inc.
                                       1994    188,729         -       4,021         46,000(3)           -         -         -
                                       1993    151,865                   -               -               -         -         -


Thomas K. Russell(5)                   1995    147,288         -         -               -            358,316      -         -
      Secretary, Treasurer, Chief
      Financial Officer, General
      Counsel and Director of MTR
      Gaming Group, Inc.
                                       1994    134,075         -       2,789             -               -         -         -
                                       1993    109,597       16,250      -               -               -         -         -


Michael R. Dunn (6)                    1995     38,659         -         -               -            240,000      -      176,973
      Former President and Chief
      Executive Officer of Winners
      Entertainment, Inc.
                                       1994    204,437         -       12,500            -                         -         -
                                       1993    161,436       36,250      -               -               -         -         -


Compensation paid to all officers      1995    399,599       23,000      -               -            975,731      -         -
and directors as a group during 1995



(1) Salaries for Mr. Arneault and Mr. Russell include accrued compensation for the year ended December 31, 1995 of $144,667 and $41,554, respectively. Subsequent to December 31, 1995, said amounts, together with interest at the rate of 10% per annum, were converted to shares of Common Stock at the market value of the shares on February 9, 1996, the effective date of the conversion.

(2) Represents accrued 1994 vacation compensation for executive officers distributed in 1994.

(3) Represents the dollar value of a stock award of 20,000 shares of restricted Common Stock.

(4) No options were granted in 1994 or 1993. All options granted by the board of directors in 1995 were approved by vote of the stockholders at the Company's annual meeting of stockholders held September 11, 1995.

(5)  See "Employment Agreements" below.

(6) Mr. Dunn resigned from all offices with the Company and its subsidiaries on April 26, 1995. This amount represents severance payments.


                              OPTION GRANTS IN 1995

         The following table contains information concerning the grant of stock options during fiscal year 1995 to the Company's executive officers named in the Summary Compensation Table.


                                                                                      Potential Realized Value at
                                                                                        Assumed Annual Rates of
                                                                                        Stock Price Appreciation
                                                                                            for Option Term
                                                                                            ---------------
                                        % of
                                        Total
                                       Options
                                       Granted
                    Options           in Fiscal      Exercise             Expiration
          Name      Granted             Year           Price                 Date                   5%                   10%
          ----      -------             ----          -------                ----                   --                   ---

Edson R.            378,415            45.98%        $1.219          Sept. 1998                   $72,711              $152,686
Arneault
                    240,000            30.00%        $2.000(1)        Oct. 1997                         0                     0

Thomas K.           223,316            27.01%        $1.219          Sept. 1998                   $42,176               $89,702
Russell
                    135,000            11.25%        $2.000(1)        Oct. 1997                         0                     0

Michael R.          240,000            20.00%        $2.000(1)        Oct. 1997                         0                     0
Dunn



(1) In October 1992, the Board granted incentive stock options to certain executive officers, key personnel and employees to purchase, in the aggregate, 1,200,000 shares of the Company's Common Stock for a price of $4.875 per share. In December, 1994, the Board voted and the stockholders voted at the annual stockholders' meeting, to reduce the exercise price of such incentive stock options from $4.875 to $2.00 per share.

                          FISCAL YEAR END OPTION VALUES

         The following table sets forth information regarding the number and value of options held by each of the Company's executive officers named in the Summary Compensation Table as of December 31, 1995. None of the named executive officers exercised any stock options during fiscal year 1995.


                                            Number of Securities                                 Value of Unexercised in-
                                           Underlying Unexercised                               the-Money Options at Year
                                           Options at Fiscal Year                                       End ($)(1)
                                                   End(2)
                          ---------------------------------------------------------------------------------------------------------

          Name                    Exercisable               Unexercisable                Exercisable               Unexercisable
-----------------------------------------------------------------------------------------------------------------------------------

Edson R.                            759,749                       -                           0                          -
Arneault

Thomas K.                           436,816                       -                           0                          -
Russell

Michael R.                          419,133                       -                           0                          -
Dunn



(1) Based on the market price of the Company's Common Stock of $0.75 on December 31, 1995, as reported by Nasdaq.

(2) On January 23, 1996, the Company, pursuant to a qualified incentive stock option plan, granted to Mr. Arneault and Mr. Russell, options to purchase 300,000 shares and 100,000 shares of the Company's Common Stock, respectively, at the estimated fair market value price on the date of grant of $0.5625. The options are subject to approval at the next annual meeting of stockholders. Such option grants were made in 1996, and are not reflected in the table above.


                         TEN-YEAR OPTIONS/SAR REPRICINGS

         The following table sets forth the number of options held by officers of the Company subject to repricing during the fiscal year ended December 31, 1995. See table entitled "Option Grants in 1995".

                                                                                                                      Length of
                                                                                Exercise                               Original
                                                           Market Price         Price at                             Option Term
                                        Number of          of Stock at          Time of                              Remaining at
                                       Options/SARs        Repricing or       Repricing or       New Exercise          Date of
                                         Amended            Amendment          Amendment             Price           Repricing or
        Name              Date         Fiscal Year             ($)                ($)                 ($)             Amendment
----------------------------------------------------------------------------------------------------------------------------------

Edson R.                Sep. 95          240,000              1.563              4.875               2.00              2 years
Arneault
----------------------------------------------------------------------------------------------------------------------------------

Thomas K.               Sep. 95          240,000              1.563              4.875               2.00              2 years
Russell
---------------------------------------------------------------------------------------------------------------------------------

Michael R.              Sep. 95          135,000              1.563              4.875               2.00              2 years
Dunn (6)

Section 16(a) Beneficial Ownership Reporting Compliance

         Under the provisions of Section 16(a) of the Exchange Act, the Company's officers, directors and 10% beneficial stockholders are required to file reports of their transactions in the Company's securities with the Commission. Based solely on a review of the Forms 3 and 4 and amendments thereto furnished to the Company during its most recent fiscal year and Forms 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year, the Company believes that certain forms were not filed timely by the Company's officers, directors and 10% beneficial stockholders.

         Of these persons, Mr. Arneault did not file one report and filed seven late reports relating to six transactions, Mr. Russell filed three late reports relating to two transactions, Mr. Ruben filed three late reports relating to one transaction, Mr. Blatt filed three late reports relating to two transactions and Mr. Saunders did not file one report and filed 11 late reports relating to 10 transactions. In addition, the Company has not received at least two reports from Michael Dunn, the Company's former President, relating to eight transactions or holdings known to the Company.


Employment Agreements

         Messrs. Arneault and Russell each has an employment agreement with the Company. Each agreement provides for a three year period of employment by the Company of each of these individuals. Both agreements terminate on May 9, 1997. Each employment agreement provides that the employee will receive a base salary with annual cost of living adjustments, increases contingent on certain events and bonuses at the discretion of the Board. Mr. Arneault's base salary is $228,900 and Mr. Russell's base salary is $157,500.

         Each agreement provides that if the employee's period of employment is terminated by reason of death or physical or mental incapacity, the Company will continue to pay the employee or his estate the compensation otherwise payable to the employee for a period of two years. If the employee's period of employment is terminated for a reason other than death or physical or mental incapacity or for cause, the Company will continue to pay the employee the compensation that otherwise would have been due to him for the remaining period of employment. If the employees' period of employment is terminated for cause, the Company will have no further obligation to pay the employee, other than compensation unpaid at the date of termination. The term "cause" is defined by the agreement as (i) conviction of a felony, (ii) embezzlement or misappropriation of funds or property of the Company or its affiliates, or (iii) the employee's refusal to substantially perform, or willful misconduct in the performance of, his duties and obligations under the agreement.

         In the event that the termination of the employee's period of employment occurs after there has been a change of control of the Company and
(i) the termination is not for cause or by reason of the death or physical or mental disability of the employee or (ii) the employee terminates his employment for good reason, then the employee will have the right to receive within thirty days of the termination, a sum that is three times his annual base salary, but not to exceed the amount deductible by the Company under the Internal Revenue Code of 1986. The term "change of control" means (i) any change of control of the Company that would be required to be reported on Schedule 14A under the Exchange Act, (ii) any person becoming the direct or indirect beneficial owner of 20% or more of the Company's outstanding voting securities, other than a person who was an officer or director of the Company on the date of the agreement or (iii) the circumstance in which the present directors do not constitute a majority of the Board. The term "good reason" means (i) the assignment to the employee of any duties that in the employee's judgement are inconsistent with, or constitute a diminution of, the employee's position, authority, duties or responsibilities, (ii) the employee's involuntary relocation from San Juan Capistrano, California or (iii) the Company's failure to comply with the compensation provisions of the agreement.

         Each agreement provides that, during the term of the agreement, the employee will not compete with the business or any contemplated business of the Company either individually or as an officer, director, stockholder, employee, agent, partner or consultant of any entity at any location within ninety miles of any locations at which the Company does business or at which the employee knows that the Company contemplates doing business.

Compensation of Directors

     Mr. Ruben and Mr. Blatt are entitled to receive a fee of $2,500 for each quarterly Board meeting that they attend and are also entitled to be reimbursed for out-of-pocket expenses incurred in attending Board meetings. Mr. Blatt is also entitled to a fee of $3,000 per month for serving as Chairman of the Finance Committee. Directors who are employees of the Company do not receive compensation for attendance at Board meetings, but are entitled to reimbursement for expenses that they incur in attending such meetings.

         On January 23, 1996, Mr. Ruben and Mr. Blatt were granted options to purchase 75,000 and 50,000 shares of the Company's Common Stock, respectively, at the fair market value on the date of the grant of $0.5625 per share. The options are exercisable at any time and from time to time in whole of in part for a period of three years from the date of grant.

Compensation Committee Interlocks and Insider participation

         On November 8, 1995, the Board voted to form an executive compensation committee consisting of Mr. Ruben and Mr. Blatt, the Company's two non-employee directors (the "Committee"). The Committee is authorized to review all compensation matters involving directors and executive officers and Committee approval is required for any compensation to be paid to executive officers or directors who are employees of the Company.


                              CERTAIN TRANSACTIONS

         In January 1992, pursuant to the approval of the Company's plan of reorganization by the United States Bankruptcy Court for the Central District of California, the Company acquired 100% of the stock of SDR, a Nevada corporation owned and controlled by certain members of management and stockholders of the Company. Pursuant to the plan of reorganization, in exchange for all of the stock of SDR, the stockholders of SDR received an aggregate of 3,169,583 shares of the Company's Common Stock. SDR's principal asset was an option to purchase a casino development site in Cripple Creek, Colorado, which site was ultimately reconveyed to its previous owner on July 21, 1993, when the Company decided not to proceed with development of the project.

         All of the Company's oil and gas leases were acquired by its subsidiary, ExCal, in January 1992 from Biscayne Petroleum Corporation, of which Edson R. Arneault was president. At the time of this acquisition, Mr. Arneault was not affiliated with the Company. As a result of this transaction, Mr. Arneault became ExCal's president. The acquisition of such leases was part of a larger transaction involving (i) the acquisition by ExCal of 77 operating wells formerly owned by limited partnerships (the "Partnerships") controlled by Mr. Arneault, (ii) the acquisition of all of the stock of Crystal Exploration Company, Inc. from Century Energy Management Company, Inc., another affiliate of Mr. Arneault, and (iii) the employment of Mr. Arneault by ExCal for a period of three years at a salary of $120,000 per year and participation in other board of directors approved compensation plans.

         Such leases were acquired in exchange for $100,000 cash, a $790,000 non-interest bearing note (of which $100,000 was paid on December 31, 1992, the balance being due during 1993) and 50,000 shares of the Company's Common Stock. The Company and the Partnerships entered into modifications of their original agreement dated March 25 and November 17, 1993, March 30, August 10 and September 30, 1994, and March 30, and October 1, 1995. Under the terms of the March 25, 1993 modification of the note, the balance remaining to be paid by the Company to the Partnerships was $590,000. Pursuant to the modification, the Company paid $100,000 cash and issued 98,333 shares of its Common Stock to the Partnerships, which, based on the then current market value of the Common Stock, satisfied the Company's obligation thereunder. The shares issued to the Partnerships, together with 5,000 additional shares issued in consideration of the Partnerships' agreement to extend the date for registration from September 15, 1994 to October 15, 1994, were to be registered for public sale under the Securities Act. Because the registration statement covering the Partnership's shares did not become effective before March 31, 1995, the March 30, 1995 modification of the agreement (i) reinstated the note with a principal amount of $590,000 and increased the interest rate on the note representing the $590,000 balance to 10%, (ii) reduced the balance to $467,084 by crediting the note with the average share price of the Company's Common Stock for the first 14 days that the shares were eligible for sale under Rule 144, and (iii) amended the payment schedule to provide for payments of interest only from May 1, 1995 through October 1, 1996 and twelve payments of principal and interest from November 1, 1995 through October 1, 1996 calculated on a 36 month amortization schedule with a balloon payment of the unpaid balance on October 1, 1995. Pursuant to the October 1, 1995 modification, the outstanding balance of the note was retired through the issuance of 373,600 shares of the Company's Common Stock.

         On December 16, 1994, ExCal entered into an agreement to sell its Ohio oil and gas leases pursuant to the Company's March 1993 plan of orderly liquidation to DAVE, a corporation that is controlled by David T. Arneault, the brother of Edson R. Arneault. The buyer agreed to pay ExCal a total of $450,000 in the form of (i) a promissory note in the amount of $300,000 bearing interest at 8% per annum and payable in monthly installments of $10,000 beginning six months after the sale and (ii) $150,000 payable from the portion of the monthly net revenues of the wells in excess of $10,000. In addition, if the leases are sold, ExCal is to receive any unpaid balance of the $150,000 plus 50% of the payments received from the sale. The bid submitted by DAVE was the highest of four independent bids received by the Company. Through June 30, 1996 DAVE was current in its payments under the notes, although the Company has made provisions from time-to-time for Edson R. Arneault to make certain interest payments on behalf of DAVE.

         During 1994 and 1995, various corporate affiliates of Mr. Arneault advanced an aggregate sum of approximately $100,000 to ExCal primarily to cover overhead expenses in connection with the maintenance of leases and other costs associated with the Company's existing oil and gas interests in Michigan and the Company's former interests in Ohio. In February 1996, such accrued amount, along with accrued interest at the rate of 10% per annum, was converted into a demand promissory note in the principal amount of $100,218 payable to Mr. Arneault at the rate of 10% per annum.

         To assist Fleur-David Corporation, the Company's joint venture partner, in rework activities related to the Company's plan of orderly liquidation of its oil and gas interests in Michigan, Mr. Arneault purchased 25,000 shares of the Company's Common Stock held by Fleur-David in July 1995 in a private transaction.

         During 1995, Thomas K. Russell and Mark C. Russell, his brother, each purchased a working interest in the Marathon-Otter Lake oil and gas reserves in Michigan, owned in part by the joint venture between the Company and Fleur-David for an aggregate amount of approximately $50,000. The subject working capital interests and others were offered by Fleur-David to raise capital to finance further rework and remediation activities at the property.

         Mr. Robert Ruben, a member of the Company's Board, is a principal in the law firm of Freer & McGarry, P.C., which has performed legal services for the Company since 1991. During the fiscal year ended December 31, 1995, the Company paid Freer & McGarry the sum of $86,295 for legal services. The Company and Freer & McGarry anticipate that the law firm will perform legal services for the Company in the future.

         The Company has a note receivable for $240,000 from a stockholder of the Company outstanding as of December 31, 1995 and 1994 respectively, as well as additional noninterest bearing advances of $62,000 made in 1994, which was subsequently converted into an additional note. The $240,000 note receivable bears interest at 8% per annum, is due on demand, and is unsecured. No demand has been made by the Company's management through December 31, 1995, as management believes recovery is doubtful.

         In March 1994, the Company lent $50,000 to a company for a term of seven days in exchange for a promissory note bearing interest at 8% per annum. The loan was made upon the recommendation of a significant stockholder of both the Company and the recipient. During 1995, the Company recorded a provision for loss in the amount of $50,000. In April 1996, the Company and the recipient renegotiated and cancelled the original note, and executed a replacement confessed judgment promissory note in the principal amount of $58,333 at 8% per annum, all due and payable August 4, 1996.

         Notes Payable to Related Parties

         During the year ended December 31, 1993, the Company fully paid certain 8% notes payable, totaling $401,000, to the former majority stockholder of Mountaineer and an existing stockholder of the Company.

         At December 31, 1993, the Company had a $70,000 demand note due to an officer/stockholder of the Company that bore interest at 6.25% per annum. The note was paid in full in January 1994.

         During 1995, the Company incurred salaries to key management, which remain unpaid; at December 31, 1995, such amounts accrued were approximately $204,000. In February 1996, management agreed to accept an aggregate of 466,676 shares of the Company's Common Stock in satisfaction of the amounts due them. Such shares have an approximate value of $204,000, thus no additional compensation expense was recorded as a result of this issuance of Common Stock.

         Common Stock and Warrants Issued in Connection with Plan of Reorganization

         As part of the Company's Plan of Reorganization, which was confirmed January 15, 1992, the Company issued certain warrants to purchase its Common Stock. During the year ended December 31, 1993, the Company received $2,239,000 for the purchase of 373,241 shares of its Common Stock as a result of the exercise of Series C warrants. The warrants expired in March 1993.

         Redeemable Common Stock

         In connection with certain arrangements entered into by the Company as of December 31, 1994, 367,937 shares of Common Stock could have been put to the Company at $6.00 per share upon demand. In 1995, 98,333 redeemable shares issued in connection with its oil and gas activities were satisfied through the issuance of 373,600 additional shares of its Common Stock. In 1995, 194,500 shares of Common Stock valued at $212,000 were issued for the cancellation of 104,500 redeemable shares with put rights of certain holders of Golden Palace acquisition debt. In connection therewith, the Company issued 276,750 redeemable shares with a guaranteed selling price of $1.50 per share, until such time as such shares are included in a registration statement filed with the Commission. All of such shares are included in a registration statement which the Company has filed with the Commission. At November 2, 1996, 281,843 shares of redeemable Common Stock were outstanding.


           STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of September 13, 1996, the ownership of the Company's Common Stock by persons owning more than 5% of such stock, and the ownership of such stock by the executive officers named in the summary compensation table, the directors individually and the officers and directors as a group. As of September 13, 1996 there were 18,869,397 shares of Common Stock outstanding. All such shares were owned both beneficially and of record, except as otherwise noted.


                                               Amount and
                                                Nature of
                                               Beneficial                   Percentage of
                  Name and Address              Ownership                       Class
---------------------------------------------------------------------------------------------

Edson R. Arneault(1)                               2,412,133                         12.3
7199 Thornapple Drive
Ada, MI 49301

Donald G. & Bonnie Saunders                        1,164,685                          6.0
1987 Family Trust(2)
900 East Desert Inn Road,
Suite 521
Las Vegas, Nevada 89109

Madeleine LLC(3)                                   1,676,066                          8.2
950 Third Avenue,
New York, New York 10022

Bennett Management &                               1,530,000                          8.1
Development Corp.(4)
2 Clinton Square
Syracuse, NY 13202


Thomas K. Russell(5)                                 540,626                          2.8
1461 Glenneyre Street,
Suite F
Laguna Beach, CA 92677


                                     - 73 -


Robert A. Blatt(6)                                   391,684                          2.1
The CRC Group
Larchmont Plaza
1890 Palmer Avenue,
Suite 303
Larchmont, NY 10538

Robert L. Ruben(7)                                   113,228                          0.6
Freer & McGarry, P.C.
1000 Thomas Jefferson
Street, N.W.
Washington, D.C. 20007

All officers and directors                         3,457,671                         17.1
as a group (4 persons)(8)



(1) Includes 20,000 shares and options and other rights to acquire beneficial ownership of 1,122,615 shares within 60 days of September 13, 1996 held by Mr. Arneault, and 1,269,518 shares held by corporations and limited partnerships for which Mr. Arneault is a control person.

(2) Includes 1,191,816 shares and options, warrants and other rights to acquire beneficial ownership of 625,869 shares exercisable within 60 days of September 13, 1996, held directly by Mr. Saunders and indirectly by a trust.

(3) Includes 183,206 shares and Warrants exercisable within 60 days of September 13, 1996 held by Madeleine. This information is based on information supplied to the Commission on a Schedule 13D filed by Madeleine on July 2, 1996. Stephen Feinberg owns directly no shares of the Company. By reason of the provisions of Rule 13d-3 under the Exchange Act, Stephen Feinberg, the sole managing partner of Feinberg Management, L.P., the sole managing member of Madeleine, may be deemed to own beneficially 183,206 shares of Common Stock and 1,492,860 Warrants to purchase Common Stock at $1.06 per share, constituting approximately 8.2% of the outstanding Common Stock of the Company. Madeleine owns directly 183,206 shares of Common Stock and 1,492,860 of the Warrants. In consideration of the funding of the Term Loan and Loan Commitment by Lost Horizons Fund, L.P. ("Lost Horizons"), Illiad, L.P. ("Illiad"), Stix Partners, L.P. ("Stix Partners"), and to a discretionary account managed by Partridge Hill Management, LLC ("Partridge Hill"), as more specifically described in the Schedule 13D filed by Stephen

     Feinberg with respect to the Common Stock and Warrants held by Madeleine, Madeleine will assign to such parties and a discretionary account managed by Partridge Hill all of the securities of the Company owned by such parties such that, upon such assignments, the securities will be owned as follows: Lost Horizons - 109,923.6 shares of Common Stock and 895,716 Warrants, constituting approximately 5.04% of the shares of Common Stock outstanding; Illiad - 45,801.5 shares and 373,215 Warrants, constituting approximately 2.10% of the shares of Common Stock outstanding; Stix Partners - 25,648.84 shares and 209,000.4 Warrants, constituting approximately 1.17% of the shares of Common Stock outstanding; and the discretionary account managed by Partridge Hill - 1,832.06 shares and 14,928.6 Warrants, constituting approximately .08% of the shares of Common Stock outstanding. Madeleine has entered into an agreement with the Company in which it has agreed to restrict its ability to exercise its Warrants in order to comply with the requirements of the Lottery Commission. See "Description of Securities -- Common Stock -- Anti-takeover Provisions."

(4) Includes 780,000 shares for which voting rights have been assigned to the Board to satisfy licensing requirements of the Lottery Commission.

(5) Includes 103,810 shares and options to acquire beneficial ownership of 436,816 shares exercisable within 60 days of September 13, 1996 held by Mr. Russell.

(6) Includes 341,684 shares and options to acquire beneficial ownership of 50,000 shares exercisable within 60 days of September 13, 1996 held by Mr. Blatt.

(7) Includes 38,228 shares and options to acquire beneficial ownership of 75,000 shares exercisable within 60 days of September 13, 1996 held by Mr. Ruben.

(8)  Includes Messrs. Arneault, Russell, Blatt and Ruben.


                              SELLING STOCKHOLDERS

General

         On July 2, 1996, the Company issued 183,206 shares of Common Stock and Warrants to purchase an aggregate of 1,542,860 shares of Common Stock to a private lender and two third parties in connection with the Term Loan Agreement and related Loan Commitment. Of the Warrants, 1,492,860 have an exercise price of $1.06 per share and 50,000 have an exercise price of $0.80 per share. Other than with respect to the exercise price, all of the Warrants are identical. In addition to the shares of Common Stock and Warrants to purchase Common Stock which were initially sold in connection with the Term Loan Agreement, the private lender is to receive Warrants equivalent to an amount of stock determined on each anniversary date equal to 5% of the outstanding principal balance divided by the average daily closing price on each business day for the 30 days prior to the third day before the anniversary date and warrants to purchase 250,000 shares at $1.06 per share.
Contemporaneous with the Term Loan, the private lender also made a first mortgage financing commitment. If such financing is consummated, the Company would be required to issue to the lender 550,000 shares of Common Stock and warrants to purchase an additional 1,632,140 shares of Common Stock at $1.06 per share. Pursuant to the warrant agreements entered into by the Company with each of the Selling Stockholders (each a "Warrant Certificate") and a registration rights agreement entered into by the Company with the lender, Madeleine, the Company agreed to indemnify each of the Selling Stockholders against any liabilities, under the Securities Act or otherwise, arising out of or based upon any untrue or alleged untrue statement of a material fact in the Registration Statement or this Prospectus or any omission of a material fact required to be stated therein except to the extent that such liabilities arise out of or are based upon any untrue or alleged untrue statement or omission of any information furnished in writing to the Company by a Selling Stockholder expressly for use in the Registration Statement. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to its certificate of incorporation and by-laws, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         The Selling Stockholders have the right, at the Company's expense, to have the shares of Common Stock offered hereby registered for the offer and sale to the public under the Securities Act until (i) none of the shares constitute Registrable Securities (as defined in the Registration Rights Agreements and the Warrant Certificates) or (ii) all of such shares may be sold under Securities Act Rule 144(k) subject to the Company obtaining an opinion of counsel, and counsel for the Selling Stockholders concurring with such opinion, that such conditions were satisfied.

         In connection with the registration of the securities offered hereby, the Company will supply prospectuses to the Selling Stockholders and use its best efforts to qualify such securities for sale in certain states which may be designated by the Selling Stockholders.

Stock Ownership

         The table below sets forth the number of shares of Common Stock (i) owned beneficially by each of the Selling Stockholders;

and (ii) being offered by each Selling Stockholder  pursuant to this Prospectus;
(iii) to be owned beneficially by each Selling Stockholder after completion of the offering, assuming that all of the Warrants held by the Selling Stockholders are exercised and all of the shares offered hereby are sold and that none of the other shares held by the Selling Stockholders, if any, are sold and (iv) the percentage of outstanding shares of Common Stock to be owned by each Selling Stockholder after completion of the offering, assuming that all of the shares offered hereby are sold and that none of the other shares held by the Selling Stockholders, if any, are sold. For purposes of this table, each Selling Stockholder is deemed to own beneficially (i) the shares of Common Stock underlying the Warrants held by them, (ii) the issued and outstanding shares of Common Stock owned by the Selling Stockholder as of September 13, 1996, and
(iii) the shares of Common Stock underlying any other options or warrants owned by the Selling Stockholder which are exercisable as of September 13, 1996 or which will become exercisable within 60 days after September 13, 1996. Except as otherwise noted, none of such persons or entities has had any material relationship with the Company during the past three years.


                                                                                                           Percentage
                                                                                                               of
                                                                                                          Outstanding
                                                                                   Number of              Shares to be
                                                                                 Shares to be                Owned
                                                                                     Owned                Beneficially
                                     Number of                                   Beneficially                After
                                      Shares               Number of                 After                 Completion
                                   Beneficially              Shares              Completion of                 of
           Selling Stockholders        Owned                Offered                Offering               Offering(1)
           --------------------        -----                -------                --------               -----------



Madeleine LLC (1)                        1,676,066            1,676,066                     0              0

Bridge Capital                              25,000               25,000                     0              0

Brownstone Holding                          25,000               25,000                     0
                                         ---------            ---------

Total                                    1,726,066            1,726,066



(1) Includes 183,206 shares and Warrants exercisable within 60 days held by Madeleine. This information is based on information supplied to the Commission on a Schedule 13D filed by Madeleine on July 2, 1996. Stephen Feinberg owns directly no shares of the Company. By reason of the provisions of Rule 13d-3 under the Exchange Act, Stephen Feinberg, the sole managing partner of Feinberg Management, L.P., the sole managing member of Madeleine, may be deemed to own beneficially 183,206 shares of Common Stock and 1,492,860 of the Warrants, constituting approximately 8.4% of the outstanding Common Stock of the Company. Madeleine owns directly 183,206 shares of Common Stock and 1,492,860 of the Warrants. In consideration of the funding of the Term Loan and loan commitment by Lost Horizons Fund, L.P. ("Lost Horizons"), Illiad, L.P. ("Illiad"), Stix Partners, L.P. ("Stix Partners"), and to a discretionary account managed by Partridge Hill Management, LLC ("Partridge Hill"), as more specifically described in the Schedule 13D filed by Stephen Feinberg with respect to the Common Stock and Warrants held by Madeleine, Madeleine will assign to a discretionary account managed by Partridge Hill all of the securities of the Company owned by such parties such that, upon such assignments, the securities will be owned as follows: Lost Horizons - 109,923.6 shares of Common Stock and 895,716 Warrants, constituting approximately 5.04% of the shares of Common Stock outstanding; Illiad - 45,801.5 shares and 373,215 Warrants, constituting approximately 2.10% of the shares of Common Stock outstanding; Stix Partners - 25,648.84 shares and 209,000.4 Warrants, constituting approximately 1.17% of the shares of Common Stock outstanding; and the discretionary account managed by Partridge Hill - 1,832.06 shares and 14,928.6 Warrants, constituting approximately .08% of the shares of Common Stock outstanding. Madeleine has entered into an agreement with the Company in which it agreed to restrict its exercise of the Warrants in order to comply with the requirements of the West Virginia Lottery Commission. See "Description of Securities - Common Stock - Anti-takeover Provisions."


                              PLAN OF DISTRIBUTION

         Shares of Common Stock currently outstanding and shares of Common Stock issuable upon exercise of the Warrants may be sold pursuant to this Prospectus by the Selling Stockholders. These sales may occur in privately negotiated transactions or in the over-the-counter market through brokers and dealers as agents or to brokers and dealers as principals, who may receive compensation in the form of discounts or commissions from the Selling Stockholders or from the purchasers of the Common Stock for whom the broker-dealers may act as agent or to whom they may sell as principal, or both. The Company has not been advised by the Selling Stockholders that they have made any arrangements relating to the distribution of the shares of Common Stock covered by this Prospectus. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Broker- dealers will receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale.

         Upon being notified by a Selling Stockholder that any material arrangement (other than a customary brokerage account agreement) has been entered into with a broker or dealer for the sale of shares through a block trade, purchase by a broker or dealer, or similar transaction, the Company will file a supplemented

Prospectus pursuant to Rule 424(c) under the Securities Act disclosing (a) the name of each such broker-dealer, (b) the number of shares involved, (c) the price at which such shares were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), (e) if applicable, that such broker-dealer(s) did not conduct any investigation to verify the information set out in the Prospectus, as supplemented, and (f) any other facts material to the transaction.

         Certain of the Selling Stockholders and any broker-dealers who execute sales for the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act by virtue of the number of shares of Common Stock to be sold or resold by such persons or entities or the manner of sale thereof, or both. If any of the Selling Stockholders, broker-dealers or other holders were determined to be underwriters, any discounts or commissions received by them or by brokers or dealers acting on their behalf and any profits received by them on the resale of their shares of Common Stock might be deemed underwriting compensation under the Securities Act.

         The Company has advised the Selling Stockholders that any purchase or sale of the Common Stock by them must be in compliance with Rules 10b-6 and 10b-7 under the Exchange Act. In general, Rule 10b-6 under the Exchange Act prohibits any person connected with a distribution of the Company's Common Stock (the "Distribution") from directly or indirectly bidding for, or purchasing for any account in which he has a beneficial interest, any Common Stock or any right to purchase Common Stock, or attempting to induce any person to purchase Common Stock or rights to purchase Common Stock, until after he has completed his participation in the Distribution (the "Distribution Period").

         During the Distribution Period, Rule 10b-7 under the Exchange Act prohibits the Selling Stockholders and any other person engaged in the Distribution from engaging in any stabilizing bid or purchasing the Common Stock except for the purpose of preventing or retarding a decline in the open market price of the Common Stock. No such person may effect any stabilizing transaction to facilitate any offering at the market. Inasmuch as the Selling Stockholders will be reoffering and reselling the Common Stock at the market, Rule 10b-7 prohibits them from effecting any stabilizing transaction with respect to the Common Stock.


                            DESCRIPTION OF SECURITIES

Common Stock

     The Company is currently authorized to issue 50,000,000 shares of Common Stock, par value $.00001 per share. As of September 13,

1996, there were 18,869,397 shares of Common Stock issued and outstanding and held of record by approximately 582 stockholders.

         As of September 13, 1996, a total of 6,309,490 shares of Common Stock were reserved for issuance pursuant to outstanding options and warrants of the Company.

         A majority of the outstanding shares of the Company's Common Stock must be present at a duly called stockholders' meeting in order to have a quorum under the Company's By-Laws. Only those stockholders of record as of the record date, which may be fixed not more than 60 nor less than 10 days before the meeting, or stockholder action in lieu of a meeting, are entitled to vote on the subject matter before the stockholders. In most cases, if a quorum is present, the affirmative vote of the majority of the shares represented at the meeting constitutes an act of the stockholders. Consequently, the holders of one share more than one-quarter of the outstanding Common Stock could exercise effective control over the Company. The affirmative vote of a majority of all outstanding shares entitled to vote, however, is required to amend the Company's Certificate, as well as to accomplish certain other matters.

         All shares of Common Stock are equal to each other with respect to voting, liquidation, dividend and other rights. Owners of shares of Common Stock are entitled to one vote for each share of Common Stock they own at any stockholders' meeting. Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to stockholders. The Term Loan Agreement restricts the payment of dividends to stockholders without the lender's consent. There are no preemptive rights or privileges with respect to any shares of Common Stock. The Common Stock of the Company does not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% would not be able to elect any directors.

Anti-takeover Provisions

         The Company's Certificate has two significant anti-takeover provisions. Pursuant to Article VI of the Certificate, any "Acquisition Proposal" (defined therein as a proposal by any person to (i) make a tender offer or exchange offer for any equity securities of the Company, (ii) merge or consolidate the Company with another corporation, or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of the Company), requires the Board to scrutinize such Acquisition Proposal within certain guidelines. Specifically, the Certificate states that the Board, in exercising its judgment with respect to the best interests of the Company, is authorized to give due consideration to such factors as the Board determines to be relevant, including, without limitation:

                           (i)   the interests of the Company's stockholders;

                           (ii)  whether the proposed transaction might violate
federal or state laws, or affect the Company's ability to obtain required licenses;

                           (iii) the consideration being offered in the
proposed transaction, in relation not only to the then current market price for the outstanding capital stock of the Company, but also to the market price for the capital stock of the Company over a period of years, the estimated price that might be achieved in a negotiated sale of the Company as a whole or in part or through orderly liquidation, the premiums over market price for the securities of other corporations in similar transactions, current political, economic and other factors bearing on securities prices, and the Company's financial condition and future prospects; and

                           (iv)  the social, legal and economic effects upon
employees, suppliers, customers and others having similar relationships with the Company, and the communities in which the Company conducts its business.

         The Certificate requires a supermajority of 80% of the outstanding shares of the Company entitled to vote in the election of directors to amend or repeal this provision.

         In addition to this provision relating to the Board's response to a takeover offer, in response to regulatory requirements of the Lottery Commission requiring advance approval of persons who acquire 5% or more of the Company's voting stock, Article VII of the Certificate provides the Company with the right to redeem any shares acquired on the open market or otherwise. Specifically, the Certificate prohibits any Person (a natural person or entity) from becoming the Beneficial Owner (as defined in conformance with Rule 13d-3 of the Exchange Act) of five percent (5%) or more of the Company's Common Stock unless such person agrees in writing delivered to the Company at its registered office to:

     (1) provide to the Gaming Authorities (defined in the Certificate as any governmental authority regulating any form of gaming which has jurisdiction over the Company or its subsidiaries) information regarding such Person, including, without limitation, information regarding other gaming related activities of such Person and financial statements and disclosures, in such form, and with such updates, as may be requested and/or required by any Gaming Authority;

     (2) respond to written and/or oral questions and inquiries that may be propounded by any Gaming Authority; and

     (3) consent to the performance of any personal background investigation that may be required by any Gaming Authority, including, without limitation, an investigation of any criminal record and/or alleged criminal activity of such Person.

         Notwithstanding such provisions, any and all issued and outstanding shares of Common Stock held or otherwise owned by a Disqualified Holder (defined in the Certificate as any Beneficial Owner of shares of Common Stock, or its subsidiaries, whose holding of Common Stock may result, in the judgment of the Board, in (i) the denial, loss or non-reinstatement of any license or franchise from any governmental agency applied for or held by the Company or any subsidiary to conduct any portion of the proposed or actual business of the Company or any subsidiary, which license or franchise is conditioned upon some or all of its holders of Common Stock meeting certain criteria, or (ii) the disapproval, modification, or non-renewal of any contract under which the Company or any of its subsidiaries has sole or shared authority to manage any gaming operations) shall be subject to repurchase (such securities being defined as the "Repurchase Securities") by the Company at any time at the sole discretion of the Company by action of the Board. The terms and conditions of such repurchase provided for by the Certificate are as follows:

         (1) the repurchase price of the Repurchase Securities to be repurchased pursuant to such provision shall be an amount equal to the Fair Market Value (defined as the average closing price as quoted on Nasdaq for the 20 days preceding the repurchase) of such Repurchase Securities or such other repurchase price as required by either the DGCL, any state law applicable to the determination that a Beneficial Owner is a Disqualified Holder or applicable federal law;

         (2) the repurchase price of such Repurchase Securities may be paid in cash, or Corporation Debt Securities (defined as any debt securities of the Company which comprise all or a portion of the repurchase price), or any combination thereof;

         (3) if less than all of the Repurchase Securities held or otherwise owned by one or more Disqualified Holders are to be repurchased, the Repurchase Securities to be repurchased shall be selected in such manner as shall be determined by the Company's Board in their sole discretion, which may include selection of the most recently acquired Repurchase Securities, selection of Repurchase Securities by lot, or selection of Repurchase Securities in such other manner as shall be determined by the Company's Board;

         (4) at least ten (10) days' written notice of the Repurchase Date shall be given to the Beneficial Owner (and the record holder if such Person is not the Beneficial Owner) of the Repurchase Securities selected to be repurchased unless notice is waived in writing by any such holder) provided that the Repurchase Date may be the date on which written notice is given if the cash or Corporation Debt Securities necessary to effect the repurchase shall have been deposited in trust for the benefit of such record holder and subject to immediate withdrawal upon surrender of the certificates for the Repurchase Securities to be repurchased;

         (5) from and after the Repurchase Date or such earlier date as mandated by either the DGCL, any state law applicable to the determination that a Beneficial Owner is a Disqualified Holder or applicable federal law, any and all rights of whatever nature which may be held by the Beneficial Owners of Repurchase Securities selected for repurchase (including, without limitation, any rights to vote or participate in dividends declared on securities of the same class or series as such Repurchase Securities), shall cease and terminate and such Beneficial Owners shall thenceforth be entitled only to receive the cash or Corporation Debt Securities payable upon repurchase; and

     (6) such other terms and conditions as the Board shall determine.

         All securities subject to this restriction bear a restrictive legend stating the fact that such securities are subject to the repurchase option of the Company and may not be transferred other than in accordance with the Certificate.

         Transfer Agent

         The Transfer Agent for the Common Stock is Continental Stock Transfer & Trust Company.

         Indemnification of Directors and Officers

         Under Section 145 of the DGCL ("Section 145"), a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         A corporation also may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation.

         However, in such an action by or on behalf of a corporation, no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances, the person is fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper.

         In addition, the indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any By-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. The Certificate and By-laws of the Company are consistent with Section 145. The Certificate provides that no director shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts and omissions not in good faith or which involve intentional misconduct or knowing violation of the law; (iii) for acts specified in Title 8, Section 174 of the DGCL, or (iv) for which the director derived an improper personal benefit.

         In addition to the Certificate, the Company's By-laws provide indemnification (the "Indemnity Provisions") for any person who is or was a party to any threatened, pending or completed action, suit, or proceeding whether civil, criminal, administrative, arbitrative, investigative procedure by reason of the fact that he or she was a director, officer, employee, fiduciary or agent of the Company or served in such capacity with another entity at the Company's request (such persons are defined as an "Indemnified Party" or "Indemnified Parties"). With respect to third party actions, the Indemnity Provisions represent the Company's commitment to indemnify based on such persons incurring expenses (including legal fees) judgments, fines, excise taxes, and amounts paid in settlement based on civil or criminal matters. In the case of a civil matter, the Indemnified Parties must have acted in good faith and in a manner reasonably believed by that person to be in or not opposed to the best interests of the Company. With respect to a criminal matter, the person must have had no reasonable cause to believe that the conduct was unlawful.

         With respect to derivative actions, Indemnified Parties are entitled to indemnification for any and all expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the settlement or defense of such actions. The Indemnified Party must show that he or she acted in good faith and a manner reasonably believed by that person to be in or not opposed to the best interests of the Company, except that no indemnification shall be available if such person has been adjudged liable for negligence or misconduct in performing his or her duties to the Company, unless the court in which such action or suit was brought has determined upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, the Indemnified Party is fairly and reasonably entitled to indemnification for the expenses the court deems proper. Nonetheless, if the Indemnified Party is successful on the merits or otherwise, he or she need not show that the applicable standard of conduct was met. If not successful on the merits, any indemnification may only be made if the Indemnified Party applies to the Company for indemnification and (i) a majority vote of a quorum of the Board, or (ii) if a quorum is not available or even if obtainable, or if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by vote of the stockholders of the Company.

         With respect to both derivative actions and third party actions, the Indemnity Provisions also provide for the advancement of expenses, including actual and reasonable attorneys' fees, incurred in defending or investigating any action, suit, proceeding or claim, subject to a written affirmation by the Indemnified Party or person requesting an advance for such Indemnified Party that he or she has met the applicable standard of conduct and that he or she will repay such advance if it is ultimately determined that he or she did not meet the applicable standard of conduct.

         Notwithstanding the foregoing, the Company has discretion to impose as conditions to any of the Indemnification Provisions, such requirements as may appear appropriate in the specific case including but not limited to: (a) that any counsel representing the person be mutually acceptable to the Company and the Indemnified Party, (b) that the Company has the right to assume control of the defense of such Indemnified Party, and (c) that the Company shall be subrogated to the extent of any payments made by way of indemnification to all of such Indemnified Party's right of recovery, and do everything necessary to assure such rights of subrogation to the Company.

         The rights of Indemnified Parties under the Indemnity Provisions are not exclusive of any other rights Indemnified Parties may have under the Certificate, any agreement, vote of stockholders, vote of disinterested directors, any liability insurance policies (which the Board in its discretion may obtain) or otherwise.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Indemnified Parties pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such persons in connection with the securities being registered, the Company will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Description of Warrants

         In connection with the Term Loan Agreement, the Company issued an aggregate of 1,542,560 Warrants to a private lender and two third parties (the "Warrant Holders"), all of which are presently outstanding. The Warrants were issued pursuant to Warrant Certificates dated July 2, 1996 between the Company and each of the Warrant Holders.

         Each Warrant entitles the holder thereof to purchase one share of Common Stock (each a "Warrant Share") from the Company. The exercise price of 1,492,560 of the Warrants is $1.06 per share and the exercise price of 50,000 of the Warrants is $0.80 per share, in each case subject to adjustment as described below. Subject to certain limitations, the Warrants may be exercised at any time beginning on July 2, 1996 until 5:00 p.m. Pacific Time on July 2, 2001 (the "Expiration Date"). Warrants that are not exercised prior to the Expiration Date will expire.

         Certain Terms

         Exercise

         In order to exercise all or any of the Warrants represented by a Warrant Certificate, the holder thereof is required to surrender to the Company a completed Exercise Agreement (as defined in the Warrant Certificate), a Warrant Certificate and cash or certified check payable to the Company in an amount equal to the then effective Purchase Price for the shares for which the Warrant Certificate is being exercised. Certificates for Warrant Shares purchased upon exercise of the Warrants will be delivered by the Company to the holder thereof within five business days after the exercise. The Warrant Shares shall, when issued, be duly authorized, validly issued, previously unissued, fully paid and nonassessable and will be free from all taxes, liens and charges with respect thereto.

         Adjustments

         The initial purchase price per Warrant shall be subject to adjustment from time to time upon the occurrence of certain events including: (i) the issuance or sale of any shares of Common Stock by the Company, (ii) the grant of any rights to subscribe for or to purchase Common Stock, or any options for the purchase of Common Stock or any securities convertible into or exchangeable for Common Stock, (iii) the issuance or sale of convertible securities, whether or not immediately exercisable, or (iv) the declaration of any dividend or the making of any other distribution of any stock of the Company payable in Common Stock, options or convertible securities. Upon the occurrence of such an event, the holder shall be entitled to purchase the number of Warrant Shares equal to that percentage of the total number of shares of Common Stock that the holder was entitled to purchase immediately prior to such event; provided, however, that if the issuance of securities is made to all holders of the Common Stock, then the Warrant Holder shall be entitled to receive the number of shares which such holder would have been entitled to receive had the holder exercised the Warrants immediately prior to the event. Notwithstanding this fact, no adjustment shall be made: (i) at any time prior to 30 months after repayment in full of the outstanding amounts under the Term Loan Agreement and the Loan Commitment (if drawn down by the Company), if (a) the securities issued in connection with such event exceed the holder's purchase price or if (b) the event was approved in advance in writing by the holders of a majority of the shares of Common Stock issuable on the exercise of the Warrants; and (ii) following the date that is 30 months after the repayment in full of all of the outstanding amounts under the Term Loan Agreement and the Loan Commitment (if drawn down by the Company); provided, that notwithstanding (i) and (ii) above, the adjustments provided for in the event of the issuance of Common Stock of the Company shall be made to the extent that such issuance involves the offer and/or issuance of securities to all holders of any class of securities of the Company; provided, further, that the provisions referenced above will not limit any adjustments to be provided pursuant to other sections of the Warrant
Certificate. No adjustment need be made based on issuances of stock to employees, directors or officers of the Company in any fiscal year, not to exceed 1% of the issued and outstanding shares of Common Stock on the date of issuance; Common Stock issued in the ordinary course of business, not to exceed
 .5% of the outstanding shares of Common Stock on the day of issuance; or any of the Warrants or shares of Common Stock issued in connection with the Term Loan Agreement or Loan Commitment. The holder of the Warrants shall be entitled to participate in any dividends declared by the Company or any rights to subscribe for the purchase of Common Stock, options, or convertible securities to the same extent as such holder would be entitled after giving full effect to the exercise of such Warrants. Finally, should the Company undertake a subdivision or combination of its Common Stock to either increase such shares into a greater number or decrease such shares into a lesser number, the number of shares purchasable under the Warrant Certificate are to be proportionately increased or reduced. If conditions arise not otherwise covered by the anti-dilution provisions discussed above, the Company is required to appoint a firm of independent certified public accountants of recognized national standing, which shall give their opinion on any adjustment necessary to preserve the exercise rights of the Warrant Holder.

         Reorganizations, Mergers, and Certain Other Transactions

         If any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation, shall be effected so as to entitle the holders of the Common Stock of the Company to receive stock, securities or assets with respect to or in exchange for shares of Common Stock, then, prior to and as a condition of such reorganization, reclassification, consolidation, merger, sale or conveyance, the Warrant holder shall be entitled to receive in lieu of any Warrant Shares, such shares of stock, securities, or assets as may be issued or payable in exchange for a number of shares of Common Stock equal to the number of shares immediately theretofore purchasable or receivable upon exercise of the rights under the Warrant Certificate had such reorganization, reclassification, consolidation or merger, sale or conveyance, not taken place.

         No Rights as Stockholders

         The holders of unexercised Warrants are not entitled, as such, to receive notice of any meeting of the stockholders of the Company, to consent to any action of the stockholders of the Company, to receive notice of any other stockholder proceedings, or to any other rights as stockholders of the Company, except with respect to dividend subscription rights and rights upon merger or consolidation, as discussed above, and none of the rights of the Warrant Holder shall give rise to liability for the purchase price of the Warrant Shares or as a stockholder of the Company.

                         SHARES ELIGIBLE FOR FUTURE SALE

         The Company had 18,869,397 shares of Common Stock outstanding as of September 13, 1996. Of these outstanding shares, approximately 7,187,507 shares are "restricted securities" as defined in Rule 144. Of these restricted shares, 183,206 shares are issued and outstanding and are covered by this Registration Statement and were sold in connection with the Term Loan. Such 183,206 shares will, if sold pursuant to this Registration Statement, and the 1,542,860 shares of Common Stock included in this Registration Statement and underlying the Warrants will, if issued upon exercise of the Warrants and sold pursuant to this Registration Statement, be freely tradeable without restriction under the Securities Act, except that any shares purchased and held by an "affiliate," as that term is defined under the Securities Act, will be subject to the resale limitations of Rule 144. In addition to the Warrants to purchase 1,542,860 shares of Common Stock as of September 13, 1996 there were outstanding options and warrants to purchase an aggregate of 4,743,371 shares, all of which shares will be restricted securities. In addition to the Warrants and shares of Common Stock registered herein, the Company also has registered 4,836,340 shares of Common Stock on another registration statement. Certain of the outstanding shares of Common Stock and shares underlying outstanding options and warrants have registration rights, and are covered by a registration statement filed with the Commission, as described more specifically in "Registration Rights."

         In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including affiliates, who have beneficially owned shares for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of the Company's Common Stock or the weekly trading volume in the Company's Common Stock during the four calendar weeks preceding such sale. A person (or persons whose shares are aggregated), who is not deemed an affiliate of the Company, and who has beneficially owned shares for at least three years is entitled to sell such shares under Rule 144 without regard to the limitations described above.

Registration Rights

         Under a Separation Agreement effective October 15, 1996, the Company issued 15,000 shares of Common Stock and an option to purchase 30,000 shares of Common Stock to Julie Waring, a former employee of the Company. These shares have registration rights. None of these shares are included in this registration statement.

         Pursuant to the Bennett Loan, the Company granted registration rights with respect to 1,530,000 shares of Common Stock issued thereunder. Pursuant to an Amendment to the Bennett Loan dated

September 19, 1996, the Company amended the registration rights with respect to the shares of Common Stock previously issued under the Bennett Loan and granted registration rights with respect to shares issuable pursuant to such Amendment. Whereas the Bennett Loan as previously amended required the Company to issue Bennett $2.5 million worth of the Company's Common Stock based on the average market price for the 20 consecutive trading days preceding January 2, 1997, the Amendment would permit the Company, at its option, either to pay Bennett $500,000 in cash or issue $750,000 of Common Stock. Similarly, the Company would be permitted to pay $750,000 or issue $1 million in Common Stock if the Bennett Loan is not prepaid by July 1, 1997, and pay $1 million or issue $1.25 million of Common Stock if the Bennett Loan is not prepaid by December 31, 1997. To the extent any shares of Common Stock previously issued pursuant to the Bennett Loan or to be issued pursuant to the Amendment are restricted and are not eligible for public sale pursuant to court order or exemption, until December 31, 1997, Bennett would be entitled to piggyback registration rights with respect to such shares should the Company or any stockholder of the Company make a registered offering of Common Stock, excluding registered offerings undertaken in connection with the Term Loan Agreement until December 31, 1997. Bennett would also be entitled to demand registration rights after December 31, 1997 or any other time at which there is a registered offering in connection with the Term Loan Agreement. The Company registered 1,120,000 of such shares on a registration statement filed with the Commission.

         Pursuant to a settlement agreement signed on July 13, 1994 as modified by an amendment dated September 4, 1996 between the Company and CAM, the Company granted registration rights with respect to the 145,000 shares underlying the warrants issued to CAM. The settlement agreement as amended contemplates the inclusion of such shares on a registration statement to be filed shortly after the date of such modified agreement. The Company has filed a registration statement covering all of these shares.

         Pursuant to a Registration Rights Agreement dated July 2, 1996, (the "Registration Rights Agreement") between the Company and Madeleine, the Company agreed to use its best efforts to register, and have a registration statement declared effective, with respect to 183,206 shares of Common Stock issued to Madeleine in connection with the Term Loan and any other securities of the Company acquired by Madeleine and any securities into or for which such other securities are convertible or exercisable, whether acquired pursuant to the Term Loan Agreement or otherwise (the "Additional Shares") (collectively the "Registrable Securities"). The Registration Rights Agreement required the Company to effect the registration of any such Registrable Securities within 120 days of the date the Registration Rights Agreement, and to keep such registration effective until (i) none of the securities covered by such registration continue to be Registrable Securities as determined in accordance with the Registration Rights Agreement or (ii) all of the Registrable Securities become freely transferable under Securities Act Rule 144(k), provided that the Company secures an opinion of counsel that such conditions have been satisfied and Madeleine's counsel concurs with such opinion. Such shares are registered herein.

         In the event that a registration statement required to be filed pursuant to the Registration Rights Agreement shall fail to be declared effective on or before seven calendar months from the date of demand by Madeleine (the "Demand Date"), the Company shall pay Madeleine within 5 days of the expiration of such seven calendar month period, 5% of the closing price (the last recorded sale price, or if no sales are made that day, the average of the bid and asked prices, as quoted on Nasdaq) of the Common Stock on the business day immediately preceding the end of such seven month period for each share subject to the Registration Rights Agreement. In the event that a registration statement required to be filed pursuant to the Registration Rights Agreement shall fail to be declared effective on or before nine calendar months from the Demand Date, the Company shall pay Madeleine within five days of the expiration of such nine calendar month period, and on the last day of each calendar month thereafter until such registration statement is declared effective, 10% of the closing price of the Common Stock on the business day immediately preceding the end of such nine month or one-month period, as applicable. Similar provisions attach for any additional shares acquired by Madeleine.

         Pursuant to the Warrant Certificates issued to the Selling Stockholders in connection with the Term Loan Agreement, the Company agreed to use its best efforts to effect the registration of the resale of the Warrants issued to them, and the issuance, or if not permissible under the Securities Act, the resale of the shares issuable on exercise of the Warrants. The Company agreed to use its best efforts to keep such registration statement continuously effective subsequent to the Commission's determination of effectiveness until either none of the securities covered by the registration statement constitute Registrable Securities or all of the Registrable Securities covered by such registration statement are freely transferable under Rule 144(k), provided that the Company secures an opinion of counsel satisfactory to the Warrant Holder and concurred upon by counsel to such Warrant Holder. In the event that a registration statement required to be filed pursuant to the Warrant Certificates shall fail to be declared effective on or before February 1, 1997, the Company must pay to the Warrant Holder an additional amount equal to 5% of the closing price (the last recorded sale price, or if no sales are made that day, the average of the bid and asked prices, as quoted on Nasdaq) of the Common Stock on the business day immediately preceding February 1, 1997 for each Warrant Share (determined on an as-converted basis) to be included on such registration statement. If such registration statement is not declared effective by March 31,

1997, the Company must pay to the Warrant Holder an additional penalty of 10% of the closing price of the Common Stock on March 31, 1997, and the last day of each month thereafter (each a "10% Due Date") on the business day immediately preceding such 10% Due Date, for each Warrant Share (determined on an as-converted basis) to be included on such registration statement until such registration statement is declared effective. Similar provisions attach for any subsequent registration statement to be filed on the request of the Warrant Holder, if registration is not filed within 90 days, or declared effective seven months, or nine months respectively subsequent to the request of the Warrant Holder. Such Warrants are registered herein.

         Pursuant to an agreement dated April 2, 1996 and amended June 18, 1996, the Company issued 133,416 shares of Common Stock to Dorothy M. van Haften. The Company agreed that it would register the shares on behalf of Ms. van Haften and that in the event that the average closing market price of the Common Stock was less than $1.50 a share during the ninety (90) days immediately following the effective date of the registration statement, the Company would be required to issue additional shares equivalent to the difference between $1.50 and the average market price. Due to the Company's failure to register such shares within the required time period, as of June 30, 1996, the Company executed a promissory note in favor of Ms. van Haften in the amount of $200,125. The note bears interest at the rate of 12% per year, payable in twenty-four monthly (24) installments. If the Company is not in default with respect to its repayment obligations under the note, the principal of the note will be reduced based on
(i) the number of shares which become eligible for resale pursuant to Rule 144 or (ii) the number of shares which are registered, multiplied by the average closing market price of the Common Stock for the 90 trading days following the effective date of the registration statement or eligibility for sale pursuant to Rule 144. For every $1.50 in principal amount paid by the Company, shares issued to Ms. van Haften are redeemed, and thus the Company's registration obligations with respect to such redeemed shares are eliminated. As of October 15, 1996, the Company had redeemed 16,677 shares. The Company registered 116,739 of such shares on a registration statement filed with the Commission.

         Pursuant to a Letter Agreement dated March 25, 1996 between the Company and Edson R. Arneault, the Company's President and Chief Executive Officer and member of the Board, the Company agreed to file a registration statement on Form S-8 as soon as possible with respect to 362,866 shares of Common Stock held by Mr. Arneault. None of these shares are included in this Registration Statement.

     Pursuant to a Letter Agreement dated March 25, 1996 between the Company and Thomas K. Russell, Chief Financial Officer, General Counsel, Treasurer, Secretary and member of the Board, the Company agreed to file a registration statement on Form S-8 as soon as possible with respect to 103,810 shares of Common Stock held by Mr. Russell. None of these shares are included in this Registration Statement.

         In connection with the issuance of five promissory notes to the Company, AstraFund was issued 100,000 shares of Common Stock with registration rights on March 20, 1996. Subsequently, the Company borrowed additional funds from Astrafund and as consideration agreed to issue an additional 25,000 shares with registration rights. The Company registered all of these shares on a registration statement filed with the Commission.

         Pursuant to a mutual release agreement dated October 18, 1995 between the Company and Dublin Energy Corporation ("Dublin"), the Company agreed to file a registration statement with respect to 10,850 shares held by Dublin at the earliest practicable time from the date of the agreement. The Company registered all of these shares on a registration statement filed with the Commission.

         Pursuant to a separation agreement dated October 11, 1995 between the Company and Barbara A. Sigler, the Company agreed to use its best efforts to include 15,000 shares of Common Stock on a registration statement on Form S-1 or S-3 at the earliest possible date, without any guarantee that such registration statement would actually be filed or subsequently be declared effective by the Commission. None of these shares are included in this Registration Statement.

         Under an agreement dated August 9, 1995 with Lawrence L. Manypenny, the Company agreed to use its best efforts to file a registration statement with the Commission at the earliest practicable date to cover 77,449 of the shares of Common Stock issued under the agreement. The parties acknowledged that no assurances could be given regarding timing of approval or that approval could be obtained. The Company registered all of these shares on a registration statement filed with the Commission.

         Pursuant to a settlement agreement dated June 30, 1995 between the Company and Michael Mapes, the Company agreed to use its best efforts to cause a registration statement to become effective with the Commission by June 30, 1996 with respect to 165,000 shares of Common Stock (120,000 of which have since been transferred to Louis Haskell pursuant to an agreement with Mr. Mapes) and 20,000 shares of Common Stock issuable upon exercise of options. The agreement provides that withdrawal of the registration statement prior to effectiveness will not constitute a breach, provided the shares are included in the next registration statement filed with the Commission. The agreement further provides that the failure to register such shares shall not constitute a breach of the agreement unless the Company has registered shares for another selling stockholder and could have included the shares of Mr. Mapes but did not. If during the 90 days subsequent to the date of the effectiveness of the registration statement, the average market price of the Common Stock is less than $1.50 per share, then the Company is required to issue additional shares in an amount equivalent to the difference between the average market price and $1.50. The Company registered 75,000 of these shares on a registration statement filed with the Commission.

         Pursuant to a Settlement Agreement dated June 30, 1995 between the Company and Glenn Hall, the Company agreed to use its best efforts to cause a registration statement covering 201,750 shares of Common Stock and 30,000 shares of Common Stock issuable on exercise of certain options held by him. Under the agreement, withdrawal of the registration statement prior to effectiveness does not constitute a breach, provided the shares are included in the next registration statement filed with the Commission. The agreement provides that the failure to register such shares shall not constitute a breach of the agreement unless the Company has registered shares for another stockholder and could have included the stockholder's shares but did not. Based on the Company's failure to register such shares before June 30, 1996, the Company issue a promissory note for $235,125. If during the ninety days subsequent to the date of the effectiveness of the registration statement, the average market price of the Common Stock is less than $1.50 per share, then the Company is required to issue additional shares in an amount equivalent to the difference between the average market price and $1.50. The Company registered 231,450 of these shares on a registration statement filed with the Commission.

         Pursuant to a termination of employment letter agreement dated May 30, 1995 between the Company and Robin L. Reynolds, the Company agreed to include 10,000 shares of Common Stock on a registration statement on Form S-3, if and when such registration statement is approved by the Commission. None of these shares are included in this Registration Statement.

     Pursuant to an Agreement dated May 31, 1994, as amended on January 12, 1995, between the Company and William E. Blair, Jr. and Bonnie Blair, the Company is required to file a registration statement on Form S-8 with respect to 183,888 shares issuable upon exercise of options held by Mr. and Mrs. Blair. None of these shares are included in this Registration Statement.

         Pursuant to a Consulting Agreement dated December 30, 1994, between the Company and Arie From, the Company granted registration rights with respect to 87,500 shares of Common Stock, 150,000 shares of Common Stock issuable upon exercise of Warrants at the exercise price of $1.06 per share, and additional shares as fees for professional services not to exceed 120,000. The Company agreed to register such shares on Form S-3, if and when such registration statement is filed. The Company has been instructed by Mr. From that 207,500 shares will be transferred to Astrafund, and that such shares will be subject to the same registration rights. The Company registered 150,000 of these shares on a registration statement filed with the Commission.

         An Original Rider dated December 3, 1992 to a Stock Purchase Agreement (Merger and Stock Exchange Agreement) for all of the outstanding shares of Mountaineer dated November 28, 1994 between the Company and the previous owner of Mountaineer and affiliates of such owner, contemplated the Company using its best efforts to file a registration statement covering 469,072 shares issued in connection with the acquisition of Mountaineer. Pursuant to an amendment to Rider No. 4 to such an agreement, the Company agreed to use its reasonable best efforts to cause a registration statement to become effective with respect to such shares. In addition, the Company agreed that if any shares were sold pursuant to Rule 144 during the period prior to effectiveness of the registration statement or pursuant to the registration statement, within 20 days of the effectiveness of such registration statement, at a price of less than $6.00 per share based on the average closing bid price of the Company's Common Stock as reported on Nasdaq for the ten days prior to the effective date of such registration statement, the Company would issue additional registered shares in an amount equal to the difference between the price received and $6.00. The Company is in the process of renegotiating this agreement; however, there can be no assurance that such renegotiation will be successful. None of these shares are included in this Registration Statement.

         Pursuant to an Amendment to a Supplemental Agreement with respect to the acquisition of 77 gas wells dated September 30, 1994 between the Company and the Bartlett Field Partnerships controlled by the Company's President and Chief Executive Officer, Edson R. Arneault, as amended by letter agreement dated October 2, 1995, the Company agreed to use its best efforts to include 373,600 shares plus an additional 51,000 shares issued to such Partnerships on a registration statement to be filed with the Commission. If a registration statement with respect to such shares did not become effective before March 31, 1995, the Company was required to restate a note issued to such partnerships in the amount of $590,000 payable in 12 monthly installments at the rate of 9% per year, which would be reduced by an amount equal to the average closing bid price of the Company's Common Stock for the 14 days subsequent to April 15, 1996 multiplied by 98,333. The Company registered 378,600 of these shares on a registration statement filed with the Commission.

         Pursuant to a Consulting Agreement dated September 1, 1994 between the Company and Eli Dragisich, the Company agreed to file three registration statements on Form S-8 to cover the three issuances of shares of Common Stock to the stockholder. The Company agreed to file such registration statements as soon as practicable after December 31, 1994, December 31, 1995 and February 1, 1997 respectively. The Company registered all of these shares on a registration statement filed with the Commission.

         Pursuant to a Warrant dated March 1, 1994, between the Company and Ladenburg, Thalmann & Co. Inc. ("Ladenburg"), the Company granted demand registration rights with respect to 300,000 shares of Common Stock issuable upon exercise of such warrants, provided that Ladenburg or the holders of other shares issuable upon exercise of warrants requesting such registration hold in aggregate not less than the sum of (i) 50% of the total number of shares issuable upon exercise of outstanding warrants of the Company and (ii) the total number of shares previously issued upon exercise of warrants and not previously sold pursuant to a registered offering. Alternatively, if the Board authorizes the filing of a registration statement on any form (other than Form S-4) at any time prior to March 1, 2002, Ladenburg and any other registered holder of warrants of the Company shall have the right to be notified of the Company's intent to so file a registration statement and to include either all or a portion of the warrants and shares issuable upon exercise of warrants on such registration statement. The Company agreed to use its best efforts to include all shares requested to be included on such registration statement and to cause such registration statement to become effective and remain so for as long as no amendment need be filed or, in the case of a registration effected on Form S-3, for a period of two years. The Company registered all of these shares on a registration statement filed with the Commission.

         Pursuant to subscription agreements dated January 1994 between the Company and various investors, the Company granted a demand registration right with respect to 350,000 shares of Common Stock such that the Company within six months of the request of such stockholders file as soon as reasonably possible a registration statement with the Commission and the relevant state authorities (the state in which the stockholders reside) with respect to the shares subscribed for and to use its best efforts to keep such registration statement effective for one year. The Company registered all of these shares on a registration statement filed with the Commission.

         In February, 1994, the Company issued 58,333 shares of Common Stock to Lease Equities, Inc. as a form of commission in connection with the private placement of 350,000 shares of Common Stock. The Company granted registration rights with respect to such 58,333 shares, such that upon the request of the stockholders it would file a registration statement with the Commission and the relevant state authorities (the state in which the stockholders reside) as soon as reasonably possible and to use its best efforts to keep such registration statement effective for one year. The Company registered all of these shares on a registration statement filed with the Commission.

         Pursuant to various stock option plans and grants of options to employees and directors of the Company, such persons have the right to request that the Company file a registration statement on Form S-8 with respect to 3,488,047 shares of Common Stock when issued subsequent to the exercise of such options. None of these shares are included in this Registration Statement.


                       DESCRIPTION OF CERTAIN INDEBTEDNESS

         On June 27, 1994, the Company as Guarantor, Mountaineer and Bennett entered the Bennett Loan agreement. The Bennett Loan bears interest at the rate of 12.5% per year with a delinquency rate of 14.5% with an original principal amount of $10.2 million. The Bennett Loan requires the Company to make 36 monthly payments of principal and interest based on a 36 month amortization schedule through April 30, 1995. The Company may prepay such loan without penalty. The Bennett Loan, which had an outstanding principal balance of approximately $8.8 million as of September 30, 1996, is secured by a first mortgage on Mountaineer's real and personal property and is guaranteed by the Company. Bennett was issued an aggregate of 1,530,000 shares of Common Stock in connection with the Bennett Loan. See "Principal Stockholders." The Loan Agreement allows the Company at its option, to prepay the outstanding advances by January 1, 1997. If such prepayment is not made by the Company, it will be obligated to issue an additional number of shares of its Common Stock equal to $2.5 million divided by the average closing stock price per share for 20 trading days prior to January 6, 1997.

         The Company has renegotiated the Bennett Loan by Amendment of the Construction Loan Agreement (the "Amendment") dated September 19, 1996 among the Company, Mountaineer Park and Richard C. Breeden, solely in his capacity as trustee (the "Trustee") of the estate of Bennett, whereby the Company and Mountaineer agreed to settle all claims against Bennett. This Amendment was approved by the Bankruptcy Court. The material terms of the Amendment are as follows:

         The Amendment modifies the schedule for amortization of the principal of the Bennett Loan such that instead of 36 equal monthly payments of $283,333, Mountaineer will make principal payments of $75,000 per month from October 1996 through March 1997, $125,000 per month from April 1997 through September 1997, $75,000 per month from October 1997 to March 1998, $125,000 per month from April 1998 to September 1998, and $75,000 per month from October 1998 to March 1999. The remaining principal balance would be due on April 30, 1999. In the event that the Bennett Loan is not prepaid by December 31, 1997, the interest rate on any outstanding balance would, as of January 1, 1998, increase from 12.5% to 14.5% until paid in full; provided, however, that (i) if the Holder of the second trust on Mountaineer's property (currently Madeleine pursuant to a Deed of Trust and the Term Loan Agreement) for any reason does not approve such interest rate increase, then the interest rate would not increase; and (ii) in lieu thereof, the monthly payments of principal would increase to $100,000 from October 1996 through March 1997 and to $200,000 from April 1997 through September 1997.

         The Amendment also modifies the Company's obligation to issue additional shares of the Company's Common Stock to Bennett if the loan is not prepaid by January 1, 1997. Whereas the Bennett Loan as previously amended required the Company to issue Bennett $2.5 million worth of the Company's Common Stock based on the average market price for the 20 consecutive trading days preceding January 2, 1997, the Amendment permits the Company, at its option, either to pay Bennett $500,000 or issue $750,000 in Common Stock. Similarly, the Company would be permitted to pay $750,000 or issue $1 million in Common Stock if the Bennett Loan is not prepaid by July 1, 1997, and pay $1 million or issue $1.25 million in Common Stock if the Bennett Loan is not prepaid by December 31, 1997. If the Company elects to issue Bennett additional shares of Common Stock, such shares would be subject to the requirement that, to the extent such issuance would otherwise result in Bennett having voting rights greater than 5% of the Company's issued and outstanding shares of Common Stock, then such voting rights would be transferred to the Company's Board.

         To the extent any shares of Common Stock previously issued pursuant to the Bennett Loan or to be issued pursuant to the Amendment are restricted and are not eligible for public sale pursuant to court order or exemption, then Bennett would be entitled to piggyback registration rights with respect to such shares should the Company or any stockholder of the Company make a registered offering of Common Stock, excluding registered offerings undertaken in connection with the Term Loan Agreement, until December 31, 1997. Bennett would also be entitled to demand registration rights after December 31, 1997 or any other time at which there is a registered offering in connection with the Term Loan Agreement.

         In the event the Trustee desires to sell any of the shares of Common Stock held by Bennett, the Amendment would also grant the Company the right to match any bona fide offer of a nonaffiliate to purchase the shares until December 31, 1997. The Amendment likewise grants the Company an option for the period commencing on the date Mountaineer has paid the Bennett Loan in full and terminating ten business days thereafter, to purchase all (but not part) of the 1,530,000 shares currently held by Bennett for a price per share equal to 90% of the average closing bid price of the Common Stock as reported by Nasdaq for the twenty (20) consecutive trading days immediately preceding the date on which Mountaineer retires the Bennett Loan. In no event will such price be less than $1.125 per share.

         As part of the Amendment, AGEL, an affiliate of Bennett which had performed management services at Mountaineer Park pursuant to the Management Agreement, delivered an acknowledgment that the Management Agreement had been terminated and that a June 30, 1995 Settlement Agreement among the Company, Mountaineer, and AGEL was now deemed to be in effect. That Settlement Agreement terminated the Management Agreement and settled the accounts of the parties as of June 30, 1995.

         On July 2, 1996, the Company as Guarantor and the Company's subsidiary, Mountaineer, entered into a financing arrangement with a private lender for a secured working capital loan pursuant to the Term Loan Agreement and a commitment for first mortgage refinancing pursuant to the Loan Commitment. The $5 million loan is secured by a second mortgage on all of Mountaineer's real and personal property. The note evidencing the loan calls for monthly payments of interest only at the rate of 12% per annum, and a default rate of 22% per annum. As additional consideration, the Company agreed to issue the lender 183,206 shares of Common Stock and five-year Warrants to purchase an additional 1,492,860 shares at $1.06 per share, which are exercisable for a period of five
(5) years from the date of the Loan Agreement. The principal of the Term Loan must be repaid at the end of the three year term, during which period, the Term Loan is subject, on each anniversary date, to additional fees of cash equal to 8% of the outstanding principal balance, stock equal to 5% of the outstanding principal balance divided by the average daily closing price on each business day for the 30 days prior to the third day before the anniversary date and warrants to purchase 250,000 shares of Common Stock at $1.06 per share. The shares of Common Stock and Warrants issued to the lender and the shares of Common Stock underlying such Warrants are covered by this Registration Statement and the shares and warrants issuable to the lender in connection with the Term Loan Agreement in the future and the shares underlying such Warrants will be the subject of future registration statements. Certain restrictions are imposed under the Term Loan Agreement limiting the Company's ability to incur additional debt, make capital expenditures and increase management's compensation. Anti-dilution provisions are included in the Warrants which would adjust the exercise price of, and number of shares of Common Stock issuable pursuant to, the Warrants in the event the Company issues additional securities at a price below the exercise price of the Warrants.

         As part of the transaction, the lender also provided a one year Loan Commitment to lend Mountaineer up to $11.1 million of additional funds to be used to refinance the current first mortgage held by Bennett. The Loan Commitment is subject to customary conditions, including negotiation of definitive loan agreements, but provides that any refinancing would be on terms no less favorable than those of the Company's obligation to Bennett. In connection with the Loan Commitment, the Company paid a $110,000 commitment fee and issued the lender additional five-year Warrants to purchase 350,000 shares of Common Stock at $1.06 share and issued 50,000 five year Warrants to two third parties at an exercise price of $0.80. These Warrants and the shares of Common Stock underlying the Warrants are covered by this Registration Statement.


                                  LEGAL MATTERS

         The validity of the Warrants and the shares of Common Stock offered hereby will be passed upon for the Company by Ross & Hardies, New York, New York.


                                     EXPERTS

         The consolidated financial statements of the Company and its subsidiaries included herein as of December 31, 1995 and 1994, and for each of the years in the three year period ended December 31, 1995 have been audited by Corbin & Wertz, independent certified public accountants, as set forth in their opinion included herein. The financial statements referred to above have been included herein in reliance upon such opinion given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Independent Auditors' Report................................................F-2

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 1995 and 1994 ...............F-3

Consolidated Statements of Operations for each of the years
  in the three-year period ended December 31, 1995............. ............F-5

Consolidated Statements of Shareholders' Equity for each of the years in the three-year period ended December 31, 1995 .........................F-6

Consolidated Statements of Cash Flows for each of the years
  in the three-year period ended December 31, 1995 .........................F-9

Notes to Consolidated Financial Statements ................................F-11

Condensed and Consolidated Balance Sheets at December 31, 1995 and
  June 30, 1996 (Unaudited)................................................F-33

Condensed and Consolidated Statements of Operations for the Three
  Months and Six Months Ended June 30, 1996 and 1995 (Unaudited) ..........F-35

Condensed and Consolidated Statements of Cash flows for the Six
  Months Ended June 30, 1996 and 1995 (Unaudited)..........................F-36

Notes to Condensed and Consolidated Financial Statements (Unaudited).......F-36

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Winners Entertainment, Inc.

We have audited the accompanying consolidated balance sheets of Winners Entertainment, Inc. and its subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Winners Entertainment, Inc. and its subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred substantial losses in the past three years and has a significant working capital deficit at December 31, 1995. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management is implementing plans which it believes will allow the Company to improve operations and cash flows, and meet its obligations as they come due (see Note 1). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                               /s/CORBIN & WERTZ
                                                                 Corbin & Wertz

Irvine, California
April 5, 1996

                           WINNERS ENTERTAINMENT, INC.

                           CONSOLIDATED BALANCE SHEETS

                        As of December 31, 1995 and 1994


ASSETS                                                            1995                1994
                                                                  ----                ----

Current assets:
  Cash                                                           $   807,000          $ 1,057,000
  Restricted cash (Notes 7 and 13)                                   426,000              646,000
  Accounts receivable, net of allowance
    for doubtful accounts of $70,000 and
    $93,870 in 1995 and 1994, respectively                           174,000               79,000
  Notes receivable from related parties,
    net of allowance for doubtful accounts
    of $290,000 in 1995 (Note 8)                                      62,000              352,000
  Prepaid management fees (Note 14)                                      ---              220,000
  Prepaid purses (Note 13)                                               ---              352,000
  Deferred financing costs (Note 5)                                  388,000              630,000
  Other current assets                                               115,000              219,000
                                                                 -----------          -----------
         Total current assets                                      1,972,000            3,555,000
                                                                 -----------          -----------
Property and equipment, net
  (Notes 2, 4 and 5)                                              18,100,000           13,462,000
                                                                 -----------          -----------
Net assets of discontinued oil and
  gas activities (Note 10)                                         2,616,000            2,616,000
                                                                 -----------          -----------
Other assets:
Deferred financing costs (Note 5)                                        ---              998,000
Excess of cost of investments over
  net assets acquired, net of accumulated
  amortization of $770,000 and $517,000
  in 1995 and 1994 (Note 2)                                        3,004,000            3,255,000
Deposits and other                                                    55,000               72,000
                                                                 -----------          -----------
                                                                   3,059,000            4,325,000
                                                                 -----------          -----------
                                                                 $25,747,000          $23,958,000
                                                                 ===========          ===========


                           WINNERS ENTERTAINMENT, INC.
                     CONSOLIDATED BALANCE SHEETS - CONTINUED
                        As of December 31, 1995 and 1994


LIABILITIES AND SHAREHOLDERS' EQUITY                            1995                1994
                                                                ----                ----

Current liabilities:
  Accounts payable                                             $ 3,474,000          $ 2,259,000
  Accrued liabilities (Notes 7, 8,
    13 and 14)                                                   2,257,000              805,000
  Current portion of long-term
    debt (Note 5)                                                2,536,000              648,000
  Current portion of redeemable common
    stock (Notes 2, 9 and 10)                                      991,000            1,651,000
                                                               -----------          -----------
         Total current liabilities                               9,258,000            5,363,000
                                                               -----------          -----------
Accrued financing costs (Note 5)                                       ---              998,000
Accrued liabilities (Notes 7 and 8)                                490,000              525,000
Long-term debt, less current portion
  (Note 5)                                                       8,071,000            5,095,000
Deferred income taxes (Note 11)                                  1,529,000            1,662,000
Redeemable common stock, 441,854
  and 367,937 issued and outstanding at
  December 31, 1995 and 1994, net of
  current portion (Notes 2, 9 and 10)                              415,000              557,000
Commitments and contingencies (Notes
  5, 7, 9, 13 and 14)
Shareholders' equity (Notes 2, 3, 5,
  and 9):
  Common stock, par value $.00001,
    25,000,000 shares authorized;
    17,022,645 and 14,620,877 issued
    and outstanding in 1995 and
    1994, respectively                                               2,000                1,000
  Paid-in capital                                               32,115,000           30,508,000
  Receivable from exercise of
    stock options                                                  (69,000)                 ---
  Accumulated deficit                                          (26,064,000)         (20,751,000)
                                                              ------------         ------------
         Total shareholders' equity                              5,984,000            9,758,000
                                                              ------------         ------------
                                                              $ 25,747,000         $ 23,958,000
                                                              ============         ============


           See accompanying notes to consolidated financial statements

                           WINNERS ENTERTAINMENT, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
     For Each Of The Years In The Three-Year Period Ended December 31, 1995


                                              1995                1994                1993
                                              ----                ----                ----

Revenues:
Video lottery terminals
  (Note 14)                                  $16,479,000          $ 7,481,000         $ 5,293,000
Parimutuel commissions
  (Note 13)                                    4,263,000            3,768,000           4,323,000
Lodging, food and beverage                     3,046,000            2,276,000           2,344,000
Other                                          1,191,000            1,157,000           1,054,000
                                             -----------          -----------         -----------
                                              24,979,000           14,682,000          13,014,000
                                             -----------          -----------         -----------
Costs and expenses:
  Cost of video lottery terminals
    (Note 14)                                 12,256,000            5,709,000           3,720,000
  Cost of parimutuel commissions
    (Note 13)                                  5,064,000            4,563,000           5,136,000
  Cost of lodging, food and
    beverage                                   3,285,000            2,337,000           2,364,000
  Cost of other                                1,195,000              798,000             787,000
  Selling, general and admini-
    strative expenses (Note 7)                 6,564,000            6,668,000           6,370,000
  Depreciation and amortization                1,504,000              910,000             625,000
  Interest expense (Notes 5 and 8)               557,000              729,000              70,000
                                             -----------          -----------         -----------
                                              30,425,000           21,714,000          19,072,000
                                             -----------          -----------         -----------
Loss before income taxes                      (5,446,000)          (7,032,000)         (6,058,000)
Benefit for income taxes (Note 11)               133,000              130,000             145,000
                                             -----------          -----------         -----------
Loss from continuing operations               (5,313,000)          (6,902,000)         (5,913,000)
                                             -----------          -----------         -----------
Discontinued operations (Note 10):
  Loss on disposal of oil and gas
    operations                                       ---             (640,000)         (1,653,000)
                                             -----------          -----------         -----------
Loss from discontinued operations                    ---             (640,000)         (1,653,000)
                                             -----------          -----------         -----------
Net loss                                     $(5,313,000)         $(7,542,000)        $(7,566,000)
                                             ===========          ===========         ===========
Loss per share from continuing
  operations                                 $      (.33)         $      (.48)        $      (.46)
Loss per share from discontinued
  operations                                         .00                 (.04)               (.13)
                                             -----------          -----------         -----------
Net loss per share                           $      (.33)         $      (.52)        $      (.59)
                                             ===========          ===========         ===========
Weighted average number of
  shares outstanding                          16,226,743           14,523,377          12,883,031
                                             ===========          ===========         ===========


           See accompanying notes to consolidated financial statements

                           WINNERS ENTERTAINMENT, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
     For Each Of The Years In The Three-Year Period Ended December 31, 1995


                                                                                    Receivable
                                                                                       From
                                                                Additional          Exercise of
                                      Common Stock                Paid-In            of Stock     Accumulated
                                 Shares           Amount          Capital             Options       Deficit          Totals
                                 ------           ------          -------             -------       -------          ------

Balances, January 1,
  1993                            11,226,231       $1,000          $17,013,000         $---        $(5,643,000)        $11,371,000
Shares issued from
  exercise of
  Series C warrants
  (Note 9)                           373,241           ---           2,239,000          ---                 ---          2,239,000
Shares canceled on
  notes payable and
  interest
  to affiliates
  (Note 10)                          (20,000)          ---            (120,000)         ---                 ---           (120,000)
Shares issued for
  notes payable and
  interest to
  affiliates, net
  of 98,333
  shares of
  redeemable common
  stock (Note 10)                    226,286           ---             792,000          ---                 ---            792,000
Shares issued for
  conversion
  of debentures
  (Note 6)                           416,197           ---             832,000          ---                 ---            832,000
Shares issued for
  services
  rendered and
  letter of credit
  fees (Notes 7
  and 9)                             197,787           ---             619,000          ---                 ---            619,000
Shares issued for
  cash, net
  of commissions
  (Note 9)                           746,755           ---           3,280,000          ---                 ---          3,280,000
Shares issued for
  investment
  in riverboat
  gaming (Note 2)                     50,000           ---             300,000          ---                 ---            300,000
Shares issued in
  connection
  with LVEN (Note 2)                 250,000           ---             750,000          ---                 ---            750,000


                           WINNERS ENTERTAINMENT, INC.
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY - CONTINUED
     For Each Of The Years In The Three-Year Period Ended December 31, 1995

                                                                                    Receivable
                                                                                       From
                                                                Additional          Exercise of
                                      Common Stock                Paid-In            of Stock     Accumulated
                                 Shares           Amount          Capital             Options       Deficit          Totals
                                 ------           ------          -------             -------       -------          ------

Shares issued for
 capital raising
 activities (Note 9)                 125,000           ---                 ---          ---                 ---                ---
Compensation for stock
 options issued
 below fair
 value (Notes 2 and 9)                   ---           ---             600,000          ---                 ---            600,000
Net loss                                 ---           ---                 ---          ---          (7,566,000)        (7,566,000)
                                  ----------         -----          ----------          ---         -----------         ----------
Balances, December 31,
 1993                             13,591,497         1,000          26,305,000          ---         (13,209,000)        13,097,000
Shares received in
 connection
 with settlement with
 LVEN (Notes 2 and 3)               (250,000)          ---            (750,000)         ---                 ---           (750,000)
Shares issued to for
 cash, net of
 commissions (Note 9)                786,199           ---           2,193,000          ---                 ---          2,193,000
Shares issued from
 exercise of stock
 options (Note 9)                     50,000           ---             200,000          ---                 ---            200,000
Shares issued for
 services
 rendered and
 interest (Note 9)                   147,500           ---             210,000          ---                 ---            210,000
Shares issued in
 connection with
 financing
 arrangement (Note 5)                285,000           ---           1,710,000          ---                 ---          1,710,000
Shares issued for
 accounts
 payable (Note 9)                     10,681           ---              40,000          ---                 ---             40,000
Compensation for stock
 options issued below
 fair value
 (Notes 2 and 9)                         ---           ---             600,000          ---                 ---            600,000
Net loss                                 ---           ---                 ---          ---          (7,542,000)        (7,542,000)
                                  ----------         -----          ----------          ---          -----------        -----------
Balances, December 31,
 1994                             14,620,877         1,000          30,508,000          ---         (20,751,000)         9,758,000
Shares issued from
 exercise
 of stock options
 (Notes 2 and 9)                     286,667           ---             109,000      (69,000)                ---             40,000
Shares issued for
 services
 rendered and
 interest (Note 9)                    77,332           ---              42,000          ---                 ---             42,000
Shares issued in
 connection with
 financing arrangement
 (Note 5)                            225,000         1,000           1,349,000          ---                 ---          1,350,000

Cancellation of price
 guarantee
 in connection with
 financing
 arrangement (Note 5)                    ---           ---          (3,060,000)         ---                 ---         (3,060,000)


                           WINNERS ENTERTAINMENT, INC.
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY - CONTINUED
     For Each Of The Years In The Three-Year Period Ended December 31, 1995


                                                                                    Receivable
                                                                                       From
                                                                Additional          Exercise of
                                      Common Stock                Paid-In            of Stock     Accumulated
                                 Shares           Amount          Capital             Options       Deficit          Totals
                                 ------           ------          -------             -------       -------          ------

Shares issued to replace
 price guarantee in
 connection with
 financing arrangement
 (Note 5)                          1,020,000           ---           1,530,000          ---                 ---          1,530,000
Shares forfeited by
 Company (510,000),
 retained by creditor,
 in connection with
 financing
 arrangement (Note 5)                    ---           ---             478,000          ---                 ---            478,000
Shares issued,
 and 104,500
 redeemable shares
 without rights
 canceled in connection
 with the Golden Palace
 acquisition debt
 (Notes 2 and 9)                     194,500           ---             212,000          ---                 ---            212,000
Shares issued, and
 98,333 redeemable
 shares with
 put rights canceled,
 in connection with
 oil and gas
 acquisition debt
 (Note 10)                           471,933           ---             590,000          ---                 ---            590,000
Shares issued in
 connection
 with legal
 settlement
 (Note 7)                            175,000           ---             414,000          ---                 ---            414,000
Shares issued for notes
 payable (Note 5)                     60,850           ---              43,000          ---                 ---             43,000
Cancellation of
 shares issued
 in 1994 for services
 rendered (Note 7)                   (97,500)          ---            (100,000)         ---                 ---           (100,000)
Adjustment to shares
 outstanding                         (12,014)          ---                 ---          ---                 ---                ---
Net loss                                 ---           ---                 ---          ---          (5,313,000)        (5,313,000)
                                  ----------        ------         -----------     --------        ------------        -----------
Balances, December 31,
 1995                             17,022,645        $2,000         $32,115,000     $(69,000)       $(26,064,000)       $ 5,984,000
                                  ==========        ======         ===========     ========        ============        ===========


           See accompanying notes to consolidated financial statements

                           WINNERS ENTERTAINMENT, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
     For Each Of The Years In The Three-Year Period Ended December 31, 1995

                                                                              1995                1994                1993
                                                                              ----                ----                ----

Cash flows from operating activities:
Loss from continuing operations:                                            $(5,313,000)        $(6,902,000)         $(5,913,000)
  Adjustments to reconcile loss to
    net cash provided by (used in)
    continuing operating activities:
    Depreciation and amortization                                             1,504,000             910,000              625,000
    Provision for settlements (Note 7)                                          408,000             525,000                  ---
    Other non-cash provisions, net                                             (133,000)            125,000              510,000
    Provision for notes receivable
      from related parties                                                      290,000                 ---                  ---
    Common stock and options issued for
      services rendered and interest
    (Notes 2 and 9)                                                              77,000           1,340,000            1,219,000
    Change in operating assets and
      liabilities, net of effects of
      acquired companies:
      Prepaid management fees                                                   220,000            (220,000)                 ---
      Prepaid purses                                                            352,000            (352,000)                 ---
      Other current assets                                                       54,000              63,000               73,000
      Accounts payable                                                        1,676,000           1,221,000            1,049,000
      Other accrued liabilities                                               1,418,000            (244,000)            (341,000)
                                                                            -----------         -----------          -----------
         Cash provided by (used in)
           continuing operations                                                553,000          (3,534,000)          (2,778,000)
                                                                            -----------         -----------          -----------
Loss from discontinued operations:
  Oil and gas operations                                                            ---            (640,000)          (1,653,000)
  Adjustments to reconcile loss to
    net cash used in discontinued
    operating activities:
    Depletion                                                                       ---                 ---               25,000
    Provision for estimated loss on
      sale of discontinued oil and gas
      operations (Note 10)                                                          ---             567,000            1,546,000
                                                                            -----------         -----------          -----------
         Cash used in discontinued operations                                       ---             (73,000)             (82,000)
                                                                            -----------         -----------          -----------
Net cash provided by (used in) operating
  activities                                                                    553,000          (3,607,000)          (2,860,000)
                                                                            -----------         -----------          -----------
Cash flows from investing activities:
  Restricted cash                                                               220,000            (401,000)            (170,000)
  Proceeds from insurance reimbursement                                             ---             241,000                  ---
  Repayments (advances) on notes receivable
    from related parties                                                            ---              38,000             (160,000)
  Deposits and other assets                                                      17,000              (2,000)               5,000
  Capital expenditures                                                       (5,482,000)         (3,444,000)          (2,544,000)
  Expenditures for investment in riverboat                                          ---                 ---             (428,000)
  Net assets of discontinued oil and gas
    operations                                                                  (45,000)           (198,000)            (210,000)
                                                                            -----------         -----------          -----------
  Net cash used in investing activities                                      (5,290,000)         (3,766,000)          (3,507,000)
                                                                            -----------         -----------          -----------

                           WINNERS ENTERTAINMENT, INC.
                CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
     For Each Of The Years In The Three-Year Period Ended December 31, 1995

                                                                              1995                1994                1993
                                                                              ----                ----                ----

Cash flows from financing activities:
  Payments on notes payable                                                     (53,000)           (150,000)            (300,000)
  Proceeds from the issuance of long-term debt                                4,500,000           5,700,000              240,000
  Proceeds from the issuance of notes
    payable to shareholders                                                         ---                 ---              100,000
  Payments on notes payable to shareholders                                         ---             (70,000)            (432,000)
  Deferred finance costs                                                            ---             (61,000)                 ---
  Proceeds from issuance of common stock
  Series C warrants exercised                                                       ---                 ---            2,239,000
  Proceeds from issuance of common stock
    for cash, net                                                                                 2,193,000            3,280,000
  Proceeds from issuance of common stock
    in connection with LVEN                                                         ---                 ---              750,000
  Proceeds from issuance of common stock
    through exercise of stock options                                            40,000             200,000                  ---
                                                                            -----------         -----------          -----------
Net cash provided by financing
  activities                                                                  4,487,000           7,812,000            5,877,000
                                                                            -----------         -----------          -----------

Net increase (decrease) in cash                                                (250,000)            439,000             (490,000)
Cash, beginning of year                                                       1,057,000             618,000            1,108,000
                                                                            -----------         -----------          -----------
Cash, end of year                                                           $   807,000         $ 1,057,000          $   618,000
                                                                            ===========         ===========          ===========
Supplemental disclosures of cash flow
  information -
  Cash paid during the year for:
    Interest                                                                $   896,000         $   204,000          $    68,000
                                                                            ===========         ===========          ===========
    Income taxes                                                            $     4,000         $     5,000          $    15,000

                                                                            ===========         ===========          ===========

           See accompanying notes to consolidated financial statements

                           WINNERS ENTERTAINMENT, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     For Each Of The Years In The Three-Year Period Ended December 31, 1995

NOTE 1 - GENERAL, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Secamur Corporation was incorporated on March 7, 1988. Effective June 19, 1989, Secamur Corporation and Pacific International Industries, Inc., dba Excalibur Securities Services, completed a merger accounted for under the pooling-of-interests method. Prior to the merger, Secamur Corporation had no operations. Secamur Corporation subsequently changed its name to Excalibur Security Services, Inc. During 1991, Excalibur Security Services, Inc. formally changed its name to Excalibur Holding Corporation.

Due to the inability of Excalibur Security Services, Inc. to attain profitable operations, its Board of Directors, on December 28, 1990, filed a voluntary petition for reorganization with the U.S. Bankruptcy Court in the Central District of California for protection under Chapter 11 of the U.S. Bankruptcy Code (see Note 10) and in May 1991, Excalibur Holding Corporation sold the assets of its discontinued security guard business. Effective January 15, 1992, a formal plan was approved by the Bankruptcy Court to operate oil and gas activities and to devote Excalibur Holding Corporation's efforts to the acquisition of new businesses.

In January 1992, Excalibur Holding Corporation formed ExCal Energy Corporation (ExCal) as a wholly-owned subsidiary to acquire certain assets of various companies which were controlled by the newly appointed president of ExCal for the purpose of establishing oil and gas operations.

During 1992, Excalibur Holding Corporation acquired all of the outstanding common stock of Golden Palace Casinos, Inc., an entity with no significant operations and cash of approximately $3,200,000. Excalibur Holding Corporation utilized substantially all of the cash obtained from Golden Palace Casinos to finance the acquisition of all of the outstanding common stock of Mountaineer Park, Inc., which operates a thoroughbred horse track, a 101 room inn and dining facility, and video lottery terminal activities in West Virginia. Excalibur Holding Corporation undertook a major renovation of this facility in 1993 with cash expenditures, including capitalized finance costs incurred through December 31, 1995 of approximately $11,400,000.

Because of the significant acquisitions by Excalibur Holding Corporation in the gaming industry and their long-term potential, it is management's current strategy to focus all of its efforts in such industry. Accordingly, on March 31, 1993, management decided to adopt a formal plan of orderly liquidation of its oil and gas properties and is effecting an orderly sale of such assets having sold approximately 30% of such assets in 1994 (see Note 10). During 1993, the Excalibur Holding Corporation formally changed its name to Winners Entertainment, Inc. (the "Company").

Basis of Presentation

The consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Certain considerations raise substantial doubt about the Company's ability to continue as a going concern. The Company has incurred substantial losses in 1995, 1994 and 1993, and as of December 31, 1995, the Company has current liabilities in excess of current assets of $7,286,000. The Company expects that its continuing operations will be derived primarily by its operations at Mountaineer Race Track and Gaming Resort ("Mountaineer") (see Note 2). The Company's business strategy is to increase revenues in all areas of operations through the promotion and expansion of its video lottery business and the enhancement of its racing and entertainment facilities. Therefore, the following factors pertain primarily to the operations at Mountaineer. Management believes that it will be successful in its attempt to continue to operate as a going concern for the foreseeable future based, in part, on the plans and factors described below:

     - Mountaineer replaced 165 existing terminals in September 1994 with 400 new terminals, and upon the authorization by the West Virginia Lottery Commission, Mountaineer installed an additional 400 terminals in June 1995. In March 1996, the West Virginia State Legislature approved "line" (symbol) games, which is expected to be in operation on at least 400 video lottery terminals by June 1996. In addition, in December 1995, the Lottery Commission voted to allow progressive video lottery poker and keno games to exceed a 92% payout threshold. As a result, progressive blackjack, poker and keno games can now be implemented at payout rates competitive with other gaming jurisdictions. As the most heavily patronized gaming venue in West Virginia, Mountaineer is uniquely positioned to benefit from the interest generated by progressive jackpots. Management believes that such line games and progressives will have a significantly positive impact on the Company's operations. Total Mountaineer revenue increased from $14,583,000 in 1994 to $24,961,000 in 1995. In addition, Mountaineer's first quarter operating revenues have increased from $4.7 million (unaudited) in 1995 to $7.2 million (unaudited) in 1996. Management believes that the substantial and steady revenue increases over the past three years at Mountaineer will continue and ultimately result in positive cash flows from operations. However, there is no guarantee that the Company will achieve the increases in revenues and cash flows it expects to occur.

- As discussed in Note 3, management intends to refinance its $10.2 million construction loan in 1996. At December 31, 1995, approximately $2.3 million of this balance is recorded as a current liability in the accompanying consolidated balance sheet. Mountaineer is currently in negotiations with a lender to refinance this debt and provide additional working capital. A $12,500 due diligence fee has been paid by Mountaineer in connection with the negotiations. However, there is no guarantee that Mountaineer will be successful in these negotiations.

- In March 1996, Mountaineer received bridge financing from a different lender in the amount of $570,000, net (see Note 16), which Mountaineer expects to repay with the proceeds from the aforementioned refinancing.

- Mountaineer has expended approximately $11.4 million for capital improvements, which includes expenditures for the lodge which was damaged by fire in 1994. Management believes that the Company's capital improvements have had a favorable impact on the Company's operations and management believes this should continue in 1996 and beyond. However, there is no guarantee that such favorable impact will continue.

- As discussed in Note 7, Mountaineer amended its video lottery terminals' lease agreement in March 1996 resulting in a reduction of future monthly payments over an extended term. Scheduled annual lease payments under the original agreement were approximately $1,859,000.
         The amendment reduced the required cash outflows by approximately $256,000 for 1996.

The consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent on its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitable operations.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. The accounts of the Company's acquired companies include the operations from the consummation dates.

Discontinued Operations

The Company adopted a formal plan in March 1993 to discontinue operations of its oil and gas operations (see Note 10). The net assets and operating results of the oil and gas segment are shown separately in the accompanying consolidated financial statements as discontinued operations. Although management still retains certain assets to maximize their ultimate value upon disposition, management believes that the classification as discontinued operations remains appropriate.

Cash and Restricted Cash

For purposes of the statements of cash flows, the Company considers investments purchased with a remaining maturity of three months or less from the purchase date to be cash equivalents.

Restricted cash includes collateralized, short-term certificates of deposit (see
Note 7), cash in banks designated for redevelopment activities, and unredeemed winning tickets from its racing operations (see Note 13).

At December 31, 1995, the Company has approximately $73,000 of deposits which are in excess of limits insured by the Federal Deposit Insurance Corporation.

Property and Equipment

Property and equipment is stated at cost. The Company capitalizes direct materials and labor, and allocates interest during the construction periods. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings                                  20 to 40 years
Furniture and fixtures                       5 to 7 years
Equipment and automobiles                   3 to 15 years

Interest is capitalized to construction in progress during periods of redevelopment based on qualifying assets, using a method which approximates the effective interest rate method. Interest incurred in 1995 and 1994 was $1,711,000 and $2,337,000, respectively. Interest capitalized in 1995 and 1994, was $1,127,000 and $790,000, respectively. Interest costs in 1993 were not significant.

Fair Value of Financial Instruments

The Company has financial instruments whereby the fair market value of these financial instruments could be different than that recorded on a historical basis on the December 31, 1995 and 1994 consolidated balance sheets. The
Company's significant financial instruments consist of its long-term debt and its redeemable common stock. An estimate of the fair value of these financial instruments is not practicable because there is not an active market for such financial instruments.

Deferred Financing Costs

The Company capitalizes certain loan costs in connection with its financing activities (see Note 5) and these costs are amortized over the expected term of the related loans using a method that approximates the effective interest method.

Excess of Cost of Investments Over Net Assets Acquired, Net

The excess of cost of investments over net assets acquired (goodwill) is amortized on a straight-line basis over the expected periods to be benefitted. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through projected undiscounted cash flows. The amount of goodwill impairment, if any, is measured based on projected undiscounted cash flows and is charged to operations in the period in which goodwill impairment is determined by management. Goodwill is being amortized on the straight-line method over an expected fifteen year life. The methodology that management used to project results of operations forward twelve years, which represents the remaining life of the goodwill as of December 31, 1995, was based on a five-year trend line of expected cash flows. At December 31, 1995, 1994 and 1993, no impairment of goodwill was determined by management.

Amortization expense included in the consolidated statement of operations for the years ended December 31, 1995, 1994 and 1993 is $252,000, $252,000 and
$266,000, respectively.

Revenue Recognition

The  Company  recognizes  revenues  from  parimutuel   commissions  earned  from
thoroughbred racing at the time wagers are made. Such commissions are a designated portion of the wagering handle as determined by the West Virginia Racing Commission (the "Racing Commission"). Such revenues are shown net of the taxes assessed by state and local agencies, as well as purses and contract amounts paid to the Horsemen's Association (see Note 13).

Revenues from video lottery terminals is the net win, which is the difference between wins (wagers) and losses (payouts), and is recorded at the time wagers are made (see Note 14).

Revenues from food and beverage are recognized at the time of sale and revenues from lodging are recognized at the time services are rendered.

Seasonality

The operations of Mountaineer are typically seasonal in nature. Winter conditions may adversely affect transportation routes to Mountaineer, as well as cause cancellations of live horse racing. As a result, adverse seasonal conditions could materially effect the operations of the Company.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Such estimates may be materially different from actual financial results.

Income Taxes

The Company accounts for its income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under SFAS No. 109, deferred taxes are based on the difference between the tax bases of assets and liabilities and their amounts for financial statement purposes; deferred taxes are then provided based on the estimated tax rates in effect when the temporary differences are expected to reverse. The Company records a valuation allowance for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized through future operations (see Note 11).

Per Share Information

Per share information is computed by dividing net loss for the year by the weighted average number of shares of common stock outstanding during the year. The effect of common stock equivalents would be antidilutive for all periods presented and is not included in the net loss per share calculations.

Reclassifications

Certain reclassifications have been made to the 1993 and 1994 consolidated financial statements to conform with the 1995 presentation.


NOTE 2 - MERGERS AND ACQUISITIONS

Mountaineer Park, Inc.

On December 4, 1992, the Company acquired all of the issued and outstanding common shares of Mountaineer Park, Inc. (Mountaineer), in a tax-free exchange, for 183,181 shares of the Company's common stock, guaranteed at a per share sales value of $6.00, an additional 400,000 shares of the Company's common stock and approximately $91,000 in cash. Should the 183,181 shares, upon registration, have a sales value in the aggregate less than $6.00 per share, the Company will register additional shares such that the total market value of the shares is equal to approximately $1,099,000, (183,181 shares times $6.00 per share) (Note
9).

The acquisition was accounted for as a purchase and, accordingly, the results of operations of the acquired business have been consolidated with those of the Company commencing on December 4, 1992. The purchase price of $2,895,000 was allocated to the acquired assets and assumed liabilities based on their respective fair values. The purchase price exceeded the estimated fair value of the net assets acquired by $2,774,000, which has been recorded as excess of cost of investment over net assets acquired (see Note 1).

The Company paid certain outstanding indebtedness of Mountaineer of approximately $3,652,000 in cash and issued approximately 446,496 shares of common stock valued at $2,428,000 to certain creditors of Mountaineer in satisfaction of additional obligations, of which 346,496 shares have registration rights, guaranteed at a per share sales value of $6.00. Upon registration, the Company will issue additional shares such that the market value of the shares is equal to approximately $2,079,000. The Company granted put rights to the holder (a bank) of 60,604 of the aforementioned shares (see
Note 9 "Redeemable common stock") at $6.00 per share, all of which became exercisable on or before December 31, 1995. No demand has been made to the Company. The Company has reflected certain amounts as current liabilities in the accompanying consolidated balance sheets. Mountaineer Park, Inc. operates a thoroughbred horse racing track and 800 video lottery terminals on a 606 acre facility in Chester, West Virginia. Mountaineer also operates a 101 room inn adjacent to the track, dining facilities, as well as a nine-hole executive golf course and other recreational facilities. Certain operations are regulated by agencies within the state of West Virginia, which includes annual licensing (see Notes 13 and 14). At December 31, 1995, all significant licenses were in effect.

Golden Palace Casinos, Inc.

In October 1992, the Company acquired all of the outstanding capital stock of Golden Palace Casinos, Inc. ("GPC" and "Golden Palace"), a Minnesota corporation organized to manage casinos on Indian reservations. Although Golden Palace had no significant operations at the time of the acquisition, it held, through a wholly owned subsidiary, a contract, to manage a casino planned for an Indian reservation in Oklahoma, subject to the satisfaction of certain conditions. Shortly after the acquisition of Golden Palace, the West Virginia Lottery Commission advised Management that, as a condition to licensing of the Company's then-proposed video lottery operations at Mountaineer, the Company could not engage in Indian gaming activities. Consequently, in December 1992, the Company sold the subsidiary holding the management contract and agreed to not otherwise engage in Indian gaming activities as long as it conducted video lottery operations in West Virginia. Notwithstanding the sale of the management contract, the acquisition of Golden Palace, which had substantial cash on hand, provided the Company with sufficient funds to complete the acquisition of all of the outstanding capital stock of Mountaineer. In connection therewith, the Company granted put rights to the holders of 209,000 of the aforementioned shares (see Note 9 "Redeemable common stock") at $6.00 per share should such shares not have been registered by February 1, 1993; such registration has not been effected to date.

On June 30, 1995, holders (2) of 104,500 shares of $6.00 redeemable common stock received an aggregate of 366,750 shares of the Company's common stock, of which 276,750 shares are subject to conversions into notes at a value of $1.50 per share or approximately $415,000, payable in 24 equal monthly installments beginning June 30, 1996, interest at 12% per annum, in the event a registration statement is not effective. Beginning June 30, 1995, the Company has the right to purchase the 276,750 shares, in whole or in part, at $1.50 per share, less any credit for payments made through the date of repurchase. Should a registration statement become effective before the notes are paid in full, the Company will receive credit for all payments made, as well as a credit for an amount equal to the average closing market value for 90 days following the effective date of the registration. All shares issued are subject to registration, to the extent such shares have not been sold by the parties. Considering the terms of the settlement discussed above, the Company has recorded the value of the shares of $415,000 as noncurrent "redeemable common stock" in the accompanying consolidated balance sheet.

In addition, on the acquisition date, the Company issued options to holders of Golden Palace options to purchase (a) 190,000 shares of the Company's common stock at $2.00 per share, (b) 200,000 shares of the Company's common stock at $.01 per share, and (c) warrants to purchase 283,250 shares of the Company's common stock at $2.40 per share through 1997. Options to purchase 70,000 shares at $0.01 were exercised in 1995 (Note 9).

LVEN

On August 12, 1993, the Company entered into a letter of intent with Las Vegas Entertainment Network, Inc. (LVEN) to acquire, through merger, the issued and outstanding shares of LVEN. Pursuant to the letter of intent, the Company also issued 250,000 shares of its common stock for $750,000 in cash. The letter of intent provided for other terms to be negotiated; however, the parties were unable to consummate a definitive agreement and the merger was not effected. The Company and LVEN later reached a settlement arrangement in 1994 (see Note 3).

NOTE 3 - SALE OF RIVERBOAT INTEREST AND SETTLEMENT WITH LVEN

Riverboat Gaming

On March 2, 1993, the Company, as assignee, entered into an agreement with M&R Investment Company (M&R) for an assignment of an 80% interest in a ground lease zoned for riverboat gaming in Tunica, Mississippi. The ground lease covered a riverboat gaming site approved by the US Army Corps of Engineers. The Company paid $106,937 on September 6, 1993 and $40,000 in rental payments in accordance with the terms of the agreement. On March 9, 1993, the Company entered into a joint venture arrangement with Regal Casinos, the remaining leaseholder, to construct and operate a riverboat. On April 21, 1993, the Company agreed to purchase Regal's 20% interest in the venture for $50,000 in cash and 50,000 shares of its common stock valued at $300,000.

On July 30, 1993, the Company entered into a joint venture arrangement with LVEN and BP Group, Ltd., which agreed to assist in the funding, construction and operation of the riverboat. On February 2, 1994, the Company sold its interest in the venture. At December 31, 1993, the Company's investment in the riverboat venture was $728,000 as reflected in the accompanying consolidated balance sheet at December 31, 1993.

On February 25, 1994, the Company entered into a settlement agreement with LVEN (see Note 2), whereby the Company sold its interest in the ground lease valued at $728,000 at December 31, 1993, and was repaid its note receivable of $200,000, totaling $928,000. Consideration received was 250,000 shares of the Company's common stock owned by LVEN valued at $750,000, and the balance in cash. No significant gain or loss resulted from this sale of the Company's interest and note receivable.

The parties mutually agreed to be released from all claims which may have existed as a result of the abandonment of the proposed merger between the Company and LVEN.


NOTE 4 - PROPERTY AND EQUIPMENT

At December 31, 1995 and 1994, property and equipment consists of the following:

                                        1995                1994
                                        ----                ----
Land                                   $   371,000          $   371,000
Buildings                               15,716,000           11,899,000
Equipment                                2,021,000            1,294,000
Furniture and fixtures                   2,258,000            1,058,000
Construction in progress                   519,000              372,000
                                       -----------          -----------
                                        20,885,000           14,994,000
Less accumulated depreciation           (2,785,000)          (1,532,000)
                                       -----------          -----------
                                       $18,100,000          $13,462,000
                                       ===========          ===========


Depreciation expense charged to operations during the years ended December 31, 1995, 1994 and 1993 is $1,252,000, $658,000 and $359,000, respectively.


NOTE 5 - LONG-TERM DEBT

Construction Note Payable

On June 27, 1994, the Company entered into a financing arrangement with Bennett Management and Development Corporation (Bennett) for construction and redevelopment activities at Mountaineer. Pursuant to the agreement, Bennett agreed to finance the Company $10,200,000 for construction with interest payable monthly at 12.5% per annum, subject to a default rate of 14.5% per annum. The Company received advances of $5,700,000 from Bennett in 1994 and the remaining $4,500,000 in 1995. The loan is secured by a deed of trust on all real property at the resorts. The outstanding principal balance of the loan is $10,200,000 at December 31, 1995.

The Company was obligated to issue 5 shares of common stock for every $100 in advances, subject to a $6.00 per share price guarantee by the Company at the time of registration of such shares. During 1995 and 1994, the Company issued 225,000 shares and 285,000 shares of its common stock valued at $1,350,000 and $1,710,000, respectively, for a total value of $3,060,000. Such amounts were recorded by the Company as deferred financing costs. If the Company did not register these shares by October 1, 1995, the interest rate would have increased to 22.5% per annum (see below). In addition to the financing costs above, the Company incurred a $200,000 loan fee to an investment banker to be amortized over the life of the loan.

In a series of amendments to the loan agreements and forbearance agreements which were executed between July 7, 1995 and January 12, 1996, certain terms of the Bennett loan agreement were amended by the parties as described below:

     1) The Company's prepayment option dates of July 1, 1995 and November 1, 1995 were deleted. Upon amendment, the construction loan is payable interest only through May 31, 1996, with principal and interest payable monthly over 36 months through April 30, 1999.

     2) An interest rate escalation, as defined in the original agreement, of 22.5% was deleted.

     3) Under the July 7, 1995 amendment, the $6.00 per share price guarantee on 510,000 shares discussed above was canceled in exchange for an additional 1,020,000 shares of common stock at an estimated fair value of $1,530,000. The Company capitalized $1,530,000 as deferred financing costs. This amount is amortized to interest expense and construction in progress through October 1, 1995 (see subsequent paragraphs).

The original 510,000 shares with $6.00 price guarantees were held by Bennett on behalf of the Company, and in the event the Company prepaid the outstanding indebtedness by October 1, 1995, such shares would have been returned to the Company. No prepayment was made on October 1, 1995, and accordingly, the 510,000 shares were forfeited to Bennett and were valued on October 1, 1995 at their estimated fair value of $478,000. This amount has been recorded as additions to deferred financing costs and will be amortized from October 1, 1995 to January 2, 1997 (see Note 1).

The Company shall register all shares referred to above with the SEC on a best-efforts basis.

Bennett has transferred the voting rights with respect to 780,000 shares to the Board of Directors of the Company, and Bennett has agreed not to acquire additional common stock so that Bennett will not be permitted to vote more than 5% of the Company's common stock.

4) At December 31, 1994, deferred financing costs of $998,000 were recorded as a reflection of future obligations to Bennett. The requirement for these future obligations was deleted from the amended agreement in July 1995, resulting in a $998,000 reduction in "deferred financing costs" with a corresponding reduction in "accrued financing costs".

5) The amended agreement allows the Company, at its option, to prepay the outstanding advances by January 1, 1997. If such prepayment is not made by the Company, it will be obligated to issue an additional number of shares of its common stock equal to $2,500,000, divided by the average closing stock price per share for 20 consecutive trading days prior to January 2, 1997.

Management intends to refinance this note through the issuance of long-term debt on satisfactory terms by January 2, 1997; however, there are no assurances that such obligation will be refinanced on terms satisfactory to the Company.

Interest expense charged to operations and interest capitalized to construction in progress incurred under this agreement for the year ended December 31, 1995 were $547,000, of which $131,000 results from common stock issued by the Company, and $1,127,000, of which $409,000 results from common stock issued by the Company, respectively, and for the year ended December 31, 1994 were $700,000, of which $614,000 results from common stock issued by the Company and $709,000, of which $693,000 results from common stock issued by the Company, respectively. At December 31, 1995 and 1994, the Company had approximately $388,000 deferred as finance costs in connection with this arrangement in the accompanying consolidated balance sheets.

Other Notes Payable

On December 4, 1992, the Company issued a 10% note in $93,750 principal amount payable to an unrelated party in connection with the acquisition of Mountaineer. At December 31, 1994, the outstanding principal balance of the note was $43,000. In 1995, the Company converted the note into 60,850 shares of its common stock.

On March 11, 1993, the Company issued 20% notes in $300,000 aggregate principal amount. Such notes were fully paid by October 10, 1993.

In September 1995, the Company entered into an agreement with its Totalisator system supplier to convert $461,000 of outstanding trade payables into a term note. Under the terms of the agreement, the Company is required to make 21 monthly interest and principal payments of $17,800 and eight (8) additional payments of approximately $17,800 on various dates through May 31, 1997. The loan, which is unsecured, bears interest at the rate of 12% per annum. The loan is subject to an acceleration clause and other financial disincentives in the event of default. At December 31, 1995, the outstanding principal balance is $408,000. The Company paid $53,642 and $17,651 of principal and interest, respectively, in 1995 related to this term note.

Annual Commitments

Future annual principal payments under all indebtedness as of December 31, 1995, assuming the Bennett notes are prepaid on or before January 2, 1997, are as follows:


         Years Ended December 31,

                  1996                             $ 2,536,000
                  1997                               8,071,000
                                                   -----------
                                                   $10,607,000


NOTE 6 - CONVERTIBLE DEBENTURES

In connection with the acquisition of Golden Palace (see Note 2), the Company assumed unsecured convertible debentures bearing interest at 8% per annum and due on March 31, 1993. In 1993, the holders agreed to convert such debentures, plus accrued interest of approximately $82,000, into 416,197 shares of the Company's common stock.


NOTE 7 - COMMITMENTS AND CONTINGENCIES

Mountaineer Bond Requirements

Mountaineer is required to maintain a $250,000 bond with the Racing Commission for its operations through December 31, 1996. The Company obtained the bond through a letter of credit with a bank which is collateralized by a $100,000 certificate of deposit (see Note 1) and a $150,000 bank deposit.

The Company is also required to maintain a bond of $70,000 for the benefit of the Lottery Commission through June 30, 1996. The bonding requirement has been satisfied via the issuance of a $20,000 surety bond and two letters of credit aggregating $50,000, each of which is collateralized by certain bank deposits (see Note 1).

Jackpot Settlement Agreement

In January 1993, the Company entered into a financing arrangement with Jackpot Enterprises, Inc. (Jackpot), the proceeds of which were to be used for redevelopment activities. Pursuant to such arrangement, Jackpot initially provided the Company with a $600,000 letter of credit collateralized by Mountaineer Park's land and improvements to insure the performance of the Company's obligations with respect to racing and video lottery activities under its agreements with the State of West Virginia. For its letter of credit, the Company's issued Jackpot 30,000 shares of its common stock which were valued at $90,000.

The Company and Jackpot were unable to consummate the overall financing arrangement. The agreement provided that if financing could not be reached due to certain contingencies, the Company would be required to issue 250,000 shares of its common stock as liquidated damages. On March 2, 1995, management settled such claim effective June 25, 1994, agreeing to issue shares of its common stock with registration rights. The number of shares of common stock to be issued was based on $512,500 divided by the closing market price per share on the effective date of registration. In the event the Company did not register the shares by May 2, 1995, the Company was, and continued to be, required to issue 12,500 shares on such date and 12,500 shares each 60 days that such registration is not effective. In no event will the Company be obligated to issue more than 250,000 shares of its common stock. The Company recorded a provision for loss of $525,000 in connection with the settlement which is included in the consolidated statement of operations for the year ended December 31, 1994.

During 1995, the Company issued 175,000 shares of its common stock as part of its settlement and, accordingly, $414,000 was reduced from accrued liabilities. At December 31, 1995, $111,000 remains included in accrued liabilities in the accompanying 1995 consolidated balance sheet. Management expects to issue an additional 75,000 shares of its common stock as management does not expect to file an effective registration statement by the deadline provided in this agreement.

Other Settlement

In July 1994, the Company entered into an agreement settling all claims by a consulting firm arising from an April 1993 financial advisory agreement. The Company agreed to pay fees and expenses of $165,000. An initial payment of $15,000 was made upon execution of the settlement agreement and two additional payments of $15,000 were required from the proceeds of certain unrelated financings by the Company by December 1, 1994. Such payments were not made and the entire balance is due upon demand. At December 31, 1995, the Company has $150,000 outstanding under the agreement, which is included in "accrued liabilities" in the accompanying consolidated balance sheet.

Under the settlement agreement, the Company canceled previously issued warrants to purchase 145,000 shares of common stock with registration rights at $7.00 per share, and instead, issued warrants to purchase 145,000 shares of common stock with registration rights, exercisable at $6.25 per share through December 1996.

Operating Leases

Totalisator System Operating Lease

The Company leased its Totalisator system under an operating lease which was amended November 28, 1995 (see below). Under the terms of the lease prior to amendment, the Company was obligated to pay the lessor approximately $1,500 per live race performance, plus .5% of the wagered handle in excess of $300,000. The Company was also paying $300 per live race day ($550 if no live race performance), plus .5% of simulcast handle in excess of $60,000, per simulcast race day.

Under the amended terms, the Company must pay the greater of $1,000 per live race performance or 0.55% of the live racing handle. In addition, the Company must pay the greater of $300 per live race day ($550 if no live race performance) per simulcast race day or 0.55% of the simulcast racing handle. For the years ended December 31, 1995, 1994 and 1993, the rent expense under the lease was approximately $529,000, $495,000 and $509,000, respectively, which is included in "cost of parimutuel commissions" in the accompanying consolidated statements of operations.

The Company also leases its videotape and closed circuit television systems at a cost of $500 per race day and $125 per simulcast race day under an operating lease expiring in October 2002. The lease was entered into with a company whose ownership included the majority shareholder (an existing shareholder of the Company) at the time of its inception. The Company has the option to purchase the equipment by October 1, 1996 at the estimated fair value of $350,000. Rental payments made pursuant to this lease for the years ended December 31, 1995, 1994 and 1993 was approximately $142,000, $223,000 and $172,000, respectively.

Video Lottery Terminals Operating Lease

The Company leased 165 video lottery terminals under an operating lease through September 1994. Under the terms of the lease, the Company was obligated to pay the lessor a fixed percentage of video lottery terminal revenues. These video lottery terminals were replaced in September 1994 as discussed below.

In September 1994, the Company entered into a master lease agreement for 400 new video lottery terminals which was scheduled to expire September 1997 (see below). The monthly lease payments on these 400 video lottery terminals were $72,378, plus taxes, insurance and maintenance costs (see discussion of amendment to the master lease below).

On April 7, 1995, the Company updated the master lease to provide for 400 additional video lottery terminals which were installed in June 1995. In connection with this lease addition, the Company was obligated to pay 36 monthly installments of $83,000 beginning in January 1996 through December 1998 for these 400 additional video lottery terminals. The Company has normalized rent expense over the 42 month lease term (see discussion of amendment to the master lease below).

As of December 31, 1995, the Company had past due payments under the master lease agreement amounting to $190,093 which constituted an event of default. On March 26, 1996, periodic rental payments under the master lease agreement were amended to reflect a new consolidated payment schedule as a result of an event of default by the Company. Under the new agreement, the Company must make monthly payments of approximately $119,000 in March and April 1996, $183,000 from May through October 1996 and $119,000 from November 1996 through January 1999. In addition to the amounts reflected above, the Company is obligated to make interest payments from March through October 1996 at a rate of 15% on certain past due rental payments under the previous agreement for a total interest obligation of $26,000.

Other Leases

The Company leases office space for its corporate offices under operating leases. To reduce overhead costs, the Company has moved to progressively smaller offices on two occasions since January 1, 1994. The Company's lease for a 6,034 square foot facility in Irvine, California expired at that time, and the Company moved and entered into a new lease for a period of 36 months at a smaller 4,300 square foot office in San Juan Capistrano, California. On November 1, 1995, the Company downsized again and moved to a smaller 880 square foot office in Laguna Beach, California pursuant to a 12 month lease with an option to extend the term for an additional six months. On February 15, 1996, the San Juan Capistrano office was subleased through December 15, 1996, the termination date for the underlying lease. Net annual minimum lease payments at December 31, 1995 are approximately $41,000 and $17,000 per year in 1996 and 1997. Rent expense for the Company's corporate offices included in the consolidated statements of operations amounted to $78,000, $84,000, and $125,000 for 1995, 1994 and 1993,
respectively.

For the years ended December 31, 1995, 1994 and 1993, rent expense under its video lottery leases was $1,294,000, $1,203,000 and $790,000, respectively, which is included in "costs of video lottery terminals" in the consolidated statements of operations. At December 31, 1995, the Company has recorded deferred rent obligations of $408,000 in the accompanying consolidated balance sheet, which is included in accrued liabilities.

Future annual minimum payments under all material operating leases as of December 31, 1995 are as follows, after providing for the amended video lottery lease agreement described above:

         Years Ended December 31,

                  1996                    $2,075,000
                  1997                     1,912,000
                  1998                     1,915,000
                  1999                       522,000
                  2000                       113,000
                  Thereafter                 212,000
                                          ----------
                      Total               $6,749,000

Litigation

In 1995, the Company was served with a complaint by a former employee. The complaint was not answered timely by the Company's counsel and as a result, a default judgment was entered by the court in the amount of approximately $308,000. Management has filed a motion to vacate the judgment. There are no assurances that the motion will be granted or the Company will be successful in defending the matter. Although management believes that the ultimate outcome will not necessarily result in a payment of the judgment amount, the Company has recorded a provision for loss of $308,000 in the accompanying consolidated statement of operations during the year ended December 31, 1995.

The Company was served with a complaint in 1994 by a jockey who sustained head injuries from a fall during a race at Mountaineer. The plaintiff is seeking both compensatory and punitive damages. Although the matter is covered by insurance, management has been advised by its carrier, after discovery that a jury could award damages in excess of Mountaineer's $1 million policy limits. In the event that such an award is made, the Company would be liable for any such excess amount. Although management believes that the matter will ultimately be resolved within the policy limits, there can be no assurance that it will.

The Company is party to various other lawsuits which have arisen in the normal course of its business. Certain matters are covered by insurance, after the Company meets certain deductible requirements, generally $2,500 per occurrence. It is the opinion of management, that the liability, if any, arising from such lawsuits would not have a material adverse effect on the Company's consolidated financial statements.

Environmental Considerations

The Company has developed and is implementing a corrective action plan in connection with leakage from underground storage tanks. Management has estimated the cost of corrective action to be approximately $143,000 for the cost of equipment to be installed in 1995 and 1996 and for remediation in 1996 and 1997. The Company has recorded a provision for anticipated expenditures of $143,000 in 1995 under "selling, general and administrative" expenses, and has entered into a service contract for the installation of equipment and future remediation costs.

Common Stock Registration Rights

As of April 4, 1996, the Company is obligated to register approximately 4,077,991 shares of its common stock and 4,813,143 shares of its common stock underlying certain options and warrants (see Note 9), which if not registered, could have an adverse impact on the Company's future financial operations or cause substantial dilution to existing shareholders. As discussed elsewhere, the Company has certain price guarantees to sellers of its common stock, which as of April 4, 1996, and based on a closing market price per share of 7/8, the Company would have to issue approximately 5.7 million shares of its common stock. Estimated costs of the registration are not considered significant to the consolidated financial statements taken as a whole. There are no assurances that such registration will be effected.

Pension Plan

Mountaineer has a qualified defined contribution plan covering substantially all of its employees (the "Plan"). The Plan was ratified retroactively on March 18, 1994 by the legislature of the State of West Virginia. The Plan contributions are based on .25% of the race track and simulcast wagering handles, and approximately 0.5% of the net revenues of video lottery activities beginning March 18, 1994. Contributions to the Plan for the years 1995, 1994 and 1993 were $179,000, $106,000 and $102,000, respectively.

Insurance Proceeds From Involuntary Conversion of Assets

In 1994, the Company experienced two fires at Mountaineer, believed to be caused by arson, in which the Company received approximately $241,000 of insurance proceeds. The Company realized a nominal gain based on the net carrying value of the assets destroyed in the fire.


NOTE 8 - RELATED PARTY TRANSACTIONS

Employment Contracts

Effective December 4, 1992 (acquisition date), Mountaineer entered into management agreements with certain former shareholders. In connection therewith, the Company granted options to purchase 400,000 shares of its common stock at $.50 per share. At the time the fair value of the Company's common stock, subject to transferability restrictions, was approximately $3.50 per share. As a result, Mountaineer recorded compensation expense of $600,000 for the year ended December 31, 1994; no amounts were charged in 1995. The agreements have been terminated by mutual consent without further obligation of the parties.

In addition, the Company has entered into various employment agreements with certain officers, key management and a consultant for periods of up to three years expiring in 1997. The agreements provide for certain salaries, and stock and stock option incentives (see Note 9) in the ordinary course of business. Minimum annual salaries are approximately $523,000.

Severance Agreement

On April 26, 1995, the Company entered into a severance agreement with its former Chief Executive Officer. In connection therewith, the Company is obligated to pay approximately $440,000 over a period of two years. In addition, the Company repriced certain incentive options and is obligated to provide certain benefits during the term of the agreement. Management discontinued payments under the agreement due to their discovery of certain matters which they believe nullify the agreement. At December 31, 1995, management has an accrued liability of $400,000 which is included in "accrued liabilities" in the accompanying 1995 consolidated balance sheet.

Notes Payable and Advances Receivable From Related Parties

The Company has a note receivable for $240,000 from a shareholder of the Company at December 31, 1995 and 1994, as well as additional noninterest bearing advances of $62,000 made in 1994. The $240,000 note receivable bears interest at 8% per annum, is due on demand, and is collateralized by certain shares of the Company's common stock. No demand has been made by the Company's management through December 31, 1995 as management believes recovery is doubtful. During 1995, the Company has recorded a provision for loss in the amount of $240,000 which is included in "selling, general and administrative" expenses in the accompanying consolidated statement of operations.

In March 1994, the Company lent $50,000 to a company for a term of seven days in exchange for a promissory note bearing interest at 8% per annum. The loan was made upon the recommendation of a significant shareholder of both the Company and the recipient. During 1995, the Company has recorded a provision for loss in the amount of $50,000 which is included in "selling, general and administrative" expenses in the accompanying consolidated statement of operations. In April 1996, the Company and the recipient renegotiated, cancelled the original note, and executed a substitute and replacement confessed judgment promissory note in the principal amount of $58,333 at 8% per annum, all due and payable August 4, 1996.

Notes Payable to Related Parties

During the year ended December 31, 1993, the Company fully paid certain 8% notes payable totaling $401,000 to the former majority shareholder of Mountaineer (see
Note 2) and an existing shareholder of the Company.

At December 31, 1993, the Company had a $70,000 demand note due to an officer/shareholder that bore interest at 6.25% per annum. The note was paid in full in January 1994.

During 1995, the Company incurred salaries to key management, which remain unpaid; at December 31, 1995, such amounts accrued were approximately $204,000. In February 1996, management agreed to accept an aggregate of 466,676 shares of the Company's common stock in satisfaction of the amounts due them. Such shares have an approximate value of $204,000; therefore, no additional compensation expense will be recorded as a result of the issuance of common stock.


NOTE 9 - SHAREHOLDERS' EQUITY

Stock and Warrants Issued in Connection With Plan of Reorganization

As part of the Company's Plan of Reorganization, which was confirmed January 15, 1992, the Company issued certain warrants to purchase its common stock. During the year ended December 31, 1993, the Company received $2,239,000 for the purchase of 373,241 shares of its common stock as a result of the exercise of Series C warrants. The warrants expired in March 1993.

Redeemable Common Stock

In connection with certain arrangements entered into by the Company as of December 31, 1994 (see Notes 2 and 10), 367,937 common shares could have been put to the Company at $6.00 per share upon demand. In 1995, 98,333 redeemable shares issued in connection with its oil and gas activities (Note 10) were satisfied through the issuance of 373,600 additional shares of its common stock as reflected in the aggregate in the accompanying 1995 consolidated statement of shareholders' equity. In 1995, 194,500 common shares valued at $212,000 were issued for the cancellation of 104,500 redeemable shares with put rights of certain holders of Golden Palace acquisition debt. In connection therewith, the Company issued 276,750 redeemable shares which are subject to registration with the SEC and have a guaranteed selling price of $1.50 per share at the time of registration. At December 31, 1995, 441,854 shares of redeemable common stock are outstanding.

In connection therewith, the Company has classified the put value of such shares of $1,405,000 and $2,208,000, respectively, as "redeemable common stock" in the consolidated balance sheets at December 31, 1995 and 1994. Management has reflected the value certain of these shares as a current liability in the accompanying consolidated balance sheet at December 31, 1995 and 1994 to the extent management believes these shares should have been registered. Amounts reflected as noncurrent are based on scheduled payments in the event such shares are not registered.

Common Stock and Options Issued for Services

From time to time in the ordinary course of business, the Company has issued restricted common stock in exchange for services, interest and obligations. The Board of Directors has determined the fair value of such shares based on 50% of the value of freely tradable shares as determined through NASDAQ market quotations. Such values are charged to operations or have extinguished obligations depending upon the nature of the agreements.

During the year ended December 31, 1995, the Company issued 77,332 shares valued at approximately $42,000 for services rendered, and the value of such shares was charged to the 1995 consolidated statement of operations; also see following paragraph for additional shares issued in 1995.

During the year ended December 31, 1994, the Company issued 50,000 shares valued at approximately $110,000 for services rendered, and the value of such shares was charged to the 1994 consolidated statement of operations. Also in 1994, the Company issued 97,500 shares of its common stock valued at $100,000 to a financial consultant to seek capital for the Company; in 1995, such shares were cancelled by mutual consent of the parties. The value of such shares, included in noncurrent "Accrued Liabilities" at such value, will be settled through the issuance of common stock in 1996. In addition, the Company issued 10,681 shares of its common stock for certain accounts payable valued at $40,000.

During the year ended December 31, 1993, the Company issued 197,787 shares valued at approximately $619,000 for services rendered and letter of credit fees for Jackpot, and the value of such shares was charged to the 1993 consolidated statement of operations.

In connection with certain employment agreements (see Note 8), the Company has granted to two former shareholders of Mountaineer an option to purchase 400,000 shares of the Company's common stock at $.50 per share. The options are exercisable beginning January 1993 and expire January 1996. The excess of the estimated value of these shares of $3.50 each over their option price is included as compensation expense over the two-year term of the employment agreements, as amended. Compensation expense included in the consolidated statements of operations for each of the years ended December 31, 1994 and 1993 is $600,000.

During 1995, 216,667 shares were exercised for $108,000 of which $69,000 remains unpaid. At December 31, 1995, this receivable from the exercise of these stock options is shown as a reduction in stockholders' equity.

Shares Issued for Cash

From January 1994 through May 1994, the Company issued 727,866 shares of its common stock for $2,193,000, net of commissions of $146,000 and 58,333 restricted shares of its common stock. The 58,333 shares were issued for a capital raising activity and thus are effectively charged to consolidated shareholders' equity. In 1994, the Company received $200,000 for the exercise of options to purchase 50,000 shares of its common stock.

From July through December 1993, the Company issued 746,755 shares of the Company's common stock for $3,280,000, net of commissions of $592,000 and 125,000 restricted shares valued at $250,000. The 125,000 shares were issued for a capital raising activity and thus are effectively charged to consolidated shareholders' equity. The 746,755 shares are exempt from registration under Regulation S of the Securities Act of 1933, whereby nonresident, aliens of the United States (i.e., foreign purchasers) may purchase shares with a 40 day restricted period.

See above and Note 2 for a total of 286,667 shares purchased from the exercise of stock options at $0.01 and $0.50, per share.

Stock Option Plans

In May 1992, the Board of Directors approved the grant of nonqualified options to purchase 600,000 shares to certain officers and directors of the Company. Each option entitles the holder to purchase one share of common stock at an exercise price of $1.06 per share and is fully vested as of the date of grant. The exercise price approximates the fair value of the shares at the date of grant; such options expire in May 1997.

In October 1992, the Board of Directors adopted an incentive stock option plan meeting the requirements of Section 422 of the Internal Revenue Code. The plan reserves 1,200,000 shares for issuance which were granted effective October 1992. The options are exercisable at the then fair market value of $4.875 per share (unless such options are granted to a 10% shareholder, in which case the exercise price would be no less than 110% of the then fair market value), and are exercisable over a period of five (5) years, subject to certain restrictions. Options to acquire approximately 1,200,000 shares are exercisable at December 31, 1995 and no options have been exercised to date. In December 1994, the Board of Directors adopted an amendment to reprice the options at $2.00 per share; shareholder approval was obtained on September 11, 1995.

In May 1995, the Board of Directors approved the grant of nonqualified options to purchase 823,047 shares to certain officers and directors of the Company. Each option entitles the holder to purchase one share of common stock at an exercise price of approximately $1.22 per share and is fully vested as of the date of grant. The exercise price approximates the fair value of the shares at the date of grant; such options expire in September 1998.
Shareholder approval was obtained on September 11, 1995.

In November 1995, the Board of Directors adopted, subject to shareholder approval, an incentive stock option plan meeting the requirements of Section 422 of the Internal Revenue Code (see above for certain requirements under Section
422). The plan reserves 500,000 shares for issuance which were granted effective January 23, 1996. The options will be exercisable at the then fair market value of $.5625 per share, and are exercisable over a period of five (5) years, subject to certain restrictions.

From time to time, the Company issued options and warrants (exclusive of the options and warrants described in the preceding paragraphs) to unrelated entities in connection with service arrangements to purchase shares of its common stock at their estimated fair value ranging from $0.01 to $8.00 per share, expiring at various dates through April 1998.

During each of the years in the three year period ended December 31, 1995, stock options and warrants activity is as follows:

                                       Shares                  Price Range
                                      Available                 per Share
                                      ---------                 ---------

Balance, January 1, 1993                3,388,176                 $0.01-$6.00
Granted                                   315,000                 $3.00-$8.00
Canceled                                  (70,185)                $3.00-$6.00
Exercised                                (373,241)                $4.00-$6.00
                                        ---------
Balance, December 31, 1993              3,259,750                 $0.01-$8.00
Granted                                 1,155,000                 $3.00-$6.25
Canceled                                 (605,000)                      $7.00
Exercised                                 (50,000)                      $4.00
                                        ---------
Balance, December 31, 1994              3,759,750                 $0.01-$8.00
Granted                                   868,047                 $1.21-$2.00
Canceled                                  (10,000)                      $8.00
Exercised                                (286,667)                $0.01-$0.50
                                        ---------
Balance, December 31, 1995              4,331,130(1)              $0.01-$8.00
                                        =========
Exercisable at December 31, 1995        4,331,130
                                        =========

     (1) Includes options to purchase 130,000 shares of common stock at $0.01 per share.

See Notes 2, 3, 5, 7 and 10 for additional transactions in which the Company issued its common stock and Note 7 for discussion on commitment to register certain common stock and the underlying common stock of options and warrants and dilution impact.


NOTE 10 - DISCONTINUED OPERATIONS

The Company acquired certain oil and gas interests as part of its plan of reorganization in 1992. On March 31, 1993, the Company's Board of Directors approved a formal plan of orderly liquidation to divest its oil and gas operations. This decision was precipitated by several factors, including the long-term potential of the Company's gaming operations and the anticipated time to be devoted to it by management. In February 1993, the Company decided not to continue to pursue funds in the public market to undertake the drilling of oil and gas properties primarily due to the expiration of "Section 29" credits, a credit against federal income taxes for gas produced from Devonian shale or tight formations from wells commenced before January 1993. As discussed further, the Company sold certain interests in these oil and gas assets in December 1994. Certain interests are currently under rework, to be later sold after management has enhanced the ultimate value of such interests.

The following is a summary of the significant accounting policies and a description of other issues pertaining to the oil and gas operations.

Significant Accounting Policies

The Company follows the successful efforts method of accounting for its oil and gas activities. Costs of property acquisitions, successful exploratory wells, all development costs, and support equipment are capitalized. Costs of unsuccessful exploratory wells are expensed when determined to be nonproductive. Production costs, overhead and all exploratory drilling costs are expensed as incurred. The carrying value of proved and unproved reserves are subjected to a "ceiling test" based on the sum of (a) discounted future net cash flows from proven reserve estimates, (b) the cost of properties not being amortized and (c) the lower of cost or fair value of estimated unproved reserves; impairment of the carrying value of such reserves is charged to operations. Costs of abandonment and remedial work are expensed over the life of the net future production cash flows.

Depletion of the cost of producing oil and gas properties has been computed on the unit-of-production method. Due to the Company's decision to discontinue these operations, no depletion has been recorded adjusted to their net realizable value.

The consolidated financial statements reflect the operating results and balance sheet items of its oil and gas operations separately from continuing operations pursuant to the plan of divestiture. The assets of the discontinued operations are shown net of the allocated liabilities.

In 1993, management believed that the operations would have been sold within a period of one to two years, but due to certain delays and cash flow considerations, management was not able to complete its rework on the properties in the state of Michigan within the time originally estimated. Management does not intend to retain the interest for the purpose of operating the wells.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves

Standardized measures of discounted future net cash flows and changes therein relating to proved oil and gas reserves are not presented since the Company does not intend to produce any oil and gas on a continuing basis.

Remaining Oil and Gas Interests

The Company's remaining assets are located in Michigan, consisting of a 25% working interest in a 64% net revenue interest in proved reserves; 34 wells exist on the property which have been inoperative since the Company's ownership. Fleur-David Corporation is currently in the process reworking the wells, which upon commencement of production, is expected to enable the wells to generate production of approximately 3,300,000 barrels (BBLs) of oil, over a period of ten years, with approximately 65% of such reserves recoverable over a period of four years. Leases, for which the 34 wells are located, are held by force majeure (by production).

In December 1993, the Company entered into an agreement with Fleur-David Corporation, whereby the Company contributed its 64% (original interest) working interests in proved reserves. Fleur-David assumed a note payable of $375,000, plus accrued interest from the Company, and paid approximately $250,000 in well lease maintenance costs. In addition, Fleur-David was granted options to purchase 121,500 shares of the Company's common stock at their then fair market value of $4.00 each. Fleur-David was also to provide substantially all the expertise and fund 75% of the costs to perform rework and water-flood of approximately $2,200,000. The Company's is responsible for 25% of such costs or approximately $550,000 and will be paid through the proceeds received from the exercise of the options described above, as well as cash available from continuing operations.

Fleur-David also obtained a covenant not to sue for clean-up and abandonment costs from the State of Michigan, as required by the joint venture, by depositing $188,000 into an environmental escrow account required by the state. The Company retains a 25% net revenue interest in the joint venture through the joint venture. An adjustment to the carrying value of these oil and gas proved reserves was not affected since the additional costs incurred, and to be incurred by Fleur-David, enhance the value of the interest retained by the Company by a corresponding amount.

The Michigan well sites require certain remedial activities, which include abandonment costs. Management has estimated the cost of such remedial activities to range from $1,200,000 to $2,000,000 should its current plan of operation with Fleur-David not continue. Management expects to continue with its initial rework and eventual waterflood project with Fleur-David to minimize the Company's costs associated with remediation and abandonment of the wells. The Company's estimated cost of rework and waterflood, as a 25% joint venture interest holder, is $550,000, $297,000 of which has been paid through December 31, 1995, and the remaining $252,000 included as a liability in the net assets of discontinued operations in the accompanying 1995 consolidated balance sheet.

Oil and Gas Leases

Certain leases were acquired in 1992 as part of the Company's plan of reorganization from Biscayne Petroleum Corporation. On March 25, 1993, the seller agreed to amend certain terms of the acquisition agreement, which, as so amended, provided for the payment of $50,000 in 1993 and the issuance of 226,286 shares of the Company's common stock in satisfaction of the purchase price. The March 1993 amendment also rescinded the issuance of 20,000 shares in December 1992 for $100,000 of debt and $20,000 of interest as reflected in the consolidated statements of shareholders' equity. The purchase price remained unchanged, after the amendment discussed above, at $2,000,000. The leases, held by production, were assigned for consideration, along with the 77 wells discussed below, in December 1994.

Oil and Gas Wells

Certain oil and gas interests, consisting of 77 production wells, were acquired in 1992 as part of the Company's plan of reorganization from Biscayne Petroleum Corporation. On March 25, 1993, the sellers agreed to convert the outstanding principal balance of an unpaid acquisition note of $590,000, into 98,333 shares of the Company's common stock subject to registration rights and a put right at a price of $6.00 per share (see Note 9 "Redeemable common stock"), and payment of $100,000 in March 1993.

In September 1994, the Company negotiated certain additional terms extending the date by which the registration of the 98,333 shares was required to be effected to March 31, 1995, as amended. However, because the registration was not effected as of March 31, 1995, subject to the terms of the agreement, the Company was obligated to pay $590,000, less the average market value of the 98,333 shares of common stock for a value of $123,000, or $467,000, in 12 equal monthly installments, together with interest at 9% per annum beginning April 1, 1995.

On March 31, 1995, the agreement was amended to extend the payment term and amounts such that the note will be interest only at 10% per annum from April 1, 1995 until October 1, 1995, at which time the outstanding principal balance was to be amortized over 36 months with a balloon payment due on October 1, 1996, together with unpaid interest thereon. On October 1, 1995, the parties agreed to covert the entire principal balance of $467,000 into 373,600 shares of the Company's common stock based on a value of $1.25 per share. In 1995, the 98,333 shares discussed above, plus the 373,600 shares (471,933) valued at an aggregate amount of $590,000 are reflected in the accompanying consolidated statement of shareholders' equity during the year ended December 31, 1995.

In September 1993, the Company recorded a provision of $1,471,000 for an estimated loss on the disposal of its leases and 77 wells located in Southeastern Ohio. The Company's estimate was based on the current conditions in the gas market, estimated costs to prepare such sites for sale, lease expirations (see reserve quantity information below) and sales commissions.

Related Party Transactions

Sale of Oil and Gas Leases and Wells

In December 1994, the Company entered into an arrangement to sell certain proved and unproven gas reserves located in Southeast Ohio for notes valued at approximately $426,000 to a party related to an officer and shareholder of the Company. In connection therewith, the Company obtained two notes, a $300,000 note, bearing interest at 8% per annum, payable $10,000 per month beginning May 1995, and a $150,000 noninterest bearing note, payable based on 50% of excess revenues over $10,000 per month from production, secured by the assets sold. The Company recorded a loss on the sale of these assets of $567,000 which is included in loss on disposal of oil and gas operations. At December 31, 1995, the principal balance on the note receivable is approximately $386,000.

Notes Payable

During 1994 and 1995, various corporate affiliates of Mr. Arneault advanced an aggregate sum of approximately $100,000 to ExCal primarily to cover overhead expenses in connection with the maintenance of leases and other costs associated with the Registrant's existing oil and gas interests in Michigan and former interests in Ohio. In February 1996, such accrued amount, along with accrued interest thereon at the rate of 10% per annum, was converted into a demand promissory note in the principal amount of $100,218 payable to Mr. Arneault at the rate of 10% per annum. No material overhead expenses are expected to be incurred in 1996.

The following summarizes the net assets of the discontinued operations as of December 31, 1995 and 1994 and the results of its operations for each of the years in the three-year period ended December 31, 1995.

                                                Balance sheet items
                                            December 31, 1995 and 1994
                                            --------------------------

                                                1995                1994
                                                ----                ----

Assets:
  Cash                                       $      ---          $      ---
  Receivable from sale of assets                  386,000              426,000
  Oil and gas activities -
    Working interest in proved oil and gas
      properties                                2,582,000            2,582,000
                                               ----------           ----------
                                                2,968,000            3,008,000
                                               ----------           ----------
Less liabilities:
  Accrued liabilities                            (252,000)            (350,000)
  Payables to related parties                    (100,000)             (42,000)
                                               ----------           ----------
Net assets                                     $2,616,000           $2,616,000
                                               ==========           ==========


                                         Results of its operations for the
                                   years ended December 31, 1995, 1994 and 1993
                                   --------------------------------------------

                                           1995          1994         1993
                                           ----          ----         ----

Revenues                                   $  ---        $184,000      $ 268,000
                                           ------        --------      ---------
Costs and expenses:
  General and administrative                  ---         148,000        224,000
  Operating costs, including depletion
    of $100,000 in 1993                       ---         109,000        226,000
                                           ------        --------      ---------
Total costs                                   ---         257,000        450,000
                                           ------        --------      ---------
Loss from operations                       $  ---        $(73,000)    $(182,000)
                                           ======        ========      =========

Reserve Quantity Information

                                                   Oil                Gas
                                                (in BBLs)          (in MCF)
                                                ---------          --------

Proved developed:
  Balances, January 1, 1993                      2,134,800            1,095,530
    Revisions of previous estimates                    ---              (58,378)
    Production                                         ---             (134,952)
                                                 ---------            ---------
  Balances, December 31, 1993                    2,134,800              902,200
    Revisions of previous estimates            1,180,000(1)                 ---
    Production                                         ---              (99,000)
    Sale of assets                                     ---             (803,200)
                                                 ---------            ---------
  Balances, December 31, 1994                    3,314,800                  ---
    Activity                                           ---                  ---
  Balances, December 31, 1995                    3,314,800                  ---
                                                 =========            =========


(1) In 1994, management determined that certain reserves existed in an additional formation (Berea) which has been included in the Company's reserve analysis.


NOTE 11 - INCOME TAXES

At December 31, 1995, the Company has net operating loss carryforwards of approximately $23,000,000 for federal income tax reporting purposes and approximately $5,111,000 for state reporting purposes, expiring through 2010. The Tax Reform Act of 1986 includes provisions which limit the Federal net operating loss carryforwards available for use in any given year if certain events, including a significant change in stock ownership, occur. Because of such limitations, the Company may only utilize net operating loss carryforwards of approximately $1,500,000 per year for such losses of approximately $3,200,000 incurred prior to December 1992; additional limitations are believed to exist between 1992 to 1995. Temporary differences are not considered significant, exclusive of the differences (see below) in financial and tax reporting bases of assets acquired from Mountaineer in a statutory tax-free exchange.

At December 31, 1995 and 1994, the deferred taxes of $1,529,000 and $1,662,000, respectively, represent the nondeductible tax bases of assets acquired from Mountaineer totaling approximately $4,900,000 net of depreciation. The benefit for income taxes in the consolidated statement of operations for the years ended December 31, 1995, 1994 and 1993 represents the tax effect of nondeductible depreciation less certain minimum state taxes paid.

The Company's only significant deferred tax asset as of December 31, 1995 and 1994 is approximately $8,700,000 and $6,800,000, respectively related to the net operating loss carryforwards for federal and state tax reporting purposes. The Company's valuation allowance at December 31, 1995 and 1994 was approximately $8,700,000 and 6,800,000, respectively. The valuation allowance at January 1, 1994 and 1993 was approximately $3,467,000 and $1,079,000, respectively. The difference between the federal income tax benefit using a 34% and the benefit recorded in the accompanying statements of operations for each of the years in the three-year period ended December 31, 1995 related primarily to increases in the valuation allowances in each year.


NOTE 12 - SEGMENT REPORTING

The Company operates in two segments, oil and gas and gaming. The Company has not presented segment information in accordance with Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise" because its oil and gas operations have been discontinued, are separately disclosed in the accompanying consolidated financial statements and will not be significant in the future.


NOTE 13 - RACING OPERATIONS

The Company conducts thoroughbred horse racing at Mountaineer Park Race Track and Gaming Resort. Under West Virginia Horse Racing Law, the Company's commission revenue is a designated portion of the parimutuel wagering handle (amounts wagered).

The Racing Commission authorized a minimum of 220 days of racing; the Company was in compliance with this provision in years reported. The Company is subject to annual licensing requirements established by the Racing Commission which has been renewed through December 31, 1996.

In August 1994, the Company renewed its contract with the West Virginia Horsemens' Benevolent Protection Association (HBPA) for a period of three years. In connection therewith, the Company is required to provide average daily horse racing purses of at least $22,500, as well as operate a certain number of races per day based on criteria provided in the contract.

The Company pays purses for each race day to the horsemen and HBPA. The Company receives a credit towards future purses for the difference of purses paid and amounts earned by the horsemen and HBPA. The horsemen and HBPA earn a percentage of the live and simulcast (satellite off-track wagering) race handle less winning tickets and certain costs incurred by the Company, including certain video lottery contractual expenses (approximately 15.5% of net video lottery revenues) paid to the horsemen and HBPA.

The amounts paid in excess of the amounts earned are reflected in the accompanying balance sheet as "prepaid purses" and totaled $352,000 at December 31, 1994. At December 31, 1995, purses earned in excess of amounts funded of $85,000 are reflected in the accompanying 1995 consolidated balance sheet as "accrued liabilities".

A summary of the parimutuel handle and deductions, including off-track wagering, for the years ended December 31, 1995, 1994 and 1993 are as follows:


                                   1995                1994                 1993
                                   ----                ----                 ----

Total parimutuel wagering
  handles                         $ 39,819,000        $ 35,475,000         $ 40,961,000
Less patrons' winning
  tickets                          (31,637,000)        (28,246,000)         (32,646,000)
                                  ------------        ------------         ------------
                                     8,182,000           7,229,000            8,315,000
Less:
  Parimutuel tax paid to:
    State of West Virginia
      and county                      (472,000)           (442,000)            (448,000)
  Purses and Horsemen's
    Association                     (3,447,000)         (3,019,000)          (3,544,000)
                                   -----------         -----------          -----------
Parimutuel commissions             $ 4,263,000         $ 3,768,000          $ 4,323,000
                                   ===========         ===========          ===========


NOTE 14 - GAMING OPERATIONS

On March 17, 1994, the West Virginia State Legislature expressly authorized the operation of up to 400 video lottery terminals through December 31, 1994, subject to voter approval in a Hancock County referendum, which was approved on May 10, 1994. The statute authorizing the operation of video lottery terminals expires, unless extended, on June 13, 1997. In 1995, the Company received approval from the West Virginia Lottery Commission (the "Lottery Commission") to operate up to 1,000 video lottery terminals, and subsequently increased the number of terminals in operation from 400 to 800.

One half of all video lottery terminals must be located in the racetrack grandstand and clubhouse, while the balance may be located at the Company's on-site lodge, as long as parimutuel wagering is operated therein. The Company is subject to annual licensing requirements established by the Lottery Commission which was renewed through June 1996.

In connection with its video lottery operations, the Company had the following gross wins and losses for the years ended December 31, 1995, 1994 and 1993:

                                 1995            1994             1993
                                 ----            ----             ----

Total gross winnings            $ 55,988,000    $ 23,214,000     $ 16,736,000
Less losses (patron payouts)     (39,509,000)    (15,733,000)     (11,443,000)
                                ------------    ------------     ------------
Revenues - Video lottery
  terminals                     $ 16,479,000    $  7,481,000     $  5,293,000
                                ============    ============     ============

With respect to the operations of video lottery terminals subsequent to March 17, 1994, the Company pays an administrative fee to the Lottery Commission not to exceed 4% of video lottery terminal net revenues. After assessment of the administrative fee, the Company is obligated to contribute legislatively designated amounts to various funds. These amounts are included in "cost of video lottery terminals" in the consolidated statements of operations.

Amounts contributed to these funds for the years ended December 31, 1995 and 1994 were as follows:

                                            1995                1994
                                            ----                ----

HBPA purses (Note 13)                      $2,470,000           $1,070,000
Company pension plan (Note 7)                  80,000               31,000
West Virginia tourism promotion fund          478,000              187,000
West Virginia Breeders' Classic fund          159,000               62,000
West Virginia general fund                  4,780,000            2,371,000
Hancock County general fund                   319,000              125,000
Veterans Memorial fund                        159,000               63,000
                                           ----------           ----------
                                           $8,445,000           $3,909,000
                                           ==========           ==========

On June 2, 1994, the Company entered into a development agreement with American Gaming Entertainment, Ltd. (formerly Gamma International, Ltd.) ("AGEL"), an affiliate of Bennett, to provide services for development activities, implementation of accounting and information systems and certain personnel activities until AGEL was approved by the Lottery Commission. Upon approval in October 1994, a long-term management agreement was executed.

Pursuant to the management agreement, the Company was obligated to pay 3% of gross revenues, of video lottery and other non-parimutuel gaming and gaming support operations, as defined, plus 8% of earnings before interest, taxes, depreciation and amortization, as defined, from all operating activities of Mountaineer. In the event of default by the Company, it would be required to pay certain monies based on the remaining number of months through 1997, or in the case of extension of video lottery activities by the State of West Virginia, through the term of the agreement. The monthly base default fee begins at $83,333. Management and consulting fees charged to "cost of video lottery terminals" in the accompanying consolidated statements of operations during the years ended December 31, 1995 and 1994 were $321,000 and $133,000, until such time as a stay agreement was executed (see below). In addition, during 1994, the Company advanced AGEL $300,000 which was used to reduce future management fees and expenses. At December 31, 1994, prepaid management fees in the accompanying consolidated balance sheet were $220,000.

The Company's management agreement with AGEL has been stayed pursuant to a stay agreement effective June 30, 1995, and has been replaced by a consulting agreement, dated July 1, 1995, until such time that Bennett complies with certain requirements of the Lottery Commission. The consulting agreement calls for American Newco, Inc. (owned by certain officers and shareholders of AGEL) to continue to provide consulting services in connection with the Company's video lottery operations at the rate of $10,000 per month, subject to increases of up to $10,000 per month for additional services which may be provided, through March 17, 1997. Fees under this consulting agreement are substantially less than those which would have been paid under the original management agreement.

Should the stay agreement or the consulting agreement be terminated in accordance with certain contingencies contained therein, the management agreement shall also terminate. However, should the Lottery Commission determine that Bennett has fully complied with its information requirements, then the management agreement will be reinstated with the original terms as defined above. At December 31, 1995, accrued consulting fees in the accompanying consolidated balance sheet totaled $60,000.

The personal involvement of the two shareholders of American Newco, Inc. as consultants to the Company is a material element of the contract. Since September 1995, neither shareholder has provided such services and, as a result, the Company has paid no consulting fees since that time. Management believes that such failure to perform constitutes a material breach of the Consulting Agreement and a resulting material breach of the Management Agreement. Although there can be no assurances, Management believes that the Management Agreement will not be reinstated.

NOTE 15 - STATEMENTS OF CASH FLOWS

The statements of cash flows exclude the effects of noncash investing and financing activities for all periods presented. Supplemental disclosures of significant noncash activities are as follows:

1995

In 1995, 202,833 redeemable common shares valued at $1,217,000 were satisfied through 463,600 additional shares of its common stock (see Notes 2, 9 and 10). Also see following paragraph for additional shares issued in 1995.

The Company issued 225,000 shares to Bennett for loan fees; these amounts, plus 285,000 shares valued at $1,710,000 (aggregate $3,060,000 of costs) were reversed in 1995 due to the cancellation of the $6.00 price guarantee. In satisfaction of such, the Company ultimately issued 1,020,000 additional shares valued at $1,530,000 and relinquished its rights to the original 510,000 at a value of $478,000. Such costs were accounted for as deferred finance costs, interest and capitalized interest to its construction in progress (Notes 1 and 5).

During the year ended December 31, 1995, the Company issued 77,332 shares valued at approximately $42,000 for services rendered, and the value of such shares was charged to the 1995 consolidated statement of operations. Certain services were rendered in 1995 which were to be satisfied through the issuance of common stock; however, the parties cancelled 97,500 shares issued in 1994 which were valued at $100,000. Such amounts are reflected as a reduction from stockholders' equity with a corresponding increase in accrued liabilities.

In connection with the Jackpot settlement (Note 7), the Company issued 175,000 shares of its common stock in satisfaction of noncurrent accrued liabilities totalling $414,000 ($525,000 accrued at December 31, 1994); approximately $77,000 at December 31, 1995 are expected to be reduced through the issuance of 75,000 shares in 1996.

Certain finance fees totalling $997,500 (Note 5) which were accrued as deferred finance costs in at December 31, 1995, were canceled due to the amendment by the Company and Bennett. In addition in 1995, the Company issued 60,850 shares in satisfaction of a note payable of approximately $43,000.

1994

During 1994, the Company issued 50,000 common shares for various services rendered valued at $110,000. The Company also issued 10,681 and 97,500 shares of its common stock valued at $40,000 and $100,000, respectively for certain accounts payable and other current assets. The Company recorded compensation expense of $600,000 as a result of options to purchase the Company's common stock at below market values granted to two former shareholders of Mountaineer (see Note 9).

From July 1994 to December 1994, the Company issued 285,000 common shares valued at $1,710,000, accrued $200,000 in loan commissions to be paid in 1995, and accrued $998,000 of construction financing costs which will be satisfied through the issuance of common stock. Components of such costs of $1,568,000, $709,000 and $631,000 are excluded from cash expended for deferred financing costs, buildings and improvements and interest expense, respectively.

In December 1994, the Company accrued a liability for the Jackpot settlement costs of $525,000 which will be satisfied through the issuance of its common stock in 1995.

See Note 3 for discussion of sale of investment and settlement agreement for noncash transactions.

During 1994, the Company had certain noncash provisions, net of benefits, reflected in operations aggregating a net benefit of $29,000.

1993

On January 1, 1993, the Company adopted SFAS 109, "Accounting for Income Taxes" and, as a result, recorded deferred income taxes of $1,952,000 with a corresponding increase to property.

In April 1993, the Company issued 50,000 shares of its common stock valued at $300,000 to acquire a 20% interest in a ground lease (see Note 2).

On March 31, 1993, the holders of $750,000, 8% convertible debentures elected to convert their debentures and accrued interest of $82,000 into 416,197 shares of common stock.

On March 25, 1993, $1,382,000 in debt related to oil and gas activities was converted into 226,266 shares of common stock (valued at $792,000) and 98,333 shares of Redeemable common stock (valued at $590,000). In addition, 20,000 shares of common stock issued in 1992 for $100,000 of debt and $20,000 of interest were rescinded.

In July 1993, the Company reconveyed land acquired in Cripple Creek, Colorado, valued at $1,315,000, to the seller in exchange for long-term debt of $1,315,000 (see Note 2).

The Company issued 197,787 shares for various services rendered in 1993 valued at $619,000. The Company recorded compensation expense of $600,000 as a result of options to purchase the Company's common stock at below market values granted to former shareholders of Mountaineer (See Note 9).

During 1993, the Company had certain noncash provisions, net of benefits, reflected in operations aggregating $145,000. Such amounts were expected to provide future benefits or were based on estimates at December 31, 1992.

NOTE 16 - SUBSEQUENT EVENTS

Expanded Gaming Legislation

In March 1996, the West Virginia code was amended to permit game themes depicting symbols on reels, commonly referred to as "line games" or "video slot games". The legislation will go into effect in June 1996, unless vetoed by the Governor of West Virginia.

Lease Amendment

In March 1996, the Company amended its master lease for its video lottery terminals (see Note 7).

Bridge Financing

In March  1996,  the  Company  entered  into  five  short-term  note  agreements aggregating $750,000 due in five monthly equal principal installments of $150,000 each, commencing 30 days from the date of the loan. The Company received an aggregate $570,000 of proceeds. In addition, the Company issued 75,000 shares of its common stock valued at approximately $50,000 as consideration for the loan. Total interest costs on this indebtedness are expected to be approximately $230,000 and will be charged to operations in 1996.

                    CONDENSED AND CONSOLIDATED BALANCE SHEETS


                                                      June 30,         December 31,
                                                        1996               1995
                                                        ----               ----

ASSETS
Current Assets:
  Cash and cash equivalents                            $   893,000        $   807,000
  Restricted cash 411,000 426,000
  Notes receivable from related parties, net of
    allowance for doubtful accounts of $290,000             62,000             62,000
  Accounts receivable, net of allowance for
    doubtful accounts of $112,000 and $70,000
    for 1996 and 1995, respectively                        224,000            174,000
  Deferred financing costs                                 268,000            388,000
  Other current assets                                     346,000            115,000
                                                       -----------        -----------
         Total current assets                            2,204,000          1,972,000
                                                       -----------        -----------
Property:
  Land   371,000                                           371,000
  Buildings                                             15,716,000         15,716,000
  Equipment and automobiles                              2,292,000          2,258,000
  Furniture and fixtures                                 2,046,000          2,021,000
  Construction in progress                                 989,000            519,000
                                                       -----------        -----------
                                                        21,414,000         20,885,000
  Less accumulated depreciation                         (3,525,000)        (2,785,000)
                                                       -----------        -----------
                                                        17,889,000         18,100,000
Net Assets of Discontinued
  Oil and gas activities                                 2,616,000          2,616,000
Other Assets:
  Excess  of  cost of  investments  over  assets
   acquired,  net of  accumulated amortization
   of $896,000 and $770,000 for 1996 and 1995,
    respectively                                         2,878,000          3,004,000
  Deposits and other                                        27,000             55,000
                                                       -----------        -----------
                                                         2,905,000          3,059,000
                                                       -----------        -----------
TOTAL ASSETS                                           $25,614,000        $25,747,000
                                                       ===========        ===========



                       See accompanying notes to financial statements.

                    CONDENSED AND CONSOLIDATED BALANCE SHEETS

                                             June 30,         December 31,
                                               1996               1995
                                               ----               ----

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                           $  2,606,000       $  3,474,000
  Accrued liabilities                           2,183,000          2,096,000
  Accrued leases                                  610,000            161,000
  Short term notes payable                        718,000                  0
  Current portion of long term debt             3,727,000          2,536,000
  Redeemable common stock                         772,000            991,000
                                             ------------       ------------
         Total current liabilities             10,616,000          9,258,000
Accrued Liabilities                               343,000            490,000
Deferred Income Taxes                           1,463,000          1,529,000
Long Term Debt, net of current                  6,363,000          8,071,000
Redeemable Common Stock, net of current           246,000            415,000
                                             ------------       ------------
Total Liabilities                              19,031,000         19,763,000
                                             ------------       ------------
Shareholders' Equity:
  Common stock                                      2,000              2,000
  Paid-in-capital                              32,760,000         32,115,000
  Receivable from exercise of stock options             0            (69,000)
  Accumulated deficit                         (26,179,000)       (26,064,000)
                                             ------------       ------------
         Total shareholders' equity             6,583,000          5,984,000
                                             ------------       ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $ 25,614,000       $ 25,747,000
                                             ============       ============


                       See accompanying notes to financial statements.

               CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  Three Months Ended                    Six Months Ended
                                                                        June 30                              June 30
                                                                        -------                              -------
                                                               1996               1995             1996               1995
                                                               ----               ----             ----               ----

Revenues:
  Video lottery terminals                                    $ 6,142,000        $ 3,892,000        $11,900,000        $ 6,843,000
  Pari-mutuel commissions                                      1,157,000          1,151,000          2,165,000          2,048,000
  Food, beverage and lodging                                     921,000            873,000          1,573,000          1,391,000
  Other                                                          303,000            305,000            463,000            542,000
                                                             -----------        -----------        -----------        -----------
Total Revenue                                                $ 8,523,000        $ 6,221,000        $16,101,000        $10,824,000
                                                             -----------        -----------        -----------        -----------
Costs and Expenses:
  Cost video lottery terminals                               $ 4,083,000        $ 2,710,000        $ 8,028,000        $ 4,892,000
  Cost of pari-mutuel commissions                              1,361,000          1,393,000          2,497,000          2,644,000
  Cost of food, beverage and
    lodging                                                      848,000            871,000          1,529,000          1,616,000
  Cost of other revenues                                         276,000            304,000            492,000            522,000
  General and administrative
    expenses                                                     883,000          1,380,000          2,078,000          2,481,000
  Depreciation and amortization                                  407,000            317,000            866,000            620,000
                                                             -----------        -----------        -----------        -----------
Total Costs and Expenses                                     $ 7,858,000        $ 6,975,000        $15,490,000        $12,775,000
                                                             -----------        -----------        -----------        -----------
Operating Income (Loss)                                          665,000           (754,000)           611,000         (1,951,000)
Interest Expense                                                (593,000)          (344,000)          (792,000)          (760,000)
                                                             -----------        -----------        -----------        -----------
Income (Loss) Before Income Taxes                                 72,000         (1,098,000)          (181,000)        (2,711,000)
Benefit for Income Taxes                                          33,000             32,000             66,000             65,000
                                                             -----------        -----------        -----------        -----------
Net Income (Loss)                                            $   105,000        $(1,066,000)       $  (115,000)       $(2,646,000)
                                                             ===========        ===========        ===========        ===========
Net Income (Loss) Per Share                                  $       .01        $      (.07)       $      (.01)       $      (.17)
                                                             ===========        ===========        ===========        ===========
Weighted Average Number of Shares
  Outstanding                                                 18,274,708         15,260,481         18,217,246         16,033,815
                                                             ===========        ===========        ===========        ===========



                   See accompanying notes to consolidated financial statements.

               CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              Six Months          Six Months
                                                 Ended               Ended
                                             June 30, 1996       June 30, 1995
                                             -------------       -------------

CASH FLOW FROM OPERATING ACTIVITIES
Net Loss                                       $  (115,000)         $(2,646,000)
Adjustments to reconcile net losses to
  net cash used in operating activities:
    Depreciation and amortization                  866,000              613,000
    Common stock issued and stock options
      granted for services rendered                292,000                    0
  Common stock issued for interest expense         230,000              315,000
  Provision for doubtful accounts                   40,000                    0
  Provision for settlement agreements             (208,000)              18,000
  Deferred income taxes                            (66,000)             (65,000)
Net Change in Assets and Liabilities:
  Prepaid expenses and other                       (80,000)             450,000
  Restricted cash                                   15,000              286,000
  Net assets of discontinued operations                  0              (26,000)
  Accounts payable and accrued expenses           (347,000)             973,000
                                               -----------          -----------
  CASH PROVIDED BY (USED IN) OPERATING
    ACTIVITIES                                     627,000              (82,000)
                                               -----------          -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Deposits and other                                28,000                2,000
  Capital expenditures                            (593,000)          (3,573,000)
                                               -----------          -----------
  CASH USED IN INVESTING ACTIVITIES            $  (565,000)         $(3,571,000)
                                               -----------          -----------
CASH FLOW FROM FINANCING ACTIVITIES
  Principal payments                            (1,076,000)                   0
  Proceeds from issuance of notes payable        1,100,000            3,652,000
  Proceeds from issuance of common stock                 0               27,000
                                               -----------          -----------
CASH PROVIDED BY FINANCING ACTIVITIES          $    24,000          $ 3,679,000
                                               -----------          -----------
NET INCREASE (DECREASE) IN CASH                     86,000               26,000
Cash, Beginning of Period                          807,000            1,057,000
                                               -----------          -----------
Cash, End of Period                            $   893,000          $ 1,083,000
                                               ===========          ===========



                See accompanying notes to consolidated financial statements.


NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited condensed, consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and disclosures required by generally accepted accounting principles for complete financial statements. In the opinion of Management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included herein. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996. For further information, refer to the consolidated financial statements and notes thereto included in the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995.


NOTE 2 - CONTINGENCIES

In 1995, the Registrant recorded a provision for loss in the amount of $308,000 for a legal settlement based on management's estimates. In June 1996, the related lawsuit was dismissed upon payment of a $100,000 settlement. The remaining $208,000 reserve was reversed in June, 1996, and is reflected as a reduction in general and administrative expenses in the Condensed and Consolidated Statements of Operations.

The Registrant has developed and is implementing a corrective action plan to stop leakage from underground storage tanks at its Mountaineer Race Track and Resort facility in Chester, West Virginia. In 1995, Management estimated the cost of the plan to be $140,000, consisting of $60,000 in monitoring and operational costs to be expended in 1995 and 1996, and $80,000 in capital expenditures to be incurred in 1996. The
Registrant recorded a provision of $140,000 in 1995 for these projected expenses. The Registrant expended $45,000 relating to this contingency in the second half of 1995 and $59,000 in the first half of 1996.


NOTE 3 - INCOME TAXES

The benefit for income taxes recorded in the accompanying statement of operations for the six month periods ended June 30, 1996 and 1995 results from non-tax deductible depreciation expense attributable to the purchase method of accounting for the investment. At June 30, 1996, the Registrant has recorded a non-current valuation allowance of approximately $8.7 million against its primary deferred tax assets (net operating loss carryforwards for federal and state income tax purposes). At June 30, 1996, the Registrant has approximately $23 million in net operating loss carryforwards, however, as a result of a change of ownership of the Registrant during 1992 due to issuances of the Registrant's common stock, the use of such net operating loss carryforwards earned during 1992 through 1995 is subject to certain limitations.


NOTE 4 - DISCONTINUED OIL AND GAS ACTIVITIES

                                                BALANCE SHEET ITEMS
                                                -------------------

                                                June 30          December 31
                                                 1996               1995
                                                 ----               ----

ASSETS
  Term note receivable                           $  192,000         $  236,000
  Production note receivable                        150,000            150,000
  Oil and gas activities:
    Working interest in proved oil and gas
      properties                                  2,582,000          2,582,000
                                                 ----------         ----------
                                                  2,924,000          2,968,000
                                                 ----------         ----------
LIABILITIES
  Accounts payable and accrued liabilities         (293,000)          (252,000)
  Payables to related parties                       (15,000)          (100,000)
                                                 ----------         ----------
NET ASSETS                                       $2,616,000         $2,616,000
                                                 ==========         ==========

The Registrant's remaining oil and gas assets are located in Michigan, consisting of a 25% working interest in a 64% net revenue interest in proved reserves. Thirty-four wells are located on the property which have been inoperative since the Registrant acquired the property in December 1992. The well sites require certain remedial activities, which include abandonment costs. Management has estimated the cost of such remedial activities to range from $1,200,000 to $2,000,000 should its current plan of operation with Fleur-David not continue. Management expects to continue with its initial rework and eventual waterflood project with Fleur-David to minimize the Registrant's costs associated with remediation and abandonment of the wells. The Registrant's estimated cost of rework and waterflood, as a 25% joint venture interest holder, is $550,000, $311,000 of which has been paid through June 30, 1996 and the remaining $239,000 included as a liability in the net assets of discontinued operations in the accompanying June 30, 1996 condensed and consolidated balance sheet.

Related Party Transactions

Sale of Oil and Gas Leases and Wells. In December 1994, the Registrant entered into an arrangement to sell certain proved and unproven gas reserves located in Southeast Ohio for notes valued at approximately $426,000 to a party related to an officer and shareholder of the Registrant. In connection therewith, the Registrant obtained two notes, a $300,000 note bearing interest at 8% per annum, payable at $10,000 per month beginning June 1995, and a $150,000 non-interest bearing note, payable based on 50% of production revenues in excess of $10,000 per month, secured by the assets sold. The Registrant recorded a loss on the sale of these assets of $567,000 in 1994. At June 30, 1996, the principal balance on the term note is approximately $192,000, and the principal balance of the production note is $150,000.

Notes Payable. During 1994 and 1995, various corporate affiliates of Mr. Arneault advanced an aggregate sum of approximately $100,000 to the Registrant's ExCal subsidiary primarily to cover overhead expenses in connection with the maintenance of leases and other costs associated with the Registrant's existing oil and gas interests in Michigan and former interests in Ohio. In February 1996, such accrued amount, along with accrued interest thereon at the rate of 10% per annum, was converted into three demand promissory notes in the aggregate principal amount of $100,218 payable to such corporate affiliates of Mr. Arneault at the rate of 10% per annum. At June 30, 1996, two of the notes have been paid and the principal balance on the remaining note payable is $15,000. No material overhead expenses are expected to be incurred in 1996.


NOTE 5 - LICENSING

In June 1996, Mountaineer's video lottery license was renewed through June 30, 1997.


NOTE 6 - SETTLEMENT AGREEMENT

In January 1993, the Registrant entered into a financing arrangement with Jackpot Enterprises, Inc. On March 2, 1995, the Registrant settled a claim by Jackpot, effective June 25, 1994, by agreeing to issue shares of its common stock with registration rights. The number of shares is based on a guaranteed price of $512,500 divided by the closing market price per share on the effective date of registration. The Registrant recorded a provision for loss of $525,000 in connection with the settlement which was included in the consolidated statement of operations for the year ended December 31, 1994.

The Registrant issued 125,000 shares to Jackpot on the date of the settlement and, for every 60 days the registration statement remains unfiled, the Registrant is obligated to issue an additional 12,500 shares, up to a maximum of 125,000 additional shares. At June 30, 1996, 100,000 of such additional shares have been issued; 37,500 of such additional shares were issued during the six months ended June 30, 1996, to which a value of $52,000 was ascribed and charged to accrued liabilities. The issuance of such shares has been, and will continue to be reflected in the statement of stockholders' equity at no additional value or consideration.


NOTE 7 - LONG-TERM DEBT

Construction Note Payable

In March 1996, Bennett Management & Development Corporation and its parent, The Bennett Funding Group, Inc., filed for protection from creditors under Chapter 11 of the federal bankruptcy laws. The bankruptcy court subsequently assigned a trustee to administer the affairs of the estates while in bankruptcy. The Registrant has continued to remit interest and principal payments to Bennett Management & Development Corporation under the terms of the construction loan agreement, as amended January 1996. The outstanding principal balance of the construction note payable is $9,633,333 at June 30, 1996. The Registrant paid $566,666 and $638,000, respectively, of principal and interest relating to the construction note in the first six months of 1996.

Term Notes

In September 1995, the Registrant entered into an agreement with its totalisator system supplier to convert $461,000 of outstanding trade payables into a term note. Under the terms of the agreement, the Registrant is required to make 21 monthly interest and principal payments of $17,800 and 8 additional payments of approximately $17,800 on various dates through May 31, 1997. The loan, which is unsecured, bears interest at the rate of 12% per annum. The loan is subject to an acceleration clause and other financial disincentives in the event of default. At June 30, 1996, the outstanding principal balance is $251,000. The Registrant paid $157,000 and $21,000 of principal and interest, respectively, in the first six months of 1996 related to this term note.

In May 1996, the Registrant reached a settlement agreement with the holder of 52,250 shares of redeemable common stock, valued at $313,000, as further described in Note 9. Pursuant to the settlement agreement, the Registrant agreed to pay $25,000 upon execution of the settlement agreement and delivered a promissory note calling for a total of three payments of $5,000 due on August 1, 1996, November 1, 1996 and February 1, 1997; a payment of $50,087 on May 1, 1997; and a total of four annual payments of $40,087 due on May 1, 1998 through 2001. The promissory note, which is unsecured, does not bear interest. The obligation to pay the amounts identified above was discounted at the rate of 8%, and long term debt in the amount of $206,000 was recorded in the Condensed and Consolidated Balance Sheet, as of June 30, 1996.

The Registrant charged $601,000 and $760,000, respectively, to interest expense relating to long-term debt in the six month periods ended June 30, 1996 and 1995. The Registrant capitalized $267,000 and $1,027,000 of interest in the first two quarters of 1996 and 1995, respectively.


NOTE 8 - SHORT TERM NOTES PAYABLE

In the first half of 1996, the Registrant entered into a series of short-term note agreements with three lenders aggregating $1,100,000. Under the terms of the agreements the Registrant is obligated to repay a total of $1,302,000 in interest and principal in 1996. In addition, the Registrant issued 100,000 shares of its common stock, and warrants to purchase 50,000 shares of its common stock at $0.80 per share, valued in the aggregate at $81,000 as supplemental consideration for the loans. The remaining principal balance of the notes is $718,000 at June 30, 1996. Future principal obligations for the loans, which are unsecured, are as shown below:

                                    July           August
                                    1996            1996            Total
                                    ----            ----            -----

$600,000 short-term notes dated
  March 22, 1996                    $112,000        $106,000        $218,000
$250,000 short-term note dated
  May 30, 1996                       250,000               0         250,000
$250,000 short-term note dated
  June 7, 1996                             0         250,000         250,000
                                    --------        --------        --------
                                    $362,000        $356,000        $718,000
                                    ========        ========        ========

The Registrant charged $192,000 to interest expense relating to short-term notes in the first half of 1996.


NOTE 9 - CAPITAL TRANSACTIONS

During 1995, the Registrant incurred salaries to key members of management totaling $204,000 which remained unpaid at December 31, 1995. On February 9, 1996, the board of directors approved two agreements to issue a total of 466,676 shares of the Registrant's common stock in satisfaction of $186,000 of these liabilities (plus accrued interest of $3,300 calculated at the rate of 10% per annum) based on the closing market price of the stock on that day of $.40625 per share. The agreements provide that for a term of one year commencing February 9, 1996, in the event the initial holders propose to sell any of the shares, they shall be required to notify the Registrant of such intention and the Registrant may then elect, at any time before the proposed date of sale, to purchase the shares at the price of $1.00 per share, payable within two days after the date of such election. Otherwise, the shares may be sold as proposed. In addition, the Registrant shall have the right at any time to purchase the shares for a price of $1.00 per share within two days after notice of its intention to do so.

In November 1995, the Registrant entered into an agreement to compensate a key consultant for services previously rendered to the Registrant. The agreement provided for the issuance of 200,000 shares of the Registrant's common stock to the consultant and registration of the shares on From S-8 with the Securities and Exchange Commission. The registration statement was filed on December 4, 1995, and the shares were issued effective January 19, 1996.

In November 1995, the Registrant's board of directors adopted an incentive stock option plan meeting the requirements of Section 422 of the Internal Revenue Code, subject to shareholder approval. In accordance with the plan, 500,000 shares were reserved for issuance on January 23, 1996 at an exercise price of $.5625 per share, based on the closing market price of the stock on that day. The options are exercisable over a period of five years, subject to certain limitations.

On January 23, 1996, the board of directors granted to its two outside directors, Robert A. Blatt and Robert L. Ruben, non-qualified stock options to purchase 50,000 shares and 75,000 shares of the Registrant's common stock, respectively, at the fair market value of the shares on the date of grant of $0.5625 per share. The options are immediately exercisable for a term of five years.

On March 22, 1996, the Registrant issued 100,000 shares of common stock in connection with the short-term financing described in Note 8 above. Such shares were valued at the fair market value of $.8125 per share on that date, and are being amortized to interest expense over the life of the related loan.

In 1992, the Registrant acquired all of the capital stock of Golden Palace Casinos, Inc. in exchange for 4,311,000 shares of the Registrant's common stock. With respect to 209,000 shares of such stock, the founders of Golden Palace Casinos were granted put rights requiring the Registrant to redeem such shares at $6.00 per share at the request of the holders ("Redeemable Shares"). On June 30, 1995, holders of 104,500 Redeemable Shares received an aggregate of 366,750 shares of the Registrant's common stock, of which 276,750 shares are subject to conversion into notes at a value of $1.50 per share or approximately $417,000. The Registrant negotiated settlements in the second quarter of 1996 with the holders of the remaining 104,500 Redeemable Shares as described below and in
Note 7. As a result of these settlements, the Registrant recorded a $211,000 increase to paid-in-capital, reflecting the reclassification of 104,500 shares to stockholders' equity. The $206,000 long-term note payable was recorded in the accompanying Condensed and Consolidated Balance Sheet. There was no gain or loss arising from the settlement agreements.

Pursuant to one of the settlement agreements, the Registrant agreed to issue 133,416 shares of the Registrant's common stock (the "Shares"). In the event the average market price of the Registrant's common stock is less than $1.50 per share for the 90 trading days following the effective date of the registration statement, the Registrant will be required to issue that number of additional shares required to satisfy the difference between $1.50 per share and such average market price. If the Shares were not registered by June 30, 1996, the Registrant agreed to execute a promissory note in the amount of $200,125 with interest at 12% per year from the date of the note, payable in 24 equal monthly installments.

So long as the Registrant is not in default with respect to its repayment obligations under the promissory note, if such note is required to be delivered, then upon either (i) the registration of the Shares or (ii) the eligibility of the Shares for public sale pursuant to SEC Rule 144, then the Registrant shall receive as a credit against any amounts then due under the note an amount equal to the average closing market price of the common stock for the 90 trading days following the effective date of the registration statement or the date the Shares become eligible for public sale under Rule 144. Upon execution and delivery of the promissory note, the Registrant will have the right to repurchase the Shares for $1.50 per share and would, upon such repurchase, receive a like credit against the amount due under the note. The creditor may extinguish the Registrant's right of repurchase upon notice, resulting in a credit against the note equal to $1.50 per share multiplied by the number of shares as to which the right of repurchase had been extinguished.


NOTE 10 - SUBSEQUENT EVENTS

Finance Arrangement

On July 2, 1996, the Registrant's Mountaineer subsidiary entered into a financing arrangement with a private lending firm for a working capital loan and a commitment for first mortgage refinancing. The $5 million loan is secured by a second mortgage on Mountaineer's real and personal property and is guaranteed by the Registrant. The note evidencing the loan calls for monthly payments of interest only at the rate of 12% per annum, and a default rate of 22% per annum. The Registrant also agreed to issue the lender 183,206 shares of its common stock and warrants to purchase an additional 1,141,250 shares at $1.06 per share. The principal is to be repaid at the end of the three year term, during which the loan is subject to, on each anniversary date, additional fees in cash equal to 8% of the outstanding principal balance, stock equal to 5% of the outstanding principal balance divided by the average daily closing price on each business day for the 30 days prior to the third day before each anniversary date, and warrants to purchase 250,000 shares of common stock at $1.06 per share. Certain restrictions are imposed limiting the Registrant's ability to incur additional debt, make capital expenditures and increase management's compensation, and anti-dilution provisions are included to protect the lender in the event the Registrant issues additional securities at a price below $1.06 per share without the consent of the lender or subsequent holders of the warrants.

As part of the transaction, the lender also provided a one year commitment to lend Mountaineer up to $11.1 million of additional funds to be used to refinance the current first mortgage held by Bennett Management & Development Corp. The commitment is subject to customary conditions, including negotiation of definitive loan agreements. In connection with the financing commitment, the Registrant agreed to pay a $110,000 commitment fee and to issue the lender additional warrants to purchase 350,000 shares of common stock at $1.06 per share.

In order to assure compliance with provisions of the West Virginia Racetrack Video Lottery Act concerning control over a licensee of the State Lottery, the lender has agreed that it may not own, through the exercise of warrants or otherwise, more than 5% of the Registrant's outstanding common stock unless and until the West Virginia Lottery Commission either (i) approves the lender or
(ii) provides an advisory opinion approving an arrangement whereby the lender may own but may not have voting rights to any shares in excess of the 5% threshold. If the lender becomes disqualified after such Lottery Commission approval, any shares held in excess of the 5% threshold, if registered, shall be sold by the lender in the market; otherwise such shares may be put to the Registrant at the then market price, payable in cash or a note with interest payable monthly at 24% per annum and all principal due in one year.

The Registrant agreed to register the stock and warrants with the SEC, subject to cash penalties if such registration is not initially filed on or before 90 days from the date of the loan agreement, and up to two additional cash penalties if the registration is not declared effective before seven and nine months from the date of demand therefor by the lender. All warrants are exercisable for a term of five years.

Net proceeds after repayment of a $250,000 loan from an affiliate of the lender pending the closing, due diligence and loan origination fees, fees associated with the take-out commitment and the costs of the transaction are approximately $4.2 million. The loan proceeds will be used by Mountaineer to retire a substantial portion of its accounts payable, make future site improvements and decorate the Speakeasy Gaming Saloon. The loan proceeds will also be used for television and print advertising campaigns in the Pittsburgh and Cleveland markets.

Commencement of Video Slot Operations

On July 3, 1996, Mountaineer introduced several offerings of classic casino "slot" games on 350 of its 800 video lottery terminals. The new games are offered in addition to Mountaineer's existing gaming choices of video poker, keno and blackjack. Mountaineer earned an average daily net win of $139 per terminal in the first 33 days following installation of video slot games, compared to $68 per terminal during the same period in 1995. There can be no assurance that the revenue levels generated immediately after the inception of video slot operations can be sustained in future periods.

Note Receivable

In 1995, the Registrant recorded a $50,000 loss provision in connection with a short term loan advanced in 1994 to a company with a common significant shareholder. In April 1996, a confessed judgment promissory note was obtained to secure payment for the loan. Payment of $58,333, including interest at 8% per annum, was due on August 4, 1996, however, no payment was made. The Registrant is currently negotiating to collect the amount now due and will proceed with legal action if Management determines that such negotiations become unproductive.